Table of Contents

Confidential treatment requested by Zerolimit Technology Holding Co. Ltd. for this draft registration statement pursuant to 17 C.F.R. §200.83.

As confidentially submitted to the U.S. Securities and Exchange Commission on January [--], 2025. This draft registration statement, amendment no. 3, has not been publicly filed with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

___________________________

Zerolimit Technology Holding Co. Ltd.

(Exact name of Registrant as specified in its charter)

___________________________

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

20F, Haowei Technology Building No. 8

Keji South Road, High-tech Industrial Park South District, Nanshan District

Shenzhen 518051, People’s Republic of China

Telephone: 86-0755-8653-8929

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

___________________________

Prudentia Law Corporation

533 Airport Blvd., Suite 400

Burlingame, CA 94010

Telephone: (650) 268-8128

(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

Copies to:

Gerald Lau, Esq. Anthony Patel, Esq. Ashley Duran, Esq. Prudentia Law Corporation 533 Airport Blvd., Suite 400 Burlingame, CA 94010 Telephone: (650) 268-8128	Anthony Basch, Esq. Alexander Powell, Esq. Chunyan Shuai, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 Telephone: (804) 771-5700

___________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

___________________________

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [•], 2024

Zerolimit Technology Holding Co. Ltd.

Up to [•] Ordinary Shares

This is an initial public offering of [•] ordinary shares, par value US $0.0001 per share (each, an “Ordinary Share,” and, collectively, the “Ordinary Shares”) of Zerolimit Technology Holding Co. Ltd., a Cayman Islands exempted company with limited liability.

Prior to this offering, there has been no public market for our Ordinary Shares. We anticipate the initial offering price per Ordinary Share will be between $[•] and $[•] per Ordinary Share. The offering is being made on a “firm commitment” basis by Prime Number Capital LLC, the underwriter (the “Underwriter”). See “Underwriting.” We plan to list our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ZDAN.” We cannot guarantee that we will be successful in listing our Ordinary Shares on Nasdaq. This offering is conditioned upon the successful listing of our Ordinary Shares on Nasdaq. If Nasdaq does not approve our listing application, this initial public offering will be terminated.

Throughout this prospectus, unless the context indicates otherwise, the terms “Zerolimit Cayman,” “we,” “our,” and “our Company,” only refers to Zerolimit Technology Holding Co. Ltd., the Cayman Islands holding company; the term “HK Zerolimit”, refers to Zerolimit Technology Holding Co. Limited, a limited liability company incorporated in Hong Kong, which is 100% owned by our Company; the term “WFOE” refers to Zerolimit Holdings (Shenzhen) Co., Ltd, a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is 100% owned by HK Zerolimit, and the term “Zhenglian Shenzhen” or “the VIE” refers to Zhenglian Technology (Shenzhen) Co., Ltd., a limited liability company organized under the laws of the PRC, which is 100% owned by the VIE shareholders. For details on Zerolimit Cayman's corporate structure, see “Corporate History and Structure.”

Our Company is not a Chinese operating company, but rather a Cayman Islands holding company with no material operations of its own. Our Company conducts its operations through its subsidiaries through a series of contractual arrangements with the VIE incorporated in the PRC. Our corporate structure involves unique risks to investors as they are purchasing equity securities in a Cayman Islands holding company, and not equity securities of the VIE based in China. However, due to our indirect relationship with the VIE through the VIE Agreements, we are regarded as the primary beneficiary of the VIE for accounting purposes under the United States generally accepted accounting principles (“U.S. GAAP”). Our PRC counsel has advised us that as of the date of this prospectus, there are substantial uncertainties regarding the interpretation and application of the current and future PRC Laws, rules and regulations related to VIE Agreements. See sections entitled “Corporate Structure and History” and “The VIE Agreements” for additional information related to our VIE structure and related matters.

The VIE Agreements have not been tested in a court of law in China as of the date of this prospectus. Such risks exist throughout the period in which we intend to operate certain portions of our business through contractual arrangements with the VIE in accordance with the VIE Agreements. The VIE Agreements may not be as effective in providing operational control. For example, the VIE and the VIE Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the VIE and the VIE Shareholders to perform their obligations under such contractual arrangements so that we can exercise operational control for accounting purposes. The VIE Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 23 to read about factors you should consider before buying our Ordinary Shares.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares from being traded on any U.S. stock exchange. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor, TPS Thayer, LLC (“TPS”), is an independent registered public accounting firm headquartered in Sugar Land, Texas, and has been inspected by the PCAOB on a regular basis, with the last inspection in September of 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our securities, which may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors – Risks Related to Doing Business in the PRC– If it is later determined that the PCAOB is unable to inspect and investigate completely our auditor, our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the HFCAA). The delisting of and prohibition from trading our securities, or the threat of their being delisted and prohibited from trading, may cause the value of our securities to significantly decline or become worthless.”

We are an “emerging growth company” and a “foreign private issuer” as defined under U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” and “Risk Factors.”

We face various legal and operational risks and uncertainties related to our subsidiaries and VIE’s operations in China. Our subsidiaries and the VIE have substantial business operation located in China and are subject to evolving PRC laws and regulations. Our subsidiaries and the VIE expect to be subject to the approval, filing or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities in connection with this offering under current PRC laws, regulations and rules. We may also be subject to cybersecurity review by the Cyberspace Administration of China. Because these statements and regulatory actions are new and subject to change, it is uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our business operations or our ability to list on a U.S. stock exchange. Although PRC regulations only apply directly to our subsidiaries and the VIE, we are nevertheless indirectly impacted as a result, and therefore disclose these PRC regulations as affecting us.

We are not a Chinese operating company, but rather a Cayman Islands holding company with operations conducted by subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. This structure involves unique risks to investors. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating company. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or pose a material change in the value of the securities we are seeking to registering for sale in this offering. The value of our securities could significantly decline or become worthless.

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, the VIE, and investors. Rather the funds can be transferred in accordance with the applicable laws and regulations. See “Prospectus Summary – Cash Transfers and Dividend Distribution.” See also the consolidated financial statements of Zerolimit Technology Holding Co. Ltd. and Subsidiaries attached to this prospectus. We may require additional capital resources in the future and we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities, which could subject us to operating and financing covenants, including requirements to maintain a certain amount of cash reserves. See “Risk Factors – Risks Related to Doing Business in the PRC – Governmental control of currency conversion may limit our ability to utilize our revenues, transfer or distribute cash to and from our subsidiaries and to and from WFOE and the VIE effectively and affect the value your investment.”

In the last several years, the Securities and Exchange Commission has issued guidance regarding the obligations of companies based in, or with a majority of their operations in, the PRC. Recently, in the context of rules applicable under the HFCAA, we may additional compliance and disclosure requirements. We are not owned or controlled by any foreign government entities; nor are any of our shares held or controlled by any such entities. Our governing and organizational documents, such as an articles of incorporation or the equivalent, do not contain any charters or mandates on behalf of the Chinese Communist Party. We have disclosed throughout this prospectus material risks related to the role of the government of the PRC in the operations of PRC-based companies and operations, including disclosures about any material impacts that intervention or control by the PRC could have with respect to our operations, our business or the value of our securities. To the extent relevant or applicable to us, we have disclosed throughout this prospectus the material impacts of PRC statutes. We do not believe the Uyghur Forced Labor Prevention Act (“UFLPA”), which among other things prohibits the import of goods from the Xinjiang Uyghur Autonomous Region of the PRC, applies to our business or operations. Thus, we do not expect the UFLPA to materially impacts our business or operations. We have also set forth in the prospectus any material compliance risks and material supply chain disruptions that we may face as a result of our connection to the PRC. See “Risk Factors” for more information.

Additionally, upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of Nasdaq, because Guangqing Hu, the Chairman of our board of directors (“Board of Directors”) and Chief Technology Officer, is currently the beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of 73.01% of our outstanding Ordinary Shares, which is directly held by Zerolimit Digital Technology Limited, a British Virgin Islands exempted company with limited liability, whereby Guangqing Hu is the holder of 100% of the ordinary shares of Zerolimit Digital Technology Limited. See “Principal Shareholders.” Our controlling shareholder will have substantial control over corporate matters after this offering. For so long as we remain a controlled company under Nasdaq’s corporate governance standards, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq. For more information, see “Risk Factors — Risks Related to this Offering and the Ordinary Shares — We will be a “controlled company” within the meaning of the Nasdaq listing rules, and as such may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Per Ordinary Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Initial public offering price	US$	–	US$	–	US$	–
Underwriting discounts (1)	US$	–	US$	–	US$	–
Proceeds to our Company before expenses (2)	US$	–	US$	–	US$	–

(1)	Represents underwriting discounts equal to seven percent (7.00%) per Ordinary Share. See “Underwriting” in this prospectus for more information regarding the Underwriter compensation and offering expenses.
(2)	In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to Prime Number Capital LLC, the Underwriter, exercisable during the four-year and six-month period after the commencement of sale of securities in this offering, entitling the Underwriter to purchase five percent (5%) of the total number of Ordinary Shares sold in this offering (including any Ordinary Share sold as a result of the exercise of the Underwriter’s over-allotment option) at a per share price equal to 125% of the public offering price (the “Underwriter’s Warrants”). The registration statement of which this prospectus is a part also covers the Underwriter’s Warrants and the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriting compensation.

We have granted the Underwriter an option for a period of [45] days after the closing of this offering to purchase up to fifteen percent (15%) of the total number of Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the Underwriter exercises the option in full, the total underwriting discounts payable will be $[•], based on an assumed public offering price of $[•] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[•].

The Underwriter expects to deliver the Ordinary Shares against payment in U.S. dollars to purchasers on or about [•], 2024.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2024

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ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “Company,” “our” or “Zerolimit Cayman” refer to Zerolimit Technology Holding Co. Ltd. and where appropriate its consolidated subsidiaries. We conduct substantially all of our operations through Zhenglian Shenzhen, the VIE, in PRC.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor the Underwriter has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the Ordinary Shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

References to “RMB” are to Renminbi, the legal currency of PRC. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States. Our business is conducted by the VIE in PRC using RMB. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). Unless otherwise noted, all conversions from RMB to U.S. dollars are based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System dated September 30, 2024 and 2023, which was RMB7.0176 to US$1.00 and RMB7.2960 to US$1.00, respectively. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. Certain amounts shown in this prospectus or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of Zerolimit Cayman. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Neither we nor the Underwriter has taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Ordinary Shares discussed under “Risk Factors” before deciding whether to invest in the Ordinary Shares. Unless the context otherwise requires, references to “we,” “us,” “our,” or the “Company” in this section are to the business and operations of Zerolimit Cayman, its consolidated subsidiaries and the consolidated VIE. See “Corporate History and Structure — The VIE Agreements” for a summary of the contractual arrangements and “Risk Factors — Risks Related to Our Corporate Structure” for certain risks related to the contractual arrangements.

Our Mission

Driving continuous advancement in internet technology through our subsidiaries and the VIE incorporated in China.

Overview

We are a Cayman company with operations conducted through our subsidiaries and the VIE incorporated in China. Our subsidiaries and the VIE are dedicated to providing a comprehensive solution for global users in the transition to the new generation of the internet. Our subsidiaries and the VIE’s distributed network infrastructure software products enable users to efficiently set up distributed networks or migrate existing centralized applications to distributed networks.

As the internet continues to develop, we believe certain problems with the traditional and current networks (which can informally be referred to as Web 2.0) will become more and more pronounced. Among them are: (1) security concerns; (2) centralization concerns, for example, certain companies have full control over personal data stored on their centralized servers; and (3) resource limitation concerns, for example, as virtual or augmented reality and AI become more ubiquitous, the processing power, bandwidth, and storage resources required for such data increases, and consequently, there is an increase in the demand for processing power, bandwidth, and storage resources for the data associated with these technologies.

Therefore, companies and individuals find the need to upgrade to more advanced equipment to meet the continually increasing demands for resources. We believe that distributed networks can address the limitations of traditional networks. Leveraging secure and decentralized distributed technologies, with relatively modest infrastructure investment, companies or individuals can obtain sufficient processing power, bandwidth, and storage resources at a comparatively lower cost. This allows them to meet the growing demands of the next generation internet.

The VIE’s network infrastructure software products can build a unique proprietary distributed network that can be easily deployed across a multitude of devices, from servers to personal computers, tablets, and mobile phones (meeting the minimum hardware requirements). These devices can simultaneously serve as nodes on the distributed network. Deployment is typically achieved by simply running a software installation package on hardware that meets the specified configuration. Security is ensured through innovative authentication methods, utilizing public and private key pairs, along with other relevant security measures.

In order to propel the development of distributed networks and encourage more developers or network platform operators to engage in the utilization of decentralized applications, we not only offer efficient network infrastructure tools but also provides complementary software development kits for decentralized applications. The development tools facilitate the entire process of decentralized application development, including coding, debugging, testing, and deployment, within an integrated environment.

Our goal is to become a leading provider of distributed network solutions. We hope to continue to increase our investment in the research and development of distributed networks and to continuously educate and spread awareness of the solutions we can provide to the issues encountered by both traditional and current networks. Additionally, we will enhance the commercial value delivered to our end-users through the dealer channel network of our subsidiaries and the VIE. We believe that by leveraging the proprietary technology, research and development capabilities of the VIE and our subsidiaries, and accumulating valuable expertise through investments in relevant technological research, we can maintain a competitive advantage in the industry.

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We aim to stay up-to-date on technical innovations by maintaining a large talent pool and will continue to invest in research and development to upgrade the software solutions of our subsidiaries and the VIE. In 2022, the VIE and our subsidiaries obtained the national high-tech enterprise certification in PRC. As of September 30, 2024, the VIE’s research and development team consisted of 23 researchers, programmers, and engineers, accounting for approximately 55% of the total number of employees.

The VIE has historically derived its revenue mainly from software product sales through distributors and related post-contract services. As of September 30, 2024 and 2023, we had 35 and 28 distributors in China, respectively.   We consider these distributors to be our customers. Through this distribution network channel penetration, sales have extended to cover 9 provinces and 11 municipalities in China as of September 30, 2024.

We capitalized $0.012 million and $0.59 million of research and development expenditure for the fiscal years ended September 30, 2024 and 2023, respectively. We also incurred research and development expenses of $0.048 million and $0.124 million for the fiscal years ended September 30, 2024 and 2023, respectively. Our allocation of resources towards innovation has fostered our growth, as a combined company including the VIE and our subsidiaries. For the fiscal year ended September 30, 2024 and 2023, total revenue reached approximately $5.91 million and $5.68 million, respectively, and net income was approximately $2.71 million and $2.52 million, respectively.

Our Technology Advantages

We place a significant emphasis on the innovation and research and development of the underlying infrastructure of the next generation of the internet. Through continuous investment, we have achieved outstanding results, including obtaining the national high-tech enterprise certification, jointly issued by the Shenzhen Science and Technology Innovation Committee, Shenzhen Finance Bureau, and the Shenzhen Tax Service of State Taxation Administration, and the specialized and sophisticated small and medium sized enterprise (“SME”) recognition, issued by Shenzhen Small and Medium-sized Enterprises Service Bureau, and securing 2 registered trademarks, 38 registered computer software copyrights, 11 registered patents and 1 license in China as of September 30, 2024.

Based on our software component tools, the distributed network we construct can achieve functionalities such as distributed storage, peer-to-peer transmission, consensus mechanisms, and cryptographic algorithms. The independently developed Zerolimit Virtual Routing Protocol (‘ZVR Protocol’) enables distributed networking from a small-scale to an extremely large-scale node count, facilitating rapid node allocation and resource location in distributed computing and storage. By incorporating digital signature algorithms resistant to quantum computing attacks, our distributed network achieves scalability, reliability, efficiency and security:

Scalability: The distributed network can accommodate more users and data by increasing the number of nodes. This means that as demand grows, more nodes can be added to expand the network's capacity and processing power. This ability for horizontal scalability ensures that the network can handle high traffic, adapt to a growing user base, while maintaining stability and performance.

Reliability: The distributed network can improve reliability by distributing data and tasks across multiple nodes. Even if one node fails or becomes unavailable, other nodes can continue to operate, ensuring uninterrupted service. This backup mechanism reduces the risk of a single point of failure and provides a relatively reliable network service.

Efficiency: In the distributed network, the processing of data transitions from centralized to distributed, with multiple nodes across the network handling the storage and computational requirements of a single node. All nodes can both generate and process data simultaneously. Data generation and processing occur concurrently, and this concurrency scales with the number of nodes. As the number of nodes increases, and the network expands, the overall processing capacity of the entire network continually strengthens.

Security: Our patented technologies provide assurance that data managed by the distributed network is secure and tamper-proof. Using a large integer hash and an improved one-time signature scheme of multiple trapdoor permutations with permanent and dynamic private keys that are secure against key leaks, the innovative digital signature algorithm is designed to withstand attacks from quantum computers. Each piece of data is sliced into multiple parts and distributed for storage across various nodes, and it can be encrypted to allow access only with authorization. Due to the redundant backup nature of nodes, the abnormality or attack on some nodes will not impact the system's operation, provided the system has a sufficient amount of nodes.

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Our Products

Our primary products encompass Cloud Data Base Station Node Software and other software products and complementary solutions designed for constructing distributed networks. We believe that with our products, end-users from diverse industries can efficiently establish the distributed networks they require and develop the decentralized applications they need based on these distributed networks.

We offer four different software products and related complementary solutions to assist end-users in the commercial deployment of distributed networks during the fiscal years ended September 30, 2024 and 2023:

1. Cloud Data Base Station Node Software

Cloud Data Base Station Node Software is a basic component tool for building distributed application networks. It is a software package that effectively allows devices to become nodes on the distributed network. It is considered as a prime building block that can be used in multiple programs to perform a specific task or function and can also be integrated with other software products we have developed or will develop. Each cloud data station node is equivalent to an underlying server that provides general-purpose storage and computing capabilities, enabling users to engage in the development of related distributed networks.

During the fiscal years ended September 30, 2024 and 2023, we derived approximately 89.90% and 86.30% of our revenue from this product, respectively.

2. Smart Metaverse Box

Smart Metaverse Box went on sale in April 2023. It is an embedded integrated hardware and software device designed for ordinary household users, serving as a distributed lightweight node within the home. As a crucial node in the distributed application network, it contributes computing power, storage, and bandwidth to the entire distributed network.

During the fiscal year ended September 30, 2024 and 2023, we derived approximately 0.60% and 2.52% of our revenue from this product, respectively.

3. Decentralization Application Software

Several Decentralization Application Software tools were developed based on our Company’s independent networking software and development software tools. After the customer purchases the right to use the tools, they can be deployed on to the customer's distributed network to meet the various needs of end users. Decentralization Application Software includes distributed domain name software, distributed cloud disk software, Huashengren (e-commerce) software, and Rushu Jiazhen (digital collection) software.

During the fiscal year ended September 30, 2024 and 2023, we derived approximately 7.40% and 11.18% of our revenue from this product line, respectively.

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4. Enterprise Data Base Station Node Software and Hardware

Enterprise Data Base Station Node Software and Hardware is a device capable of running multiple nodes and designed for enterprise users, combining the functionality of server. It is a critical facility for distributing and miniaturizing traditional large data centers, as it can be flexibly deployed in general office environments without requiring significant upfront infrastructure investment. It serves as the initial networking tool for carrying local distributed digital applications.

During the fiscal years ended September 30, 2024 and 2023, we derived approximately 2.10% and nil of the revenue from this product, respectively.

The following tables set forth our revenue breakdown by type of products for the related periods indicated:

	For the fiscal years ended September, 30
Net Revenue	2024		2023
Cloud Data Base Station Node Software	$5,311,916	89.90%	$4,902,503	86.30%
Enterprise Data Base Station Node Software and Hardware	122,853	2.10%	–	–
Smart Metaverse Box	37,024	0.60%	143,118	2.52%
Decentralization Application Software	434,369	7.40%	635,046	11.18%
Total	$5,906,162	100.00%	$5,680,667	100.00%

Our Business Model

We currently generate our revenue primarily from software sales and related post-contract services, along with a portion from sales of complementary embedded hardware-software integrated products.

As of the date of this prospectus, we rely completely on our distribution network to promote and sell, and its distribution footprint is concentrated only in China. We sold 100% of our software products through distributors during fiscal years 2024 and 2023.

Distributors and End-Users

Our distributors refer to those individuals or entities who purchase our products at the specified price stipulated in their purchase agreements with us and distribute the products in the designated region where they are located or through their offline and online channels to resell the products to end-users.

While we do not possess all of the details regarding the end-users or the particular projects utilizing our software products, we generally categorize our end-users as individuals or enterprises who seek access to the distributed network and leverage our software products to create the decentralized applications for their specific needs.

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Adopting a distribution model is advantageous for rapidly reaching end-users through the sales network of distributors, creating sales scale, and concurrently establishing firewall between the Company and end-user data through the distributor channel.

We typically enter into purchase agreements with our distributors, which specify the cooperation scope, payment terms, rights and obligations of both parties, restrictive covenants, delivery terms, refunds or replacements, breach and termination, and dispute resolutions. The distributors make payment to us in accordance with the agreed-upon terms and then leverage their sales networks to sell our software products to end-users. After the payment has been received from the distributors, our software products are delivered in accordance with the contractual obligations in the purchase agreements to the distributors through an activation code. The distributors subsequently deliver the software products to end-users by sharing this activation code. We do not deliver software products directly to any end-user.

Our distributors are considered our customers. As of September 30, 2024, we had 35 distributors in China. These distributors cover 9 provinces and 11 municipalities in China, including Guangdong, Chongqing, Zhejiang, Hainan, Hubei, Liaoning, Shandong, Sichuan, and Hebei.

Our distributors normally do not disclose to us the detailed information of the end-users or any specific project the software products are being used in. Additionally, we work together with distributors to provide after-sales support and maintenance services.

Customer Relationships

The top 3 customers for the fiscal year ended September 30, 2024 are the following: (1) Guangdong Lightning Cat New Energy Technology Co., Ltd (“Guangdong Lightning”), (2) Chongqing Shenghong Technology Co., Ltd (“Chongqing Shenghong”), and (3) Shenzhen Huawang Supply Chain Co., Ltd (“Shenzhen Huawang”).

The top 3 customers for the fiscal year ended September 30, 2023 are the following: (1) Liaoning Pulian Suyuan Health Technology Information Consulting Co., Ltd. (“Liaoning Pulian”), (2) Shenzhen Jisu Distributed Network Technology Co., Ltd. (“Shenzhen Jisu”), and (3) Zerolimit Digital Technology Co., Ltd. (“Zerolimit Digital”).

Liaoning Pulian and Shenzhen Jisu are distributors which have signed master sales contracts with the VIE. Important terms of the agreements are as follows:

1. Upon receipt of the software payment into the designated account of the VIE (“Party A”), Party A shall be responsible for configuring the software and delivering the software activation code along with the installation manual to the distributor (“Party B”). Party B shall confirm the successful activation of the software and then issue an acceptance confirmation.

2. The software license provided is a permanent license, allowing Party B to operate the software at any time and place, within an independent third-party environment, following delivery.

3. Party A is committed to providing one year of after-sales service, which includes technical support, maintenance, and automatic background updates

4. For after-sales services exceeding one year, the service fees shall be separately negotiated and agreed upon by both Party A and Party B based on necessity.

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This product guarantee constitutes Party A's commitment to Party B. During its agency period, Party B shall assume the product guarantee obligations towards the end-users, which are transferred to Party B concurrently with the delivery of Party A's products.

Zerolimit Digital is the VIE’s domestic parent company which has signed software authorization agreements for the use of four software products developed by the VIE. Please refer to the discussion starting on page 136 for “Material Transactions with Related Parties” for more details.

Suppliers

When developing software component tools, we require support for the development and testing networks for distributed development. This involves the procurement of hardware devices and the purchase of data center services for online operations. Additionally, for the nodes we develop (such as the Smart Metaverse Box), we rely on hardware suppliers for components like mainboards, storage devices, computing equipment, and software components.

As of September 30, 2024 and 2023, we had 1 and 14 suppliers in China, respectively, and we have maintained good relationships and contact with most of these suppliers to ensure adequate and timely supply of its software products. We typically purchase these devices and services on a purchase-order basis.

Software Support and Maintenance

We work with our distributors to offer software support and maintenance services.

Currently, we do not have any customer service representatives to provide support directly to end-users. Instead, we rely on our network of distributors’ customer service representatives to carry out the after-sales service, which typically starts with the end-users submitting their issues to the distributors’ customer service representatives. Once distributors collect the issues, they forward them to us for review and processing. We handle the issues and provide online technical support or necessary software upgrades. The revenue from software support and maintenance is immaterial.

Corporate Development

We commenced our commercial operations in 2017 in China. In the early stages of our establishment, we focused on building the overall technological framework to expedite the development process of the distributed network. From 2018 to 2019, we made breakthroughs in the technological framework, including the development of mobile deployment, peer-to-peer networking, and distributed storage. We also launched successive versions of our distributed network infrastructure software, including a demo version, internal test version, and public test version. In September 2021, we officially launched the Cloud Base Station Node Software, which marked a milestone in our business operations. Since 2021, we have begun generating revenue from software products developed based on distributed networks. In 2022, we obtained the national high-tech enterprise certification in China. In April 2023, we achieved the recognition as a specialized and sophisticated SME.

We are constantly investing in research and development to improve the existing software products and create new ones. We maintain a talent pool and will continue to invest to enhance our technology. As of September 30, 2024 and 2023, our research and development team consisted of 23 and 31 researchers, programmers, and engineers, accounting for approximately 55% and 57% of the total number of employees, respectively.

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Competitive Strengths

We believe that we possess the following strengths, which give us a competitive advantage in our industry:

▪	We were an early entrant into the decentralized distributed technology industry;

Our founder, Chief Technology Officer and Chairman of our Board of Directors, Mr. Guangqing Hu, has been developing our proprietary technology to address the need for secure, decentralized, distributed networks since 2017 and has taken steps to safeguard such technology. Since inception, our research and development team has continued to innovate its proprietary technology to be competitive in the industry.

▪	Intellectual property protection of our critical technologies;

As of the date of this prospectus, we have 2 registered trademarks, 38 registered computer software copyrights, 11 registered patents and 1 license in China.

▪	Our accumulation of valuable know-how through our investment in research and development;

Our research and development team consisted of 23 and 31 talented researchers, programmers, and engineers, representing approximately 55% and 57% of its total workforce as of September 30, 2024 and 2023, respectively. Our team of experts includes individuals with a range of backgrounds and expertise.

▪	Positive Reputational Inertia; and

We have some inertia and goodwill generated by virtue of our having been in and being known in the industry and a technological leader pertaining to decentralized network technologies. For example, we have been asked to speak at various seminars and have been asked to provide our expertise in a variety of contexts which has increased our recognition over the years in the industry. This provides us with a competitive advantage over other newer entrants or other competitors that are perhaps not as established or known in the industry. In addition, we believe that, over time, our proprietary technology will perpetuate our growth within the industry as we continue to rapidly develop products tailored to user needs.

▪	Good relationships with distributors, suppliers and local government agencies.

We have established good relationships with its distributors through various means, such as understanding their needs to improve products, establishing effective communication channels, providing training and support, adjusting marketing strategies in a timely manner, and signing strategic agreements. We also maintains long-term and positive cooperation with its suppliers through means such as making timely payments and signing strategic agreements. We have fostered good relationships with various levels of government through measures which include developing technology in line with policy advocacy, actively applying for corporate qualifications and research projects, proactively engaging in discussions for government-enterprise cooperation, and conducting legal and compliant tax operations.

Vision & Strategy

Our goal is to improve the world by resolving the issues it faces by limitations and flaws existing with networks (including the internet) as we know them today. We will continue to innovate and propagate our solutions to retain our competitive advantages in the provision of secure, decentralized, distributed network solutions. We will also continue to educate and spread awareness of the solutions we can provide to the issues facing traditional and current networks. We will continue to support our users and maintain our relationships with our distributors, and form new relationships with suppliers, distributors, customers, governments, and others in the industry. We intend to execute the following strategies to achieve this goal.

▪	Continue to invest in research and development.

As we grow our industry and service area expertise, we intend to leverage the knowledge accumulated in our work to more effectively address business-specific needs. In addition, we plan to continue investing in research and development.

▪	Continue to improve our products and develop new products and solution.

We are constantly innovating and learning of new ways to improve our products and develop new solutions to address issues users face.

▪	Expand our sales and distribution network.

We intend to expand our distribution network to penetrate new geographic markets and gain market share in existing markets.

▪	Enhance our ability to attract, incentivize and retain talented professionals.

We believe our success greatly depends on our ability to attract, incentivize, and retain talented professionals. With a view toward improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism.

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Recent PRC Regulatory Developments

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Base on the foregoing, we are required to complete necessary filing procedures with the CSRC pursuant to the Trial Measures.

Furthermore, PRC counsel has advised that on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009. The revised Archives Rules came into effect on March 31, 2023 together with the Trial Measures. As is consistent with the Trial Measures, the revised Archives Rules will expand their application to cover indirect overseas offering and listing, by stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

In addition, on December 28, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review, or Cybersecurity Review Measures, which took effect on February 15, 2022, replacing the old Measures for Cybersecurity Review which took effect on 1 June 2020. According to the Cybersecurity Review Measures, there are three scenarios that require cybersecurity review : (1) where a critical information infrastructure operator purchases network products and services that may impact or potentially impact national security; (2) where a network platform operator conducts data processing activities that may affect or potentially affect national security; and (3) where a network platform operator, which holds personal information of over one million users, seeks to list abroad.

Given the aforementioned, as well as the fact that (i) we are not in possession of more than one million users’ personal information, and (ii)we are not a network platform operator that conducts data processing activities, we do not fall under the second and third scenarios described above. Regarding the first scenario, according to the Regulation on the Protection of Critical Information Infrastructure Security, which became effective on September 1, 2021, 'critical information infrastructure' refers to crucial networks, systems, and other facilities in vital industries and sectors such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry, etc., where any disruption, loss of function, or data leak could severely endanger national security, national economic lifelines, or public interests. According to the Cybersecurity Review Measures, 'network products and services' mainly include core network equipment, key communication products, high-performance computers and servers, large-capacity storage devices, major databases and application software, cybersecurity equipment, cloud computing services, and other products and services that have a significant impact on the security of critical information infrastructure, cybersecurity, and data security. We do not believe we are among the 'operator of critical information infrastructure', but in practice, the applicability of existing cybersecurity review regulations is broad, and without explicit determination by relevant authorities, it is typically challenging for a company such as ours to accurately self-assess whether it needs to undergo a cybersecurity review. As of the date of this prospectus, neither we nor any of our PRC subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges.

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As advised by our PRC counsel, (1) PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions. If our or VIE’s business is identified by the PRC government authorities as falling under the category of "critical information infrastructure operators purchasing network products and services that may impact or potentially impact national security", then we need to comply with the obligations regarding cybersecurity review. In that case, any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations; (2) we are subject to the Trial Measures for filing procedures with the CSRC; and (3) since these statements and regulatory actions by the PRC government are newly published and there exists uncertainty with respect to their requirements and implementation, it is uncertain what the potential impact such modified or new laws and regulations will have on our or the VIE’s daily business operation, the ability to accept foreign investments and listing on U.S. stock exchanges. As of the date of this prospectus, we have prepared the filing application materials required by the Trial Measures, however, we cannot assure you that we will be able to complete such filings with the CSRC pursuant to the Trial Measures in a timely manner or even at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our Company, or the VIE to obtain regulatory approval from Chinese authorities before listing in the U.S.  Although as of the date of this prospectus, the Company and the VIE have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction in such respect, it is uncertain whether or when we might be required to obtain permission from any PRC governmental authority to list our shares overseas, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Our Corporate Structure.”

Corporate Structure and History

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, the majority of our operations are conducted through the VIE in China pursuant to the VIE Agreements (described in more detail below). For a description of the VIE Agreements, see “Corporate History and Structure — VIE Agreements.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

Our holding company Zerolimit Technology Holding Co. Ltd, or Zerolimit Cayman, was incorporated under the laws of the Cayman Islands on February 2, 2023 to facilitate off-shore financing activities, and our daily operations are conducted primarily through the VIE in China. On August 28,2017, Zhenglian Technology (Shenzhen) Co., Ltd., or Zhenglian Shenzhen, the VIE, was incorporated pursuant to PRC laws. Zerolimit Technology Holding Co., Limited, or HK Zerolimit, our wholly-owned Hong Kong subsidiary, was established on March 13, 2023. Finally, on May 22, 2023, Zerolimit Holdings (Shenzhen) Co., Ltd was incorporated pursuant to PRC laws as a wholly foreign-owned enterprise, WFOE, and a wholly owned subsidiary of HK Zerolimit. The VIE Agreements by and between WFOE, the VIE and the VIE Shareholders are described in more detail below.

The shareholders of Zerolimit Technology Holding Co. Ltd. are as follows:

Shareholders	Number of Shares Held	Percentage Interest (%)
Zerolimit Digital Technology Limited (a)	36,505,000	73.01%
Zerolimit Excellence Limited (b)	5,500,000	11%
Zerolimit Power Limited (c)	5,500,000	11%
Zerolimit Virtue Limited (d)	2,495,000	4.99%
Total	50,000,000	100%

Beneficial owners of the above are as follows: (a) represents 36,505,000 ordinary shares held by Zerolimit Digital Technology Limited, a British Virgin Islands limited company, which is 100% owned by Guangqing Hu, the Company’s Chief Technology Officer and Chairman of the Board of Directors, as of the date of this prospectus; Guangqing Hu beneficially owns 100% of these shares on behalf of Zerolimit Digital Technology Limited; (b) represents 5,500,000 ordinary shares held by Zerolimit Excellence Limited, a British Virgin Islands limited company, which is 100% owned by Kai Hu, our former director and the nephew of the Chief Technology Officer, Guangqing Hu, and the Company’s former director and an employee of the VIE, as of the date of this prospectus; Kai Hu beneficially owns 100% of these shares on behalf of Zerolimit Excellence Limited; (c) represents 5,500,000 ordinary shares held by Zerolimit Power Limited, a British Virgin Islands limited company, which is 100% owned by Jian Gang, the Company’s former director, as of the date of this prospectus; Jian Gang beneficially owns 100% of these shares on behalf of Zerolimit Power Limited; and (d) represents 2,495,000 ordinary shares held by Zerolimit Virtue Limited, a British Virgin Islands limited company, which is 100% owned by Baifen Le, our former director and the wife of the Chief Technology Officer, Guangqing Hu, and the Company’s former director and an employee of the VIE, as of the date of this prospectus; Baifen Le, beneficially owns 100% of these shares on behalf of Zerolimit Virtue Limited.

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The VIE equity interest holders include ZeroLimit Digital Technology Co., Ltd, Kai Hu, Jian Gang and Baifen Le, which hold 73%, 11%, 11% and 5% of the equity interests in the VIE, respectively; ZeroLimit Digital Technology Co., Ltd equity interest holders include Guangqing Hu and Zerolimit Origin Technology (Shenzhen) Co., Ltd, which hold 10% and 90% of the equity interests in ZeroLimit Digital Technology Co., Ltd, respectively; Zerolimit Origin Technology (Shenzhen) Co., Ltd equity interest holders include Guangqing Hu and Kai Hu, who hold 90% and 10% of the equity interests in the Zerolimit Origin Technology (Shenzhen) Co., Ltd, respectively.

Our Ordinary Shares in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE.

The following diagram illustrates our corporate structure, including our subsidiary and the VIE, as of the date of this prospectus. For more detail on our corporate history, please refer to “Corporate History and Structure.”

Notes: All percentages reflect the equity interests.

(1)	Represents 36,505,000 ordinary shares held by Zerolimit Digital Technology Limited, a British Virgin Islands limited company, which is 100% owned by Guangqing Hu, the Company’s Chief Technology Officer and Chairman of the Board of Directors, as of the date of this prospectus.
(2)	Represents 5,500,000 ordinary shares held by Zerolimit Excellence Limited, a British Virgin Islands limited company, which is 100% owned by Kai Hu, our former director and the nephew of the Chief Technology Officer, Guangqing Hu, and the Company’s former director and an employee of the VIE, as of the date of this prospectus.
(3)	Represents 5,500,000 ordinary shares held by Zerolimit Power Limited, a British Virgin Islands limited company, which is 100% owned by Jian Gang, the Company’s former director, as of the date of this prospectus.
(4)	Represents 2,495,000 ordinary shares held by Zerolimit Virtue Limited, a British Virgin Islands limited company, which is 100% owned by Baifen Le, our former director and the wife of the Chief Technology Officer, Guangqing Hu, and the Company’s former director and an employee of the VIE, as of the date of this prospectus.

The VIE commenced its business in China in 2017. In the early stages of our establishment, we focused on building the overall technological framework to expedite the development process of the distributed network. From 2018 to 2019, we made breakthroughs in the technological framework, including the development of mobile deployment, peer-to-peer networking, and distributed storage. We also launched successive versions of our distributed network configuration tool software, including a demo version, internal test version, and public test version. In September 2021, we officially launched the Cloud Base Station Node Software, which marked a milestone in our business operations. Since 2021, we have begun generating revenue from software products developed based on distributed networks. In 2022, we obtained the national high-tech enterprise certification in China. In April 2023, we achieved the recognition as a specialized and sophisticated SME.

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The VIE Agreements

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, the majority of our operations are conducted through the VIE in China pursuant to the VIE Agreements. The VIE Agreements were entered into by and among WFOE, the VIE, and the VIE’s Shareholders and include the Powers of Attorney, an Equity Interest Pledge Agreement, an Exclusive Consulting and Services Agreement, an Exclusive Option Agreement, and Spousal Consent Letters. Due to PRC legal restrictions on foreign ownership in certain internet-related businesses we may explore and operate in the future. We control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, and we consolidate the VIE for accounting purposes only because we met the conditions under U.S. GAAP to consolidate the VIE. Pursuant to the VIE Agreements, the VIE shall pay service fees in an amount equivalent to all of its net income to WFOE, while WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance, has the obligation to absorb the expected losses of the VIE, and has the right to receive substantially all of the economic benefits of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company. As such, under the U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes and must consolidate the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

In the opinion of Global Law Office, our PRC legal counsel, the VIE Agreements are not in violation of any prohibitive provisions of the current applicable PRC Laws, however, the relevant PRC regulatory authorities have broad discretion in determining whether the VIE structure violates PRC laws. Accordingly, the PRC regulatory authorities may take a view that is contrary to, or otherwise different from, the above opinion of our PRC legal counsel. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and a complete hindrance of our ability to offer or continue to offer our securities to investors and the value of our Ordinary Shares may depreciate significantly or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with the VIE and the VIE Shareholders for a large portion of our business operations. And “Risk Factors —  Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE and its subsidiary, and our Ordinary Shares may decline in value or become worthless.”

Summary of Risk Factors

We face various legal and operation risks and uncertainties as we have substantial operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like the VIE, to conduct its business, accept foreign investments or list on U.S. stock exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as issues that can arise if the PCAOB is unable to perform an inspection on our registered public accounting firm. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme circumstances, become worthless. The operational risks associated with being based in and having operations in China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and discretion of the governmental authorities in China discussed in this prospectus are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong which operate under a different set of laws from those of mainland China.

Investing in the Ordinary Shares involves significant risks. You should carefully consider all of the information set forth in this prospectus before making an investment in the Ordinary Shares. Below please find a summary of risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

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Risks Related to Our Corporate Structure

•	We rely on contractual arrangements by and between WFOE, the VIE and the VIE Shareholders for our business operations. (see page 23 of this prospectus);
•	Numerous uncertainties exist regarding the status of the rights of the Cayman Islands holding companies, including with respect to our Company’s contractual arrangements with the VIE, its founders and owners, and accordingly, we face significant challenges in enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
•	If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless (see page 23 of this prospectus);
•	The VIE Shareholders may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition (see page 23 of this prospectus);
•	We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding (see page 25 of this prospectus);
•	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment (see page 25 of this prospectus);
•	Certain judgments obtained against us by our shareholders may not be enforceable (see page 26 of this prospectus);
•	PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from PRC authorities before or after listing in U.S. (see page 26 of this prospectus); and
•	Opinions recently issued by the General Office of the Central Committee of the Chinese Communist Party, the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future (see page 27 of this prospectus);
•	We may also be subject to cybersecurity review by the Cyberspace Administration of China (see page 28 of this prospectus); and
•	Government control of currency conversion and transfers of funds may limit our ability to utilize revenues, remit dividends, make distributions or otherwise transfer cash among our subsidiaries and the VIE effectively, which may affect the value of your investment (see page 29 of this prospectus).

Risks Related to Our Business

•	The VIE’s operating history may not be indicative of its future growth or financial results and the VIE may not be able to sustain its historical growth rates, which may adversely affect the market price of our Ordinary Shares (see page 30 of this prospectus);
•	The VIE depends on its proprietary technology, and our future results may be impacted if the VIE cannot maintain technological superiority in its industry (see page 30 of this prospectus);
•	The further development and acceptance of decentralized distributed technologies, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of decentralized distributed technologies would have a material adverse effect on our business (see page 31 of this prospectus);
•	Changes in other technologies and related industries could have a material adverse effect: (i) changes in hardware technology and performance networks and (ii) changes in software technology and other related industries and technologies which affect us (see page 31 of this prospectus);
•	The VIE depends on its largest 5 distributors, the loss of any of which could cause a significant decline in our consolidated revenues (see page 31 of this prospectus);
•	We are subject to concentration risks of suppliers and customers.
•	Although the VIE enters into distributor agreements with its customers, and thereby the parties agree to a specific quantity of products and services, the consequences of breach of any such agreement is only the termination of the applicable distributor agreement. If customers reduce the quantities of products and services or cease purchasing products and services from the VIE, such reductions or terminations would cause a significant decline in our consolidated revenues (see page 33 of this prospectus);
•	The success of a network created using our proprietary technology depends on maintaining a minimum user base, which translates to a minimum number of nodes; for instance, if the number of users and nodes decreases below 160, application failures on the distributed network are more likely, however the minimum number of nodes to run a network with only one application is three nodes. There is also a requirement for a minimum number of nodes. As for the user base, because can expand the user base according to the demands in different scenarios and has the business to have flexible scalability, it may have minimum requirement for the user base to make it profitable. For us, we only focus on the minimum nodes. (see page 33 of this prospectus);
•	The distributed network may face scalability challenges as it expands to a greater number of users (see page 34 of this prospectus);
•	Issues with the VIE’s programming code and damage to nodes could hurt users’ ability to effectively establish and maintain networks resulting in an inability to provide applications on such networks, which could damage the VIE’s reputation and harm our results of operations (see page 34 of this prospectus)
•	If the VIE continues to sell hardware products, a significant interruption in the VIE’s suppliers could potentially disrupt the VIE’s operations (see page 34 of this prospectus);

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•	The VIE does not have long-term contracts with its hardware product suppliers and the suppliers can reduce order quantities or terminate their sales to the VIE (see page 35 of this prospectus);
•	If the VIE is unable to build and maintain a sufficient sales and distribution network to meet increasing demand of its products, the VIE’s ability to execute on its business plan as outlined in this prospectus will be impaired (see page 35 of this prospectus);
•	The VIE may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position (see page 39 of this prospectus);
•	Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt the VIE’s delivery and operations, which could materially and adversely affect the VIE’s business, financial condition, and results of operations (see page 40 of this prospectus);
•	If the VIE is not able to maintain and enhance its brands and increase market awareness of the VIE, or effectively develop and expand its marketing and sales capabilities, then the VIE’s ability to attract new customers may be harmed and our business, results of operations and financial condition may be adversely affected (see page 42 of this prospectus);
•	The VIE’s failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against the VIE, and adversely impact its operating results (see page 44 of this prospectus);
•	Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish demand for the VIE’s products and solutions, and could adversely affect our business, results of operations and financial condition (see page 45 of this prospectus);
•	We are exposed to the risks of litigation and arbitration in the course of our operations (see page 46 of this prospectus); and
•	We may face tax liabilities for historical reporting errors (see page 46 of this prospectus).

Risks Related to Doing Business in the PRC

•	Changes in the PRC’s economic, political or social conditions, as well as government policies, could have an adverse effect on our business and operations and the value of our Ordinary Shares (see page 47 of this prospectus);
•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations (see page 47 of this prospectus);
•	If it is later determined that the PCAOB is unable to inspect and investigate completely our auditor, our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the HFCAA). The delisting of and prohibition from trading our securities, or the threat of their being delisted and prohibited from trading, may cause the value of our securities to significantly decline or become worthless (see page 48 of this prospectus);
•	Under the PRC laws, the approval of and the filing with the CSRC or other PRC government authorities may be required in connection with this offering and our listing with Nasdaq as well as any of our future offering and listing in an overseas market, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing (see page 49 of this prospectus);
•	Uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations (see page 51 of this prospectus);
•	We may rely on dividends and other distributions on equity paid by WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of WFOE to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business (see page 51 of this prospectus);
•	Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment (see page 52 of this prospectus);
•	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment (see page 53 of this prospectus);
•	PRC regulation of loans to and direct investment in the VIE by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering, to make loans or additional capital contributions to WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see page 53 of this prospectus);
•	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or WFOE to liability or penalties, limit our ability to inject capital into WFOE, limit WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us (see page 54 of this prospectus);
•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China (see page 55 of this prospectus);
•	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China (see page 55 of this prospectus);
•	Our PRC counsel has advised that you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws (see page 56 of this prospectus); and
•	Increases in labor costs in the PRC may adversely affect the VIE’s business and profitability and failure to comply with PRC labor laws may subject the VIE to penalties (see page 56 of this prospectus).

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Risks Related to this Offering and the Ordinary Shares

•	The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile (see page 57 of this prospectus);
•	Our Ordinary Shares have never been publicly traded, and, as such, the price of our Ordinary Shares may fluctuate substantially (see page 58 of this prospectus);
•	You will experience immediate and substantial dilution (see page 61 of this prospectus);
•	Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the Ordinary Shares for a return on your investment (see page 59 of this prospectus);
•	A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline (see page 60 of this prospectus);
•	We may be subject to penny stock regulations and restrictions, and you may have difficulty selling our Ordinary Shares (see page 60 of this prospectus);
•	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline (see page 60 of this prospectus);
•	If our stock becomes publicly traded, techniques employed by short sellers may drive down the market price of our Ordinary Shares (see page 60 of this prospectus);
•	There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences (see page 61 of this prospectus);
•	For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies (see page 61 of this prospectus);
•	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected (see page 62 of this prospectus);
•	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a U.S. domestic issuer, which may limit the information publicly available to our shareholders (see page 63 of this prospectus);
•	We will be a “controlled company” within the meaning of the Nasdaq listing rules, and as such may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders (see page 64 of this prospectus);
•	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance requirements, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders (see page 64 of this prospectus);
•	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards (see page 64 of this prospectus);
•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands (see page 65 of this prospectus);
•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses (see page 65 of this prospectus);
•	You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares (see page 66 of this prospectus);
•	Some members of our management team lacks experience in managing a U.S. publicly-listed company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions, and results of operations (see page 66 of this prospectus);
•	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 66 of this prospectus); and
•	Cayman Islands economic substance requirements may have an effect on our business and operations (see page 66 of this prospectus).

In addition, we face risks and uncertainties related to our corporate structure, including risks associated with our contractual relationship with the VIE, which is based on contractual arrangements rather than equity ownership.

We also face other challenges, risks and uncertainties that may materially adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Ordinary Shares.

As a “controlled company” under Nasdaq rules, our controlling shareholder will have substantial control over corporate matters after this offering.

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Transfer of Cash or Assets

As of the date of this prospectus, no cash transfer or transfer of other assets have occurred between our Company, our subsidiaries, and the VIE. As of the date of this prospectus, none of our subsidiaries or the VIE have distributed any dividends or made any other distributions to our Company. As of the date of this prospectus, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. We intend to retain most, if not all, of our available funds and any future earnings after this offering to the development and growth of our business. We do not expect to pay dividends in the foreseeable future after this offering. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to WFOE via capital contribution or shareholder loans, as the case may be.

While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depend upon the receipt of dividends or other payments from our operating subsidiaries or the VIE. In addition, our operating subsidiaries and the VIE, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries and VIE in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds. Currently, our subsidiaries and VIE in China are the only sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will rely on dividends and other distributions on equity from the VIE to WFOE in accordance with the VIE agreements for cash requirements, including the funds necessary to pay dividends and other cash contributions to our shareholders.

According to the Foreign Investment Law of the PRC and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the PRC and other Chinese laws and regulations, WFOE may pay dividends only out of its respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, WFOE is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss WFOE incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At its discretion, WFOE may allocate a portion of its after-tax profits based on Chinese accounting standards to a discretionary reserve fund. Any limitation on the ability of WFOE to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of WFOE to use its potential future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of WFOE to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiary. Currently, WFOE may purchase foreign currency for settlement of “current account transactions,”, without the approval of the State Administration of Foreign Exchange of China (“SAFE”) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of WFOE to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.” For a detailed discussion of the Chinese legal restrictions on the payment of dividends and our ability to transfer cash within our organization. In addition, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIE to WFOE in accordance with the VIE Agreements, and the distribution of payments from WFOE to HK Zerolimit, and finally to the Company as dividends. Certain payments from the VIE to WFOE are subject to PRC taxes, including VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in mainland China project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by WFOE to HK Zerolimit. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HK Zerolimit intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HK Zerolimit. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of WFOE to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.”

Further Description Cash Transfers

The Company’s management team monitors the cash position of each entity within its organization on a regular basis and also prepares budgets on a monthly basis to ensure that each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. As a holding company, the Company may also rely on dividends and other distributions on equity paid by its subsidiary in Hong Kong, Zerolimit HK, and the consolidated VIE in China, Zhenglian Shenzhen, for its cash and financing requirements.

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Current PRC regulations permit the Company’s indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of the Company’s subsidiaries in China is required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, the Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from profits, if any. Furthermore, if the Company’s subsidiaries in the PRC incur debt on their own accord in the future, the instruments governing the debt may restrict the Company’s ability to pay dividends or to make other payments. If the Company or its subsidiaries are unable to receive all of the revenues from their operations through the current VIE Agreements, the Company may be unable to pay dividends on the Ordinary Shares.

In order for the Company to pay dividends to its shareholders, the Company will rely on payments made from Zhenglian Shenzhen to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to Zerolimit HK as dividends from WFOE. Dividends from WFOE to its foreign non-resident enterprise are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

The Company intends to keep any future earnings to re-invest in and finance the expansion of its business. Thus, the Company does not currently anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of the prospectus, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE.

In the future, cash proceeds raised from overseas financing activities, including this instant public offering, may be transferred by the Company to the consolidated VIE via capital contribution or shareholder loans, as the case may be. Other than the above, the Company did not adopt or maintain any cash management policies and procedures as of the date of the prospectus.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

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We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are also considered a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	the requirement to comply with Regulation FD, which restricts selective disclosure of material information;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our shares less attractive, which may result in a less active trading market for our shares or more volatility in the price of our shares.

Corporate Information

The VIE’s principal executive offices are located at 20F, Haowei Technology Building, No.8 Keji South Road, High-tech Industrial Park South District, Nanshan District, Shenzhen, China. Our telephone number at this address is +86-0755-8653-8929. Our registered office in the Cayman Islands is situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is currently under construction and will be located at https://www.zerolimit.group/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Prudentia Law Corporation.

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Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•	“Cayman Islands” are to the Cayman Islands;

•	“China” or the “PRC” refers to the People’s Republic of China; in this prospectus, any PRC laws, rules, regulations, statutes, notices, circulars and judicial interpretations or the like refer to those PRC laws, rules, regulations, statutes, notices, circulars and judicial interpretations or the like currently in force, published for comments (if specifically stated) or being promulgated but have not come into effect (if specifically stated) and publicly available in mainland China as of the date of this prospectus;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“HK Zerolimit” are to Zerolimit Technology Holding Co. Limited, a limited liability company incorporated in Hong Kong on March 13, 2023;

•	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

•	“mainland China” are to the People’s Republic of China, geographically. For the purposes of this prospectus only, we exclude the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

•	“the VIE” or “Zhenglian Shenzhen” are to Zhenglian Technology (Shenzhen) Co., Ltd., a limited liability company incorporated in the PRC on August 28, 2017;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SCNPC” are to Standing Committee of the National People’s Congress;

•	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.0001 per share;

•	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

•	“we,” “us,” “Company,” “our” or “Zerolimit Cayman” are to Zerolimit Technology Holding Co. Ltd., a Cayman Islands exempted company incorporated in the Cayman Islands on February 2, 2023; and

•	“WFOE,” are to Zerolimit Holdings (Shenzhen) Co., Ltd, a limited liability company incorporated in the PRC on May 22, 2023.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Underwriter of its over-allotment option.

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THE OFFERING

The following assumes that the Underwriter will not exercise their option to purchase additional Ordinary Shares in the offering, unless otherwise indicated.

Securities being Offered:	[•] Ordinary Shares on a firm commitment basis.

Offering Price	We currently estimate that the initial public offering price will be between US$[•] and US$[•] per Ordinary Share.

Number of Ordinary Shares Outstanding before the Offering:	50,000,000 Ordinary Shares.

Number of Ordinary Shares Outstanding after the Offering:	[•] Ordinary Shares, (or [•] Ordinary Shares if the Underwriter exercises its option to purchase additional shares in full).

Use of Proceeds

We expect that we will receive net proceeds of approximately US$[•] from this offering, assuming an initial public offering price of US$[•] per Ordinary Share, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We intend to use approximately 40% of the net proceeds for research and development, approximately 25% of the net proceeds for new product production, approximately 20% of the net proceeds for marketing and sales, and the remaining 15% for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Lock-up Agreements	We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of [six months] from the effective date of the registration statement of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Controlled Company

We are a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market. See “Risk Factors — Risks Relating to Our Corporate Structure and Governance.”

Our controlling shareholder will have substantial control over corporate matters after this offering.

Over-Allotment Option	We have granted to the Underwriter an option, exercisable within 45 days from the date of this prospectus, to purchase up to an aggregate of 15% additional Ordinary Shares at the initial public offering price.

Underwriter’s Warrants	We have agreed to sell to the Underwriter warrants (the “Underwriter’s Warrants”) to purchase up to a total of [•] Ordinary Shares (equal to five percent (5%) of the aggregate number of Ordinary Shares sold in the offering, including shares issued pursuant to the exercise of the over-allotment option) at a price equal to 125% of the price of our Ordinary Shares offered hereby.

Risk Factors	See “Risk Factors” beginning on page 23 or a discussion of factors that you should consider carefully before deciding whether to purchase shares of our Ordinary Shares.

Listing	We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “ZDAN.” This offering is conditioned upon the successful listing of our Ordinary Shares on Nasdaq. If Nasdaq does not approve our listing application this initial public offering will be terminated.

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RISK FACTORS

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in our Ordinary Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event the market price of our Ordinary Shares could decline, and you could lose part or all of your investment.

Risks Related to Our Corporate Structure

We do not hold direct equity interest in the VIE. We control and receive the economic benefits of the business operations of the VIE through the VIE Agreements among WFOE, the VIE and the VIE Shareholders. We have evaluated the guidance of FASB ASC 810 and determined that WFOE is the primary beneficiary of the VIE, for accounting purposes, based upon such contractual arrangements. Our Company has indirect beneficial ownership in 100% of the equity in WFOE. Accordingly, we consolidate the financial results of the VIE into our consolidated financial statements under U.S. GAAP. See “Corporate History and Structure – VIE Agreements” for further details. In the opinion of Global Law Office, our PRC legal counsel, The VIE Agreements are not in violation of any prohibitive provisions of the current applicable PRC Laws, however, the relevant PRC regulatory authorities have broad discretion in determining whether the VIE structure violates PRC laws and regulations, therefore there are substantial uncertainties regarding the interpretation and application of the current and future PRC Laws, rules and regulations related to the validity and enforcement of VIE Agreements.

We rely on contractual arrangements by and between WFOE, the VIE and the VIE Shareholders for our business operations.

We are a Cayman Islands exempted company and our China subsidiary, WFOE, is a foreign-invested enterprise. We have relied, and expect to continue relying, on contractual arrangements by and between WFOE, the VIE and the VIE Shareholders to operate our business in China. We conduct our operations in the PRC through the VIE pursuant to the VIE Agreements. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, under U.S. GAAP, our Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and is required to consolidate the financial results of the VIE in our consolidated financial statements. For a description of the VIE Agreements, see “Corporate History and Structure — VIE Agreements.” The revenues contributed by the VIE constituted all of our net revenues for the fiscal years ended September 30, 2024 and 2023.

If the VIE or the VIE Shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the VIE Shareholders refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to the VIE Agreements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these events or other disputes between the VIE Shareholders and third parties were to impair our contractual relationship with the VIE, our ability to consolidate the financial results of the VIE for accounting purposes would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All of the VIE Agreements are governed by and interpreted in accordance with PRC law, and disputes arising from the VIE Agreements between us and the VIE will be resolved through arbitration in China. These disputes do not include claims arising under United States federal securities law and thus the arbitration provisions do not prevent our shareholders from pursuing claims under United States federal securities law. The relevant PRC regulatory authorities have broad discretion in determining whether the VIE structure violates PRC laws and regulations, therefore there are substantial uncertainties regarding the interpretation and application of the current and future PRC Laws, rules and regulations related to the validity and enforcement of VIE Agreements. As a result, uncertainties in the legal system could limit our ability to enforce the VIE Agreements. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, as long as the award does not violate the Arbitration Law, the award is final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce the VIE Agreements, or if we suffer significant delays or other obstacles in the process of enforcing the VIE Agreements, our ability to conduct business may be negatively affected.

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Numerous uncertainties exist regarding the status of the rights of the Cayman Islands holding companies, including with respect to our Company’s contractual arrangements with the VIE, its founders and owners, and accordingly, we face significant challenges in enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Contractual agreements and arranges with the VIE, its founders and owners, also represented an untested area of law within the Cayman Islands. As such, we are unaware as to the ability to enforce such contract matters in applicable courts and jurisdictions. Thus, we face many challenges in enforcing our arrangements, due to the vast uncertainties and potential jurisdictional limitations.

There is also no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment meets certain requirements. See “Enforceability of Civil Liabilities” later in this prospectus for additional information.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our Ordinary Shares may decline in value or become worthless.

According to our PRC counsel, the VIE Agreements are not in violation of any prohibitive provisions of the current applicable PRC Laws, however, the relevant PRC regulatory authorities have broad discretion in determining whether the VIE structure violates PRC laws. Accordingly, the PRC regulatory authorities may take a view that is contrary to, or otherwise different from, the above opinion of our PRC legal counsel.

If our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose the consolidated VIE, which conducts our business operations, holds significant intellectual property assets and accounts for all of our revenues to date, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses for the VIE and WFOE;

•	levying fines on the VIE and WFOE;

•	confiscating income that they deem to be obtained through illegal operations;

•	discontinuing or restricting business operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from the overseas offering to finance our consolidated VIE’s business and operations in China; and or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. The occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our Ordinary Shares. In addition, if the imposition of any of these penalties or a requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits for accounting purposes, we would no longer be able to consolidate the financial results of the VIE into our consolidated financial statements for accounting purposes, which may cause the value of our securities to significantly decline or even become worthless.

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The VIE Shareholders may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Pursuant to the VIE Agreements, the VIE shall pay service fees in an amount equivalent to all of its net income to WFOE, and WFOE has the power to direct the activities of the VIE, which can significantly impact the VIE’s economic performance, and WFOE has the right to receive substantially all of the economic benefits of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, our Company. As such, under U.S. GAAP, our Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes and is required to consolidate the VIE. We refer to the VIE Shareholders as its nominee shareholders because, although they remain the holders of equity interests on record in the VIE, pursuant to the terms of the Powers of Attorney, each such VIE Shareholder has irrevocably authorized our Company to exercise his, her or its rights as a shareholder of the VIE. As of the date of this prospectus, we are not aware of any conflicts between the VIE Shareholders and us. However, the VIE Shareholders may have actual or potential conflicts of interest with us in the future. These VIE Shareholders may refuse to sign or breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to receive economic benefits from it for accounting purposes. For example, these VIE Shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these VIE Shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these VIE Shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and these VIE Shareholders, we would have to rely on legal proceedings, which could result in disruption to our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, any independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that WFOE or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under the applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses for accounting purposes. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIE increase or if it is required to pay late payment fees and other penalties.

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Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located in the PRC and held by the VIE. All of our current operations are conducted in the PRC. In addition, all of our current officers and directors are nationals and residents of China and all of them are currently located in China, with the exception of one nominee independent director who resides in the United States and will be appointed upon effectiveness of the registration statement. The majority of the assets of these persons are located in China. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Since our officers and directors reside in China, it may make it difficult to enforce any judgments obtained from foreign courts against such persons. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to seek recognition and/or enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from PRC authorities before or after listing in the U.S.

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations may change in substance and may also change in interpretation and may be subject to various interpretations, and as a result these risks may result in material changes in the operations of the VIE, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. The PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China.

On August 8, 2006, six governmental agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules require that among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change of control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The M&A Rules also requires offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

Under the current PRC laws and regulations, we do not expect that this offering will trigger MOFCOM pre-notification under the above-mentioned circumstances. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. According to our PRC counsel, Global Law Office, based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval under the M&A Rules may not be required for our proposed initial public offering and proposed listing on Nasdaq, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, and (ii) we did not establish our China subsidiary through merger with or acquisition of PRC domestic companies as defined in the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion that we do.

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In addition, with respect to foreign investments that affect or may affect the national security, a security review shall be carried out in accordance with the Measures for the Security Review of Foreign Investments promulgated by the NDRC on December 19, 2020, and implemented as of January 18, 2021. According to the Measures, an office of the working mechanism for the security review of foreign investments, or working mechanism office shall be established to undertake the routine work of the security review of foreign investments. In addition, foreign investment in military industry and related fields of national defense and security, or foreign investment in areas around military facilities and military industry facilities, may lead to foreign investment in obtaining actual control of enterprises in several important fields, such as important agricultural products, important energy and resources, major equipment manufacturing, important Infrastructure, important transportation services, important cultural products and services, important information technology and Internet products and services, important financial services and key technology fields. Foreign investors or domestic parties involved in the aforesaid foreign investment shall voluntarily report to the working mechanism office before implementing the investment, and shall not implement the investment until the working mechanism office decides whether a safety review is necessary. Violators of the provisions may be ordered to make declaration within a specified time limit, dispose equities or assets and take other necessary measures to restore the equities or assets to the status before the implementation of the investment and eliminate impact on national security.

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023 and subjects us to additional compliance requirement in the future. See “Risk Factors — The Most Material Risks Related to Our Corporate Structure — The Opinions recently issued by the General Office of the Central Committee of the Chinese Communist Party, the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future.”

Furthermore, our Company, the VIE, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE’s financial performance and operations, including the enforceability of the contractual arrangements constituting the VIE Agreements. We cannot assure you that the PRC government will not initiate governmental actions against us or scrutinize us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate as a result.  As of the date of this prospectus, neither our Company nor the VIE has received nor was denied permission from Chinese authorities to list on U.S. stock exchanges under the PRC laws and regulations currently in effect. However, there is no guarantee that our Company or the VIE will receive, or not be denied, permission from Chinese authorities to list on U.S. stock exchanges in the future. China’s economic, political and social conditions, as well as interventions and influences of any government policies, laws and regulations are uncertain and could have a material adverse effect on our business.

The Opinions recently issued by the General Office of the Central Committee of the Chinese Communist Party, the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; if a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Based on the foregoing, we are required to complete necessary filing procedures with the CSRC pursuant to the Trial Measures.

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On February 24, 2023, the CSRC revised the Archives Rules issued in 2009. The revised Archives Rules came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep the working papers they compile (such as the records of working plan and procedure, evidence and supporting materials related to the services which are obtained and prepared by the aforementioned service providers) within the territory of the PRC. If such working papers need to be taken abroad, approval shall be obtained in accordance with relevant provisions.

As of the date of this prospectus, we have prepared the filling application materials required by the Trial Measures. However, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

We may also be subject to cybersecurity review by the Cyberspace Administration of China.

On December 28, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review, or Cybersecurity Review Measures, which took effect on 15 February 2022, replacing the old Measures for Cybersecurity Review which took effect on 1 June 2020. According to the Cybersecurity Review Measures, there are three scenarios that require cybersecurity review : (1) where a critical information infrastructure operator purchases network products and services that may impact or potentially impact national security; (2) where a network platform operator conducts data processing activities that may affect or potentially affect national security; and (3) where a network platform operator, which holds personal information of over one million users, seeks to list abroad.

Given the aforementioned, as well as the fact that (i) we are not in possession of more than one million users’ personal information, and (ii)we are not a network platform operator that conducts data processing activities, we do not fall under the second and third scenarios described above. Regarding the first scenario, according to the Regulation on the Protection of Critical Information Infrastructure Security, which became effective on September ‘, 2021, 'critical information infrastructure' refers to crucial networks, systems, and other facilities in vital industries and sectors such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry, etc., where any disruption, loss of function, or data leak could severely endanger national security, national economic lifelines, or public interests. According to the Cybersecurity Review Measures, 'network products and services' mainly include core network equipment, key communication products, high-performance computers and servers, large-capacity storage devices, major databases and application software, cybersecurity equipment, cloud computing services, and other products and services that have a significant impact on the security of critical information infrastructure, cybersecurity, and data security. We do not believe we are among the 'operator of critical information infrastructure', but in practice, the applicability of existing cybersecurity review regulations is broad, and without explicit determination by relevant authorities, it is typically challenging for a company such as ours to accurately self-assess whether it needs to undergo a cybersecurity review. As of the date of this prospectus, neither we nor any of our PRC subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges.

As advised by our PRC counsel, PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions. If our or VIE’s business is identified by the PRC government authorities as falling under the category of "critical information infrastructure operators purchasing network products and services that may impact or potentially impact national security, then we need to comply with the obligations regarding cybersecurity review. In that case, any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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Government control of currency conversion and transfers of funds may limit our ability to utilize revenues, remit dividends, make distributions or otherwise transfer cash among our subsidiaries and the VIE effectively, which may affect the value of your investment.

Government control of currency conversion and transfers of funds may limit our ability to utilize revenues, remit dividends, make distributions or otherwise transfer cash among our subsidiaries and the VIE effectively, which may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of currency out of mainland China. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries to fund any cash and financing requirements we may have. The ability of our subsidiaries to remit dividends to us may be restricted by the laws and regulations imposed by the PRC.

The majority of our and the VIE’s income is received in Renminbi and our inability to obtain foreign currency or remit currency out of mainland China may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “Risk Factors — Risks Related to Doing Business in the PRC — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government nor under laws in Hong Kong on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering, terrorist financing or criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. Pursuant to the Basic Law, the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy of Hong Kong). While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law do not apply to our Hong Kong subsidiary. However, there is no assurance that our Hong Kong subsidiary will not become subject to PRC laws or regulations as a result of any significant change in the current political arrangements between mainland China and Hong Kong or any other unforeseeable reasons, in which event our Hong Kong subsidiary could be subject to similar government controls on the convertibility of foreign currency and the remittance of currency out of Hong Kong as described above.

As a result of the above, to the extent cash in the business is in mainland China or Hong Kong or business may be conducted by a mainland China or Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, as applicable, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the competent government to the transfer of cash.

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Risks Related to Our Business

The VIE’s operating history may not be indicative of its future growth or financial results and the VIE may not be able to sustain its historical growth rates, which may adversely affect the market price of our Ordinary Shares.

The VIE’s operating history may not be indicative of its future growth or financial results. There is no assurance that the VIE will be able to grow its revenues in future periods. The VIE’s growth rates may decline for any number of possible reasons, and some of them are beyond its control, including decreasing demand for its software and hardware solutions, increasing competition, declining growth of the decentralized distributed technology industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. The VIE expects that its distributors will continue to expand their sales networks to increase its users and provide service and convenience to them. However, the execution of the VIE’s expansion plan is subject to uncertainty and the VIE may not grow at the rate management of the VIE expects for the reasons stated above. If the VIE’s growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Ordinary Shares could decline accordingly.

The VIE depends on its proprietary technology, and our future results may be impacted if the VIE cannot maintain technological superiority in its industry.

The VIE’s success in the past has largely been attributable to its sophisticated proprietary technology. The VIE has benefited from the fact that the type of proprietary technology employed by the VIE has not been widely available to its competitors. This is largely because Mr. Guangqing Hu, our founder, Chairman of our Board of Directors and CTO has been developing the distributed network configuration tool software since 2017 using the VIE’s proprietary technology and has taken steps to safeguard such technology. If technology equivalent to the proprietary technology the VIE employs becomes more widely available to its current or future competitors for any reason, including, but not limited to, loss of intellectual property protection, challenges to our intellectual property rights, unenforceability of such rights, or even industry innovation or industry divergence from our technological philosophy and roadmap, our operating results may be adversely affected.

Additionally, to keep pace with changing technologies and client demands, the VIE must correctly interpret and address market trends and enhance the features and functionality of its technology in response to these trends, which management expects will lead to significant research and development costs. The VIE may be unable to accurately determine the needs of clients, developers and end-users or the trends in the decentralized distributed technology industry or to design and implement the appropriate features and functionality of the VIE’s technology in a timely and cost-effective manner, which could result in decreased demand for the VIE’s network, products, and service offerings and a corresponding decrease in our revenue. Also, any adoption or development of similar or more advanced technologies by the VIE’s competitors may require that the VIE devotes substantial resources to the development of more advanced technology to remain competitive. The markets in which the VIE competes are characterized by rapidly changing technology, evolving industry standards, practices and techniques. Also, the VIE may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on its research and development expenditures or remain competitive in the future.

In addition, although the VIE’s network is decentralized and less susceptible to the following as a result of its decentralized nature, the VIE must still protect its systems against physical damage from fire, earthquakes, power loss, telecommunications failures, computer viruses, hacker attacks, physical break-ins and similar events. Any software or hardware damage or failure that causes interruption or an increase in response time of the VIE’s proprietary technology could reduce client satisfaction and decrease usage of the VIE’s products and network. This would also likely result in reputational damage to the VIE and consequently negatively affect its future performance.

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The further development and acceptance of decentralized distributed technologies, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of decentralized distributed technologies would have a material adverse effect on our business.

The growth of the distributed technology industry in general, as well as the network on which our technologies rely, is subject to a high degree of uncertainty. The factors affecting the further development of the distributed technology industry and networks, include, without limitation:

•	worldwide growth in the adoption and use of decentralized distributed technologies;
•	the maintenance and development of protocols and standards for decentralized networks;
•	innovation and the development of new technologies and the obsolescence of older technologies, technologies including both hardware and software;
•	changes in consumer demographics and public tastes and preferences;
•	changes in the popularity or acceptance of decentralized distributed technologies; and
•	general economic conditions and the regulatory environment relating to decentralized distributed technologies.

The distributed technology industry has been characterized by rapid changes and innovations. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of decentralized networks, along with the innovation or obsolescence of related technologies may materially adversely affect our business plans, financial results and prospects.

Changing technologies, even those not directly pertaining to our industry, can have a material adverse effect on our business.

Changes in other technologies and related industries could have a material adverse effect: (i) changes in hardware technology and performance networks and (ii) changes in software technology and other related industries and technologies which affect us.

The performance improvement of hardware technology and hardware products that may occur in the future could have an adverse effect on our ability to adapt to industry-leading standards. In addition, the anticipated upgrading of network performance (such as, for example, 5G/6G technology) in the future, would be conducive to the improvement of the comprehensive performance of distributed networks and the development of the industry. To the extent that these and other technological changes and performance improvements occur in the industry, we would be required to adapt and maintain a competitive position within the sector and marketplace. There is no guarantee that our products and offerings would remain viable due to these and other technology changes and network performance standards.

Potential risks in our business arise mainly from whether the software technology that we use in our operations becomes outdated. Our software technology needs to be continuously upgraded and iterated to adapt to the changes of software industry. Technology in the software sector is characterized by constant ongoing changes, and our ability to innovate and adapt are critical to our success. There is no assurance that our products and offerings can be maintained at the advanced level of progress which may occur in the software industry. If we are unable to adapt and innovate to keep up with technology changes in the software sector, our business plan, financial performance and overall success could suffer a significant and material adverse effect.

The VIE depends on its largest 5 distributors, the loss of any of which could cause a significant decline in our consolidated revenues.

Management of the VIE considers distributors to be its customers since the VIE sells its software and hardware solutions to its distributors not to end-users directly. The VIE enters into distributor agreements. The VIE does not have agreements with end-users. We generally categorize our end-users as individuals or enterprises who seek access to the distributed network and leverage our software products to create the decentralized applications for their specific needs. The VIE’s distributors market to government organizations, businesses and individuals interested in utilizing decentralized distributed networks and either utilizing existing applications, having applications developed for them or creating their own applications. As part of the e-learning platform, which runs its own network, the Company is in ongoing discussions with various organizations. As of September 30, 2024, the VIE had 35 distributors in China. The VIE had 5 significant customers which accounted for greater around 50% of their total revenue for the fiscal year ended September 30, 2024 . For the fiscal year ended September 30, 2024, the VIE’s top 5 customers accounted for 12%, 11%, 11%, 8%, 7%, respectively, of revenues for such period. For the fiscal year ended September 30, 2023, the VIE’s top 5 customers accounted for 22%, 15%, 10%, 7%, 6%, respectively, of revenues for such period.

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Although the VIE does enter into distributor agreements with each customer describing the terms and conditions concerning the software, delivery of the software and payment, the consequences of breach of this agreement are only the termination of their distributor agreement. The VIE relies upon short-form order sheets to memorialize purchase agreements when distributors make their orders on an as-needed basis. The distributors can reduce the quantities of products from the VIE, or cease purchasing products from the VIE. Such reductions or terminations could have a material adverse impact on the VIE’s revenues, profits and financial condition. The loss of any of the VIE’s major customers, or a significant reduction in sales to any such customers, would adversely affect its profitability, which would cause a significant decline in our consolidated revenues.

We expect that the VIE will continue to depend on a relatively small number of distributors for a significant portion of its net revenue. The distributors constitute customers of the VIE. The VIE’s ability to maintain close and satisfactory relationships with its distributors is important to the ongoing success and profitability of its business. The VIE’s ability to attract potential distributors is also critical to the success of its business. If any of the VIE’s significant distributors reduce, delay or cancel orders for any reason, or the financial condition of any of the VIE’s key distributors deteriorates, the VIE’s business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these distributors may cause the VIE to lose distributors, which may affect adversely the profitability of the VIE’s business as a result which would cause a significant decline in our consolidated revenues. Furthermore, if the VIE experiences difficulties in the collection of their accounts receivables from their major distributors, our results of operation may be materially and adversely affected.

The top 3 customers for the fiscal year ended September 30, 2024 are the following (1) Guangdong Lightning Cat New Energy Technology Co., Ltd (“Guangdong Lightning”), (2) Chongqing Shenghong Technology Co., Ltd (“Chongqing Shenghong”), and (3) Shenzhen Huawang Supply Chain Co., Ltd (“Shenzhen Huawang”).

The top 3 customers for the fiscal year ended September 30, 2023 are the following: (1) Liaoning Pulian Suyuan Health Technology Information Consulting Co., Ltd. (“Liaoning Pulian”), (2) Shenzhen Jisu Distributed Network Technology Co., Ltd. (“Shenzhen Jisu”), and (3) Zerolimit Digital Technology Co., Ltd. (“Zerolimit Digital”).

Liaoning Pulian and Shenzhen Jisu  are distributors which have signed master sales contracts with the VIE. Important terms of the agreements are as follows:

1. Upon receipt of the software payment into the designated account of Party A, Party A shall be responsible for configuring the software and delivering the software activation code along with the installation manual to Party B. Party B shall confirm the successful activation of the software and then issue an acceptance confirmation.

2. The software license provided is a permanent license, allowing Party B to operate the software at any time and place, within an independent third-party environment, following delivery.

3. Party A is committed to providing one year of after-sales service, which includes technical support, maintenance, and automatic background updates

4. For after-sales services exceeding one year, the service fees shall be separately negotiated and agreed upon by both Party A and Party B based on necessity.

This product guarantee constitutes Party A's commitment to Party B. During its agency period, Party B shall assume the product guarantee obligations towards the end-users, which are transferred to Party B concurrently with the delivery of Party A's products.

Zerolimit Digital is the VIE’s domestic parent company which has signed software authorization agreements for the use of four software products developed by the VIE. Please refer to the discussion starting on page 140 for “Material Transactions with Related Parties” for more details.

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We are subject to concentration risks of suppliers and customers.

As of September 30, 2024 and 2023, there were three and three customers from whom revenues individually represent greater than 10% of our total revenues, respectively. The total sales to these customers accounted for approximately 34% and 47% of our total revenues, respectively, for the same periods. As of September 30, 2024 and 2023, there were one and two suppliers from whom purchases individually represent greater than 10% of our total purchases, respectively. The total purchase from these suppliers accounted for approximately 100% and 79% of our total purchase, respectively, for the same periods. Considering such concentration, the loss of these customers and suppliers could have a material adverse effect on our business.

Although the VIE enters into distributor agreements with its customers, and thereby the parties agree to a specific quantity of products and services, the consequences of breach of any such agreement is only the termination of the applicable distributor agreement. If customers reduce the quantities of products and services or cease purchasing products and services from the VIE, such reductions or terminations would cause a significant decline in our consolidated revenues.

The distributor agreement with each customer describes the terms and conditions concerning the software, delivery of the software and payment. The VIE relies upon short-form order sheets to memorialize agreements with its customers for the purchase of products and services, pursuant to which customers make their orders on an as-needed basis. The customers can reduce the quantities of products from the VIE, or cease purchasing products from the VIE. Such reductions or terminations could have a material adverse impact on the VIE’s revenues, profits and financial condition. The loss of any of the VIE’s major customers, or a significant reduction in sales to any such customers, would adversely affect the VIE’s profitability and also cause a significant decline in our consolidated revenues.

The success of a network created using our proprietary technology depends on maintaining a minimum user base, which translates to a minimum number of nodes; for instance, if the number of users and nodes decreases below 160, application failures on the distributed network are more likely, however the minimum number of nodes to run a network with only one application is three nodes.

There are a number of factors that could negatively impact user retention and growth, including, among other things:

•	the VIE may fail to introduce new software products or those the VIE introduces may be poorly received;

•	decentralized applications created by developers may fail to operate effectively on networks created by the VIE’s proprietary technology;

•

there is a requirement for a minimum number of nodes. As for the user base, because can expand the user base according to the demands in different scenarios and has the business to have flexible scalability, may have minimum requirement for the user base to make it profitable. For us, we only focus on the minimum nodes;

•	there may be adverse changes in user sentiment about the quality or usefulness of decentralized applications on networks created by the VIE’s proprietary technology;

•	there may be concerns about privacy implications, safety or security of decentralized applications on networks created by the VIE’s proprietary technology, although its designed to be resistant to even quantum computing;

•	technical or other problems may frustrate the experience of the users, particularly if those problems prevent the decentralized applications from running in a fast and reliable manner;

•	since the VIE does not communicate directly with end-users, others (including customers of the distributors and developers) may fail to provide adequate service to end-users;

•	the VIE or other companies in its industry may be the subject of adverse media reports or other negative publicity;

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•	the VIE may not maintain its brand image or reputation may be damaged;

•	the VIE may be subject to denial of service or other attacks from hackers that result in service downtime, although it’s particularly difficult to hack multiple nodes in a decentralized network;

•	the VIE may be unable to adapt software products to the rapidly changing Web3;

•	decentralized distributed networks may become poorly received as companies begin to make their debut, changing sentiment and demand for our software products; and

•	the hardware that has been established as a node on a network fails for any reason and there aren’t enough other nodes on the network to allow applications to run successfully.

The success of a network created using our proprietary technology depends on maintaining a minimum user base, which translates to a minimum number of nodes. If the number of nodes on a network running one application decreases below three, application failure on the network is more likely. If the number of nodes on the distributed network decreases below 160, To ensure that users continue to run decentralized applications on network created using the VIE’s proprietary technology, the VIE must make sure its software packages can create and update nodes so that they continue operating within the network, or it could have a material adverse effect on our business, results of operations or financial condition.

The distributed network may face scalability challenges as it expands to a greater number of users.

Although the VIE has considered scalability issues for its distributed network and generally the network is scalable and actually increases in efficacy with an increased number of users, if the VIE has missed or failed to consider certain consequences that may arise as a result of scaling or usage by an increasing number of users, such failure could lead to a failure in the distributed network or a reduction in the efficacy thereof and could cause substantial reputational harm to the VIE and could damage relationships with existing users, reduced demand for the VIE’s products and services, and consequently adversely affect the market price of our Ordinary Shares.

Issues with the VIE’s programming code and damage to nodes could hurt users’ ability to effectively establish and maintain networks resulting in an inability to provide applications on such networks, which could damage the VIE’s reputation and harm our results of operations.

The ability to establish and maintain networks, as well as the applications that run on such networks depends on the VIE’s programming code. In addition, although the benefit of a decentralized network is that redundancies and distribution of information is achieved over numerous devices (nodes), if there is damage to enough of the nodes on a network, e.g. through wars, nuclear holocaust, or other globally destructive catastrophes, widespread targeted node attacks at numerous locations throughout the globe, floods, fires, power loss, telecommunications failures or hackers, this could result in network interruptions and consequently interruptions to applications on the network. Issues with the VIE’s programming code and damage to enough nodes on a network could damage our brand and have a material adverse effect on our business, results of operations or financial condition.

If the VIE continues to sell hardware products, a significant interruption in the VIE’s suppliers could potentially disrupt the VIE’s operations.

The VIE has limited control over the operations of their third-party suppliers. Any significant interruption in such suppliers’ operations may have an adverse impact on the VIE operations. We generally rely on our suppliers for hardware equipment, motherboards, storage devices, computing devices, and software component materials and other related products to operate our software products. For example, significant interruptions in the operations of the suppliers’ manufacturing facilities could cause delay or failure of shipment of such hardware equipment, services, devices, or software component materials to the VIE, which in turn, may cause delay or failure to manufacture and ship ordered products to customers, resulting in damage to the VIE’s customer relationships. If the VIE is unable to adequately address the impact of the interruptions of operations of their third-party suppliers, the VIE’s business operations and financial results may be materially and adversely affected.

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Although the VIE believes that it could establish alternate sources from other suppliers, there can be no assurance that such replacement suppliers will provide the hardware equipment, services, devices, or software component materials that are needed by the VIE in the quantities requested, at the quality required, or at the prices that the VIE is willing to pay. Any shortage in such hardware equipment, services, devices, or software component materials, deficiency in quality or any increase in prices could adversely affect the VIE’s reputation, financial conditions and results of operations.

The VIE does not have long-term contracts with its hardware product suppliers and the suppliers can reduce order quantities or terminate their sales to the VIE.

The VIE does not have long term contracts with its suppliers. If the VIE’s supply of certain services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to the VIE, if at all. Moreover, even if the VIE can identify adequate replacements on substantially similar terms, its business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of the VIE’s hardware components could limit the ability of the VIE to fulfill orders or service or replace products, or cause other constraints on the VIE’s operations that could damage its customer relationships.

If the VIE is unable to build and maintain a sufficient sales and distribution network to meet increasing demand of its products, the VIE’s ability to execute on its business plan as outlined in this prospectus will be impaired.

The VIE’s distributors refer to those individuals or entities who purchase our products and distribute them in the region designated in our purchase agreements with them or through offline and online channels to resell our products to end users. As of September 30, 2024, we had 35 distributors in China. These intermediaries cover 9 provinces and 11 municipalities in China, including Guangdong, Chongqing, Zhejiang, Hainan, Hubei, Liaoning, Shandong, Sichuan, and Hebei.

Although the VIE’s current sales and distribution channels are sufficient to satisfy the current business needs, it might become insufficient to meet demand if the VIE continues to grow its business. If the VIE’s planned efforts to expand its direct sales force and distribution channels are not effective, its ability to execute on its business plan and to realize continued growth will be impaired.

The VIE may face competition from, and the VIE may be unable to compete successfully against, new entrants and established companies with greater resources.

The VIE’s industry is competitive and rapidly evolving and includes many companies both domestically and internationally. The VIE faces increasing competitive pressures to grow its business in order to maintain its competitive position, and the VIE may encounter competition from, and lose customers to, other companies with design, technological and manufacturing capabilities similar to them. In addition to the risk posed by the quantitative effect of the entry of new competitors, some of the VIE’s potential competitors may also have greater name recognition, greater operating revenues, larger customer bases, longer customer relationships, and greater financial, technical, personnel and marketing resources than the VIE. If the VIE is unsuccessful in competing with its competitors for its existing and prospective customers’ business, the VIE’s financial condition and results of operation may be adversely affected.

Increased competition may further reduce the VIE’s market share and profitability and require the VIE to increase its sales and marketing efforts and capital commitment in the future, which could negatively affect the VIE’s results of operations. Although the VIE is continuously growing its customer base, there is no assurance that the VIE will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on the VIE’s business, financial condition, and results of operations.

The continuing development of VIE’s products depends upon its strong working relationships with its distributors.

The research, development, marketing, and sales of the VIE’s products and the development of new and improved products and services and future products and services depend upon the VIE’s working relationships with its distributors. See “Research and Development.” The VIE relies on its distributors to provide them with feedback from the end-users, which can then be used to continue development of the VIE’s software products and hardware.

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Distributors assist the VIE in marketing and sales, as well as collecting customers’ feedback and advice related to the VIE products. If the VIE cannot maintain strong working relationships with its distributors and continue to receive their advice and input, the development, improvement and marketing of the VIE’s products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

Technological changes may adversely affect the sales of the VIE’s products and may cause its products to become obsolete.

The distributed technology market is characterized by extensive research and development and rapid technological changes. Technological progress or new developments in the distributed technology industry or technological changes in other industries could adversely affect the demand and consequently sales of the VIE’s products and services. For example, new hardware innovations could render our software applications which make certain assumptions based on current hardware standards inoperable or handicapped and could require significant development on our part to adapt to such changes in technology and new industry developments. The VIE’s products and services could also be rendered obsolete due to future innovations by its competitors, all of which would have a material adverse effect on the VIE’s business, financial condition, and results of operations.

Consolidation in the decentralized distributed technology industry could have an adverse effect on the VIE’s revenues and results of operations.

Distributed technology companies may consolidate to create new companies with greater market power. If companies in the decentralized distributed technology industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may use their market power to negotiate price concessions or reductions for their products making them more desirable than the VIE’s products. If the VIE reduces its prices because of consolidation in the decentralized distributed technology industry, the VIE’s revenues would decrease accordingly, which could have a material adverse effect on the VIE’s business, financial condition, and results of operations.

The VIE may fail to effectively develop and commercialize new products, which would materially and adversely affect their business, financial condition, and results of operations.

The distributed technology industry is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, the VIE’s future success depends on its ability to anticipate technology development trends and identify, develop, and commercialize in a timely and cost-effective manner new and advanced products that their customers demand. Whether the VIE is successful in developing and commercializing new products is determined by their ability, among other things, to:

•	accurately assess technology trends and customer needs and meet market demands;

•	optimize their manufacturing, procurement, and development processes to predict and control costs;

•	manufacture or develop and deliver products in a timely manner;
•	ensure sufficient skilled labor and capital to develop, market, sell and successfully commercialize the software products into the marketplace;
•	increase customer awareness and acceptance of its products;

•	anticipate and compete effectively with other developers, manufacturers and marketers;

•	price their products competitively; and

•	effectively integrate customer feedback into their research and development planning.

We cannot assure you that the VIE can effectively develop and commercialize new products. In the event the VIE fails to develop and commercialize new products, it would materially and adversely affect the VIE’s business, financial condition, and results of operations.

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If the VIE fails to develop other products, the VIE may be unable to grow its business.

As a significant part of the VIE’s growth strategy, they intend to develop and commercialize additional hardware and software products through their research and development program or by acquiring additional technologies and patents from third parties. The success of this strategy depends largely upon the VIE’s ability to develop new technologies or identify, select and acquire the technologies and patents on terms that are acceptable to them.

Any patents and technologies the VIE identifies or acquires will require additional development efforts prior to bringing products to market, including approval or clearance by the applicable regulatory authorities. All products are prone to the risks of failure inherent in product development, including the possibility that the hardware or software will not be shown to be sufficiently safe and effective for approval or clearance by regulatory authorities. In addition, we cannot assure you that any such hardware or software products that are approved or cleared will be successfully implemented to operate effectively within distributed network, or will be widely accepted in the marketplace.

If the VIE is unable to develop suitable new products through internal research programs or by obtaining intellectual property or technologies from third parties, it could have a material adverse effect on the VIE’s business, financial condition, and results of operations.

If the VIE is not able to implement its strategies to achieve its business objectives, the VIE’s business operations and financial performance will be adversely affected.

The VIE’s business plan and growth strategies are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur. However, there are uncertainties involved in various stages of development, and there is no assurance that the VIE will be successful in implementing its strategies or that its strategies, even if implemented, will lead to the successful achievement of their objectives. If the VIE is not able to successfully implement its strategies, the VIE’s business operations and financial performance will be adversely affected.

The VIE’s future success depends on the continuing efforts of its senior management team and other key personnel, and the business may be harmed if the VIE were to lose their services.

The VIE’s future success depends heavily upon the continuing services of the members of its senior management team and other key personnel, in particular, Mr. Guangqing Hu, our chairman of the Board of Directors, or “Chairman,” and CTO. In addition, because of the importance of research and development to the VIE’s business, the VIE’s team of engineers plays a key role in the VIE’s operations. If one or more of the VIE’s senior executives or other key personnel, including key engineers, are unable or unwilling to continue in their present positions, the VIE may not be able to replace them easily or at all, and the VIE’s business may be disrupted and financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and the VIE may not be able to retain the services of their senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, the VIE does not have insurance coverage for the loss of its senior management team or other key personnel.

In addition, if any member of the VIE’s senior management team or any of its other key personnel joins a competitor or forms a competing company, the VIE may lose clients, important relationships, sensitive trade information, and key professionals and staff members.

If the VIE fails to adopt new technologies to evolving distributor needs or emerging industry standards, the VIE’s business may be materially and adversely affected.

To remain competitive, the VIE must continue to stay abreast of the constantly evolving industry trends and must enhance and improve its technology accordingly. The VIE must identify and adopt new technologies to meet customer needs, and must also identify and adopt technologies that meet evolving industry standards and trends. Such adoption may be accomplished through in-house research and development or acquisition of the technologies. There can be no assurance that the VIE will be able to identify, develop or acquire such technologies or even utilize such technologies effectively. If the VIE is unable to adapt to customer demands and evolving industry standards and trends in a cost-effective and timely manner, whether for technical, legal, financial or other reasons, its business may be materially and adversely affected.

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Changes to the VIE’s payment terms with both distributors and suppliers may materially adversely affect our operating cash flows.

The VIE may experience significant pressure from its suppliers to reduce the number of days of their accounts payable or change the way they pay. At the same time, the VIE may experience pressure from its distributors to extend the number of days before paying their accounts receivable. As the company's business expands and distributors’ needs become increasingly diverse, in order to enhance market competitiveness and strengthen long-term strategic partnerships with clients, we have appropriately relaxed our payment collection policies for distributors with good credit standing. We now offer distributors a credit term of approximately 30 days. Agreements with distributors include terms for acceptable methods of payment, the dates payments are due, and other payment terms. Additionally, we have strengthened comprehensive monitoring and control over accounts receivable throughout the entire process, from pre-sale to in-process and post-sale stages, while maintaining close communication with distributors. This helps to ensure the smooth and timely receipt of payments. Any failure to manage the VIE’s accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

Economic recessions could have a significant, adverse impact on our business.

The VIE’s revenues are generated from sales of products and services in China and the VIE anticipates that revenues from such sales will continue to constitute its sole source of revenues in the near future. The VIE’s sales and earnings can also be affected by changes in the general economy of China.

The distributed technology industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of customers, interest rate fluctuations, and other economic factors beyond the VIE’s control. Deterioration in the economic environment subjects the VIE’s business to various risks, which may have a material and adverse impact on the VIE’s operating results and cause the VIE to not reach their long-term growth goals. A downturn in the economy could affect the discretionary spending power of customers and, in turn, depress the number of orders for the VIE’s products, which would have a material adverse effect on our business, financial condition and results of operations.

Any disruption of the operation of the VIE could materially and adversely affect the VIE’s business and results of operations.

Currently, the VIE’s software products are primarily produced at its office located in Shenzhen, China. Natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where the VIE’s office are located could significantly impair the VIE’s ability to manufacture software products and operate its business. Catastrophic events could also destroy inventories of hardware. The occurrence of any catastrophic event could result in the temporary or long-term closure of the facility and may severely disrupt the VIE’s business operations.

In addition, VIE’s office and their suppliers’ factories are subject to environmental inspections and regulations. As of the date of this prospectus, we cannot assure you that all the factories and offices are in strict compliance with such environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the environmental inspections or comply with relevant environmental requirements relating to production activities in a timely manner, they may be subject to fines, rectification, suspension and closure, which may materially and adversely affect the production at the VIE’s office and in turn may impact its business. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on the VIE’s and its suppliers, the VIE may have to incur extra costs and expenses to comply with such requirements and the VIE’s business and results of operations may be adversely affected.

Furthermore, the VIE’s facilities are located on leased properties. Though such leases are renewable upon expiration, the VIE’s ability to renew existing leases upon their expiration is crucial to the VIE’s production activities, operations and profitability. If the VIE is unable to negotiate for a renewal of the relevant leases, the VIE may be forced to relocate its production bases and it may be difficult and costly to replace or relocate the facilities and equipment on a timely basis. If the VIE fails to address the risks mentioned above, its production will be materially and adversely affected.

If the VIE or its suppliers experience any unanticipated disruptions, the VIE’s production will be severely disrupted, which may in turn materially and adversely affect the VIE’s business, financial condition and results of operations.

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The VIE may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt the VIE’s business and have a material adverse effect on our financial condition and results of operations.

The VIE’s success depends, in large part, on its ability to use and develop its technology and know-how without infringing third-party intellectual property rights. As intellectual property litigation becomes more common in PRC, the VIE faces a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. The VIE’s current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with the VIE’s ability to make, use or sell its products in China. The validity and scope of claims relating to internet ecosystem technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of the VIE’s technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which the VIE may become parties could cause them to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign products; or

•	be restricted by injunctions,

each of which could effectively prevent the VIE from pursuing some or all of its business and result in its distributors or potential distributors deferring or limiting their purchase or use of the VIE’s products, which could have a material adverse effect on our financial condition and results of operations.

In addition, the VIE currently holds two patents which were acquired through assignment from the transferor, Xin Jianfang. However, the transfer agreements for these aforementioned two patents have been lost, we cannot assure that such transfers are valid or will be considered legally binding, and may exposed to litigation risk. However, for us, these two patents are not our core patents.

The VIE may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position.

The VIE relies on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions, to protect its intellectual property rights. The VIE intends to enter into confidentiality agreements with their employees that include terms identifying all employee-developed intellectually property as service inventions belonging to the VIE. In addition, the VIE strives to remain current in its annual patent fee payments. The VIE regards its trademarks, patents, know-how, proprietary technologies, and similar intellectual property as critical to its success. The VIE may become an attractive target to intellectual property attacks in the future with the increasing recognition of its brand. Any of the VIE’s intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide the VIE with competitive advantages. In addition, there can be no assurance that (i) all of the VIE’s intellectual property rights will be adequately protected, or (ii) the VIE’s intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Intellectual property protection may not be sufficient in China. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to the VIE for any such breach. Accordingly, the VIE may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in China. In addition, policing any unauthorized use of the VIE’s intellectual property is difficult, time-consuming and costly and the steps the VIE has taken may be inadequate to prevent the misappropriation of its intellectual property.

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In the event that the VIE resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of their managerial and financial resources. We can provide no assurance that the VIE will prevail in such litigation. In addition, the VIE’s trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors. Any failure in protecting or enforcing the VIE’s intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact the VIE’s business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on the VIE or its industry and customers. If the VIE plans to sell its products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for the VIE’s products, impact the competitive position of the VIE’s products or prevent the VIE from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on the VIE’s business, financial condition, and results of operations.

The VIE has no business liability or disruption insurance, which could expose the VIE to significant costs and business disruption.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. The VIE does not have any business liability or disruption insurance to cover its operations. The VIE has determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for the VIE to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect the VIE’s results of operations and financial condition.

If we do not obtain substantial additional financing, including the financing sought in this offering, the VIE’s ability to execute its business plan as outlined in this prospectus will be impaired.

The VIE’s plans for business expansion and development are dependent upon its raising significant additional capital, including the capital sought in this offering. The VIE’s plans call for significant new investments in research and development, marketing, expanded production capacity, and working capital for materials and other items. Management estimates that our capital needs for expanding our research and development department and management department, including but not limited to, hiring high-end internet ecosystem talents and management personnel with international and professional backgrounds, will be approximately USD$[•] million. Although the Company expects the proceeds of this offering and net earnings to substantially fund the VIE’s planned growth and development, management will be required to properly and carefully administer and allocate these funds. Should the VIE’s capital needs be higher than estimated, or should additional capital be required after the close of this offering, we will be required to seek additional investments, loans or debt financing to fully pursue our business plans. Such additional investment may not be available to us in sufficient amounts or on terms which are favorable or acceptable. Should we be unable to meet the VIE’s full capital needs, its ability to fully implement its business plan will be impaired.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt the VIE’s delivery and operations, which could materially and adversely affect the VIE’s business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of the spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt the VIE’s business operations, reduce or restrict the VIE’s supply of products, incur significant costs to protect its employees and facilities, or result in regional or global economic distress, which may materially and adversely affect the VIE’s business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on the VIE’s business, financial condition, and results of operations. Any one or more of these events may impede the VIE’s production and delivery efforts and adversely affect its sales results, whether short-term or for a prolonged period of time, which could materially and adversely affect the VIE’s business, financial condition, and results of operations.

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Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19 has spread globally. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020, a global “pandemic.” The COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2022, COVID-19 vaccination programs have been greatly promoted around the globe, however several types of COVID-19 variants have emerged in different parts of the world and caused temporary lockdowns. Restrictions had been re-imposed from time to time in certain cities to combat sporadic outbreaks of COVID-19 in the PRC from early 2020 through December 2022. For example, in early 2022, the Omicron variant of COVID-19 was identified in China, especially in Shenzhen and Shanghai city, Jilin Province and Beijing, where strict lockdowns were imposed. In addition, in the second half of 2022, some cities, including Guangzhou, Shenzhen and Beijing, remained under lockdown for discrete periods of time due to measures to contain the spread of Omicron and the zero-COVID measures taken by the local governments.

Due to the rapidly expanding nature of COVID-19 pandemic and the zero-COVID measures taken by the local governments from early 2020 through December 2022, and because substantially all of the VIE’s business operations and workforce are concentrated in the PRC, we believe that COVID-19 pandemic has impacted, and will likely continue to impact, the VIE’s business, results of operations, and financial condition. The potential further impact on the results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

The impacts of COVID-19 on the VIE’s business, financial condition, and results of operations as of the date of this prospectus include, but are not limited to, the following:

•	Zhenglian Shenzhen temporarily closed its offices in January 2020, as required by relevant PRC local authorities. In March 2020, due to the effective containment of COVID-19 in China, Zhenglian Shenzhen has resumed full Operation.

•	Zhenglian Shenzhen has experienced some disruption to its day-to-day operations during the PRC government mandated Lockdown.

•	In March 2022, a new COVID-19 subvariant (omicron) outbreak hit China and spread faster and more easily than variants of the previous virus. As a result, a new round of lockdowns, quarantines and travel restrictions were imposed upon different provinces and cities in China by the relevant local government authorities. Zhenglian Shenzhen temporarily closed its Shenzhen office and suspended its operations on March 9, 2022 as required by the local authorities in Shenzhen, and had all the employees located in Shenzhen work remotely. Zhenglian Shenzhen reopened its Shenzhen office and resumed the operations on March 22, 2022. The lockdown in Shenzhen from April 2022 to December 2022 did not have a material adverse impact on our results of operations although business development in Shenzhen were restricted or suspended during the lockdown period.

•	In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after lifting these restrictions.

•	In May 2023, World Health Organization declared an end to COVID-19 as a global health emergency. The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition. If the outbreak persists or escalates, the Company may be subject to further negative impact on its business operations and financial condition.

•	The VIE’s business depends on its employees. Due to the travel restrictions imposed by the local governments from early 2020 through December 2022, some of the VIE’s employees were unable to get back to return to work. However, such issue has not had a significant impact on the VIE since December 2022.

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The extent to which the COVID-19 pandemic impacts the VIE’s business in the future will depend on future developments and further government actions. Any future impact on the results of operations of the VIE will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our and the VIE’s control. Given the general slowdown in economic conditions globally and volatility in the capital markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

The VIE is also vulnerable to natural disasters and other calamities. The VIE cannot assure you that it is adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to the VIE property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of the VIE’s manufacturing facilities, as well as adversely affect its business, financial condition, and results of operations.

The VIE’s success depends on its technology research and development talents (“R&D Talents”), and the VIE cannot assure their retention.

The VIE’s success partly depends upon the retention of its R&D Talents. The VIE has a R&D Talents team comprised of 23 employees as of September 30, 2024. There can be no assurance that the existing R&D Talents will be adequate or qualified to carry out the VIE’s strategies, or that the VIE will be able to hire or retain new R&D Talents to carry out its strategies. The loss of one or more of the R&D Talents, or the failure to attract and retain additional R&D Talents, could have a material adverse effect on our business, financial condition and results of operations.

In addition, if the VIE fails to establish a competitive incentive mechanism in terms of career prospects, salary, benefits and working environment, they may face the risk of instability in the R&D Talents team, which could adversely affect their long-term development.

If the VIE is not able to maintain and enhance its brands and increase market awareness of the VIE, or effectively develop and expand its marketing and sales capabilities, then the VIE’s ability to attract new customers may be harmed and our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the “Zerolimit”, “Zhenglian” and “ZDAN” brand identities (the “Brands”) and increasing market awareness of the aforementioned brands and the market awareness of the VIE and its capabilities, is critical to achieving widespread acceptance of its products and solutions. It is important also for the VIE to strengthen its relationships with its existing distributors and customers and to motivate its distributors and attract new customers. The successful promotion of the Brands will depend largely on the VIE’s continued marketing efforts, the VIE’s ability to continue to offer high quality products and services, the VIE’s ability to maintain relationships with suppliers, distributors, and customers, and the VIE’s ability to be thought leaders in the distributed technology market and the VIE’s ability to successfully differentiate its products and services from those of its competitors. The VIE’s brand promotion and thought leadership activities may not be successful or yield increased revenues. In addition, “independent” industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of the VIE’s products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors’ products and services, then the VIE’s brand may be harmed.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our Company, including but not limited to our shareholders, management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

The VIE may receive complaints from its distributors on its products, pricing and customer support. If the VIE does not handle customer complaints effectively, the VIE’s brand and reputation may suffer, its distributors may lose confidence in the VIE and they may reduce or cease their use of the VIE’s products. In addition, the VIE’s customers may post and discuss on social media about the VIE’s products, solutions and relevant services, including the VIE’s products and platform. The VIE success depends, in part, on its ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions the VIE takes or changes the VIE makes to the VIE’s products, solutions or platform upset these customers, their online commentary could negatively affect the VIE’s brand and reputation. Complaints or negative publicity about the VIE, its products, solutions or platform could materially and adversely impact the VIE’s ability to attract and retain customers, the VIE’s business, results of operations and financial condition.

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As the VIE also provides services to customers in different industries, negative publicity about such counterparties, including any failure by them to adequately protect customer information, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the VIE’s reputation.

The promotion of the Brands also requires the VIE to make substantial expenditures, and we anticipate that these expenditures will increase as the VIE’s market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenues, the increased revenues still may not be enough to offset the increased expenses we incur. If the VIE does not successfully maintain and enhance its brand, then the VIE’s business may not grow, we may see the VIE’s pricing power reduced relative to competitors and the VIE may lose customers, all of which would adversely affect our business, results of operations and financial condition.

The VIE’s ability to maintain customer satisfaction depends in part on the consistency and quality of the VIE’s customer support services through the product cycle. Failure to maintain continuous and high-quality customer support could have an adverse effect on our business, results of operation, and financial condition.

We believe that customer satisfaction is key to our business. In order to deliver high-level customer satisfaction, the VIE must successfully assist its distributors in deploying and continuing to use the VIE’s products and solutions, resolving performance issues, and responding to performance and reliability problems that may arise from time to time. Because the VIE’s platform and products are designed to be highly configurable and to rapidly implement customers’ reconfigurations, customer errors in configuring the VIE’s platform and products can result in significant disruption to its distributors.

There can be no assurance that the VIE will be able to hire sufficient personnel as and when needed, particularly if the VIE’s sales exceeds its internal forecasts. To the extent that the VIE is unsuccessful in hiring, training, and retaining adequate support resources, the VIE’s ability to provide high-quality and timely support to its distributors will be negatively impacted, and the VIE’s customers’ satisfaction with the VIE’s network could be adversely affected. Any failure to maintain high-quality customer support, or a market perception that the VIE does not maintain high-quality customer support, could adversely affect our reputation, business, results of operations, and financial condition, particularly with respect to our large enterprise customers.

Defects or errors in the VIE’s products or solutions could diminish demand for the VIE’s products or solutions, harm the VIE’s business and results of operations and subject the VIE to liability.

The VIE’s customers use its products for important aspects of its businesses, and any errors, defects or disruptions to the VIE’s products and any other performance problems with the VIE’s products could damage the VIE’s customers’ businesses and, in turn, hurt the VIE’s brand and reputation. The VIE provides regular updates to its products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of the VIE’s platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, the VIE may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, the VIE may not carry insurance to compensate the VIE for any losses that may result from claims arising from defects or disruptions in products. As a result, the VIE’s reputation and brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

In addition, our solutions and products must sometimes interoperate with our customers’ existing framework and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of the VIE’s customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. The VIE must be able to interoperate and provide products to customers with highly complex and customized internal frameworks, which requires careful planning and execution between the VIE’s customers, its customer support teams and, in some cases, its channel partners. Further, when new or updated elements of the VIE customers’ infrastructure or new industry standards or protocols are introduced, the VIE may have to update or enhance its technologies and infrastructure to allow the VIE to continue to provide products to customers. The VIE’s competitors or other vendors may refuse to work with the VIE to allow their products to interoperate with the VIE’s platform and products, which could make it difficult for the VIE’s platform and products to function properly in customer internal networks and infrastructures that include these third-party products.

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The VIE may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If the VIE fails to maintain compatibility of its solutions, platform and products with its distributors’ internal networks and infrastructures, the VIE’s customers may not be able to fully utilize the VIE’s solutions, platform and products, and the VIE may, among other consequences, lose or fail to increase its market share and experience reduced demand for its products, which would materially harm our business, results of operations, and financial condition.

If the VIE fails to prevent security breaches, improper access to or disclosure of data on the network, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

The VIE’s business and technology involve decentralized and distributed storage, which end users may use for the transmission of potentially sensitive or confidential data.

The VIE has privacy and data security policies in place that are designed to prevent security breaches and the VIE has employed significant resources to develop its security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the VIE shares confidential information with grows, the VIE could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

The VIE is likely in the future to be subject to these types of attacks. If the VIE is unable to avert these attacks and security breaches, the VIE could be subject to significant legal and financial liabilities, its reputation would be harmed and the VIE could sustain substantial revenue loss from lost sales and customer dissatisfaction. The VIE may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target the VIE, its suppliers, customers or other participants, or the network infrastructure on which the VIE depends. Actual or anticipated attacks and risks may cause the VIE to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As the VIE does not carry cybersecurity insurance, the VIE will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm the VIE’s reputation and business, but also could materially decrease its revenue and net income.

The VIE’s failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against the VIE, and adversely impact its operating results.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), which became effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network.

Under the Cyber Security Law, the transmission of certain personal information and important data outside of China is only permitted upon the completion of a security assessment conducted by or as determined by the Chinese government. Certain draft regulations, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data, published in 2017, and the Measures for Security Assessment for Cross-border Transfer of Personal Information, published in 2019, have been proposed by the Chinese government that specify the procedures and stipulate more detailed compliance requirements relating to such assessment, and in certain circumstances, government approval, prior to the transmission of such information and data outside of China. In addition to the foregoing draft regulations relating to security assessment, the Cyberspace Administration of China issued and implemented the Measures for Security Assessment of Cross-border Transfer of Data effective on September 1, 2022, which provides the conditions, application procedures and required materials for security assessment through the local provincial cyberspace administration before the transmission of personal information and important data outside of China.

On December 8, 2022, the Ministry of Industry and Information Technology of China promulgated the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation) effective from January 1, 2023, which regulate the data processing activities in the field of industry and information technology conducted within the territory of the PRC. Under the foregoing measures, “data in the field of industry and information technology” includes industrial data, telecommunications data and radio data; among others, “industrial data” means data produced and collected in the course of research and development, design, production and manufacturing, business management, operating maintenance, and platform operation in various sectors and fields of industry. A data processor in the field of industry and information technology in the PRC shall submit its catalogue of important data and core data to the local industrial regulatory department for recordation. For transmission of such important data and core outside of China, a security assessment of cross-border data transfer shall be conducted in accordance with the applicable laws and regulations.

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In addition, the Standing Committee of the National People’s Congress of the People’s Republic of China (“SCNPC”) promulgated the Data Security Law of the People’s Republic of China (the “Data Security Law”) on June 10, 2021, which became effective on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities and introduces a data classification and hierarchical protection system. The classification of data is based on its importance in economic and social development, as well as the degree of harm expected to be caused to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The security assessment mechanism was also included in the Personal Information Protection Law (the “Personal Information Protection Law”), which was promulgated in August of 2021 and became effective on November 1, 2021, for the Chinese government to supervise certain cross-border transfers of personal information.

We expect that these data protection and transfer laws and regulations will receive greater attention and focus from regulators going forward, and the VIE will face uncertainty as to whether the VIE’s efforts to comply with evolving obligations under data protection, privacy and security laws in China and the United States will be sufficient.

Any failure or perceived failure by the VIE to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against the VIE by governmental entities, individuals or others. These proceedings or actions could subject the VIE to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, result in the suspension of ongoing trials or ban on initiation of new trials, require the VIE to change its business practices, increase its costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, suppliers and other third parties could be negatively affected by any proceedings or actions against the VIE or current or future data protection obligations imposed on them under applicable law, including Cyber Security Law. In addition, a data breach affecting personal information, or a failure to comply with applicable requirements could result in significant management resources, legal and financial exposure and reputational damage that could potentially have a material adverse effect on the VIE’s business and results of operations.

Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009. The revised Archives Rules came into effect on March 31, 2023 together with the Trial Measures. As is consistent with the Trial Measures, the revised Archives Rules will expand their application to cover indirect overseas offering and listing, by stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish demand for the VIE’s products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of the VIE’s business depends upon the need for decentralized distributed network technologies. Chinese or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet or other networks, particularly decentralized distributed networks as a commercial medium. Changes in these laws or regulations could require the VIE to modify its products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet or other networks. These laws or charges could limit the growth of internet-related commerce or communications as well as decentralized distributed networks generally, or result in reductions in the demand for internet-based products and services or other network-based products such as the VIE products. In addition, the use of the internet or other networks as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet or other network activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet or other networks and their acceptance as business tools has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet or other networks is reduced as a result of these or other issues, then demand for the VIE’s products could decline, which could adversely affect our business, results of operations and financial condition.

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We are exposed to the risks of litigation and arbitration in the course of our operations.

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive and time-consuming. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We may face tax liabilities for historical reporting errors.

In the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and holders of our Ordinary Shares.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board customers or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Zerolimit Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our noteholders and shareholders that are non-resident enterprises, including the holders of our Ordinary Shares. In addition, non-resident enterprise noteholders and shareholders (including holders of our Ordinary Shares) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the holders of Ordinary Shares) and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Ordinary Shares.

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Risks Related to Doing Business in the PRC

Changes in the PRC’s economic, political or social conditions, as well as government policies, could have an adverse effect on our business and operations and the value of our Ordinary Shares.

All of our operations are conducted through the VIE located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for the products of the VIE and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may affect our business and operating results.

Furthermore, our Company, the VIE, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE’s financial performance and operations, including the enforceability of the contractual arrangements that constitute the VIE Agreements. We cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate quickly.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

All of the VIE’s operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes and prior court decisions may not be cited for reference. The PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence the VIE’s operations at any time, which are beyond our control. Therefore, any such action may adversely affect our or the VIE’s operations and could completely limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or become worthless.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the recently enacted laws, rules and regulations in China may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC. Based on the foregoing, we are required to complete necessary filing procedures with the CSRC pursuant to the Trial Measures. As of the date of this prospectus, we have prepared the filling application materials required by the Trial Measures, however, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. As the laws and regulations are relatively new, substantial uncertainties exist with respect to its interpretation and implementation regarding such laws and regulations. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we or the VIE obtain their approvals for this offering and any follow-on offering, we or the VIE may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may change with little advance notice, along with the risk that the Chinese government may take actions to strengthen oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers which may intervene in or influence our operations, or could result in a material change in our or the VIE’s operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

If it is later determined that the PCAOB is unable to inspect and investigate completely our auditor, our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the HFCAA). The delisting of and prohibition from trading our securities, or the threat of their being delisted and prohibited from trading, may cause the value of our securities to significantly decline or become worthless.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on any U.S. stock exchange.

On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision of the AHFCAA, and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

On December 15, 2022, the PCAOB released a statement confirming it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and it issued the 2022 HFCAA Determination Report to vacate its precious determinations to the contrary. The PCAOB is continuing to demand complete access, and it will act immediately to reconsider such determinations should China obstruct, or otherwise fail to facilitate the PCAOB’s access, at any time.

Our auditor, TPS, an independent registered public accounting firm headquartered in Sugar Land, Texas, issues the audit report included in this prospectus, is currently subject to PCAOB inspections, and has been inspected by the PCAOB on a regular basis.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and would have negative impact on the price of our shares.

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Under the PRC laws, the approval of and the filing with the CSRC or other PRC government authorities may be required in connection with this offering and our listing with Nasdaq as well as any of our future offerings and listings in an overseas market, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to the M&A Rules. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comment. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, or whether an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management consists of mostly PRC citizens or are ordinarily residents in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Companies and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations and regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after going-private transactions and other equivalent offering activities in an overseas market. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report with the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. As advised by our PRC counsel, the Global Law Firm, under applicable laws of PRC, we shall complete the relevant filing procedures with the CSRC before the completion of this offering and our listing on Nasdaq. As of the date of this prospectus, we have been in the process of filing with the CSRC in connection with this offering and our listing on Nasdaq. We may also be required to file with the CSRC in connection with any of our future offerings and listings in an overseas market, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for this offering and our listing on Nasdaq as well as any future offshore offering or listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on us, restrictions on or delays to our financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions are issued under the title of the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offerings and listings, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plan to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

On or after March 31, 2023, any failure or perceived failure by the Company or PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities being held legally liable by competent authorities, and referred to a judicial organization to be investigated for criminal liability if suspected of committing a crime.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Regulation on Network for Data Security (if implemented), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or complete such filing procedures for our offshore offerings, or a rescission of any such approval or filing, if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

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Uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.

We have been advised by our PRC counsel that on March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law (the “FIL”), which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation and future actions with respect to such laws and regulations promulgated thereunder could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” issued by the State Council. A foreign invested enterprise under PRC law, or an FIE, would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. Although the decentralized distributed technology industry, in which the VIE operates is currently not subject to the foreign investment restrictions or prohibitions set forth on the “negative list,” it is uncertain whether the decentralized distributed technology industry will be subject to the “negative list” to be issued in the future. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

We may rely on dividends and other distributions on equity paid by WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of WFOE to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from WFOE for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. WFOE’s ability to distribute dividends in turn depends on the payment it receives from the VIE as service fees pursuant to certain contractual arrangements among WFOE, the VIE and the VIE Shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information on such contractual arrangements, see “Corporate History and Structure — the VIE Agreements.”

According to the Foreign Investment Law of the PRC and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the PRC and other Chinese laws and regulations, WFOE may pay dividends only out of its accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, WFOE is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss WFOE incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At its discretion, WFOE may allocate a portion of its after-tax profits based on Chinese accounting standards to a discretionary reserve fund. Any limitation on the ability of WFOE to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of WFOE to use its potential future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of WFOE to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiary. Currently, WFOE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE”) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

In response to the persistent capital outflow and the RMB’s depreciation against U.S. the dollar, the People’s Bank of China and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain WFOE’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and WFOE’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign invested enterprise, such as WFOE, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where our Company is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. If WFOE declares and distributes profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our Company.

Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by the Company.

Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

The conversion of the Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant fluctuation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our China subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our China subsidiary in China may be used to pay dividends to our Company.

However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our China subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government has imposed restrictive foreign exchange policies. and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

PRC regulation of loans to and direct investment in the VIE by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering, to make loans or additional capital contributions to WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to WFOE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on Foreign Investment Enterprises (“FIEs”) in China, capital contributions to our China subsidiary are subject to the information report with the MOFCOM or their respective local branches and registration with a local bank authorized by the SAFE. In addition, any foreign loan procured by WFOE cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches. Any medium or long-term loan to be provided by us to the VIE must be registered with the National Development and Reform Commission, or NDRC, and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to WFOE. If we fail to complete such registrations, our ability to use the proceeds of this offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may limit our ability to use Renminbi converted from the net proceeds of this offering, to fund the establishment of new entities in China by the VIE, to invest in or acquire any other PRC companies through WFOE, or to establish a new consolidated VIE in China, which may adversely affect our business, financial condition and results of operations.

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On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans made by us to WFOE or with respect to future capital contributions made by us to WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or WFOE to liability or penalties, limit our ability to inject capital into WFOE, limit WFOE’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If our shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, WFOE may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to WFOE.

We have requested PRC residents who we know hold a direct or indirect interest in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37, and we have confirmed that all of these shareholders have completed the initial foreign exchange registrations with relevant banks. We cannot assure you, however, that all of these individuals may continue to make the required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding a direct or indirect interest in our Company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, restrict our cross-border investment activities, and limit WFOE’s ability to distribute dividends to us. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

In addition, on February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

There are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Risk Factors — Risks related to this Offering and the Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.”

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Among other things, the M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Administration for Market Regulation, or the SAMR, the successive authority of MOFCOM, before they can be completed. In addition, the security review rules issued by the State Council that became effective in September  2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses, which may be subject to SAMR merger review. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The General Office Central Committee of the Chinese Communist Party and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. We cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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Our PRC counsel has advised that you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct all of our operations in China and the majority of our assets are located in China. In addition, all of our current officers and directors are nationals and residents of China and all of them are currently located in China. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons, predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Increases in labor costs in the PRC may adversely affect the VIE’s business and profitability and failure to comply with PRC labor laws may subject the VIE to penalties.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage levels for the VIE’s employees have also increased in recent years. The VIE expects that its labor costs, including wages and employee benefits, will continue to increase. Unless the VIE is able to pass on these increased labor costs to its clients by increasing prices for its products and/or services, the VIE’s profitability and results of operations may be materially and adversely affected.

In addition, the VIE has been subject to stricter regulatory requirements with respect to labor contracts with its employees and the payment of various statutory employee benefits, including pensions, housing fund deposits, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the VIE decides to terminate some of its employees or otherwise changes its employment or labor practices, the Labor Contract Law and its implementation rules may limit the VIE’s ability to effect those changes in a desirable or cost-effective manner, which could adversely affect the VIE’s business and results of operations.

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Companies operating in China are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of their employees and associates. The VIE has completed the social insurance registration and housing provident fund deposit registration but failed to make contributions in full on the social insurance fund and housing provident fund for all their employees, as required by the relevant PRC laws and regulations. Although the VIE has not received any order or notice from the local authorities nor any claims or complaints from their existing and former employees regarding their non-compliance with PRC labor-related laws and regulations for the years September 30, 2024 and 2023, we cannot rule out the possibility that the competent PRC labor authorities may order the VIE to rectify the non-compliance and pay the required contributions within a stipulated deadline and the VIE may be subject to a late fee of up to 0.05% per day. If the VIE still fails to rectify the non-compliance, the VIE may be subject to a fine ranging from one to three times the amount overdue, which could adversely affect our business, financial condition and results of operations.

The interpretation and implementation of labor-related laws and regulations are still constantly evolving, which may be further amended from time to time. Due to the constant evolution of the labor-related laws, we cannot assure you that the VIE’s current employment practices will not violate any future labor-related laws and regulations in China, which may subject the VIE to labor disputes or government investigations. If the VIE is deemed to have violated relevant labor laws and regulations, the VIE could be required to provide additional compensation to its employees, and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to this Offering and the Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile.

Prior to the completion of this offering, our Ordinary Shares were not traded on any market. Any active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering. Consequently, you may not be able to sell our Ordinary Shares at a price equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

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•	the failure of research analysts to cover our Ordinary Shares;

•	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our Ordinary Shares have never been publicly traded, and, as such, the price of our Ordinary Shares may fluctuate substantially.

Before this initial public offering, there was no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary substantially from the market price of our Ordinary Shares following this offering. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other products, technologies or businesses using our Ordinary Shares as consideration. Furthermore, if our Ordinary Shares are approved for listing on Nasdaq, there can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares.

Following this offering, the market price of our Ordinary Shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	periodic fluctuations in our revenues, which could be due in part to the way in which we recognize revenues;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	future sales of our Ordinary Shares or other securities, by us or our shareholders, as well as the anticipation of lock-up releases or lock-up waivers;

•	the trading volume of our Ordinary Shares;

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•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	actual or anticipated changes in regulatory oversight of our industry;

•	the loss of key personnel, including changes in our board of directors and management;

•	problems associated with our products;

•	legislation or regulation of our market;

•	lawsuits threatened or filed against us;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	announcements related to patents issued to us or our competitors and related litigation; and

•	developments in our industry.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition and reputation. These factors may materially and adversely affect the market price of our Ordinary Shares.

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[•] per share or approximately [•]% from the offering price of $[•] per share, and after deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

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A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may be subject to penny stock regulations and restrictions, and you may have difficulty selling our Ordinary Shares.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our Ordinary Shares become a “penny stock,” we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally individuals with a net worth of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities to the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our Ordinary Shares will qualify for exemption from the Penny Stock Rule. In any event, even if our Ordinary Shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(d)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

If our stock becomes publicly traded, techniques employed by short sellers may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security. These short attacks have, in the past, led to selling of shares in the market, driving down the price of stock.

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Public companies with substantial operations in the PRC (either through a VIE structure or otherwise) have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Ordinary Shares could be greatly reduced or even rendered worthless.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended September 30, 2021, or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and will depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain Internal Revenue Service, or IRS, guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person. For more information see “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2024 and 2023, and balance sheet data as of September 30, 2024 and 2023, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of formal internal controls over financial closing and reporting processes. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the eventual trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the Nasdaq Capital Market.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Qingzhi International Consulting (Guangdong) Group Co., Ltd. (“Qingzhi”) to prepare a commissioned industry report that analyzes the decentralized distributed technology industry. The report is entitled “Distributed Technology Industry Analysis Report” and is dated June 2023 (the “Qingzhi report”). Information and data relating to the decentralized distributed technology industry included in this prospectus have been derived from the Qingzhi report. Statistical data included in the Qingzhi report also include projections based on a number of assumptions. The decentralized distributed technology industry may not grow at the rate projected by market data, or at all. Any failure of the decentralized distributed technology industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Qingzhi report or any third-party publications and reports Qingzhi has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a U.S. domestic issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. As a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases related to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less frequent compared to that required to be filled with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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We will be a “controlled company” within the meaning of the Nasdaq listing rules, and as such may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our founder, Mr. Guangqing Hu, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. As a “controlled company” our controlling shareholder will have substantial control over corporate matters after this offering.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance requirements, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Nasdaq listing rules require listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our Board of Directors will not consist of independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. As a foreign private issuer, we are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans and certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Our controlling shareholder will have substantial control over corporate matters after this offering.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete with this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (“Memorandum and Articles of Association”), the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association (“Amended and Restated Memorandum and Articles of Association”) that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure, current reporting requirements and shareholder proxy rules of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, in order to maintain a listing on a U.S. securities exchange.

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You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the Ordinary Share price. For instance, the net proceeds from this offering may be placed in research and development projects that do not produce income or do not lead to finished products.

Some members of our management team lacks experience in managing a U.S. publicly-listed company. and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions, and results of operations.

Some of our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our Company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public-listed company. These new obligations and constituents will require significant attention from our senior management and could divert attention away from the day-to-day management of our operating business, which could adversely affect our business, financial conditions and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon effectiveness of the registration statement of which this prospectus forms a part, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors would be able to gain access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private companies in the PRC, are not required to follow. To the extent that compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into effect on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. Our Company is deemed to be a “relevant entity” since it is an exempted company incorporated in the Cayman Islands. Based on our Cayman Islands counsel’s current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to effectively manage inventories;

•	our ability to compete effectively;

•	our dependence on a small number of customers for a substantial portion of our net revenue;

•	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	our dependence on key personnel;

•	our ability to expand our businesses and to undertake mergers, acquisitions, investments or divestments;

•	changes in technology and competing products;

•	general economic and political conditions, including those related to the decentralized distributed technology industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity

•	fluctuations in foreign currency exchange rates; and

•	other factors in the “Risk Factors” section in this prospectus.

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These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

Industry Data and Forecasts

This prospectus contains data related to the VIE’s industry and market position in China and globally. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The decentralized distributed technology industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on the VIE’s business and, accordingly, the market price of our Ordinary Shares. In addition, the rapidly changing nature of the decentralized distributed technology industry subjects any projections or estimates relating to the growth prospects or future condition of the VIE’s operations to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[*] million, or approximately US$[*] million if the Underwriter exercises its over-allotment option in full, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$[ ] per Ordinary Share.

We plan to use the net proceeds of this offering (assuming no exercise of the over-allotment option) as follows in the order of priority:

•	approximately 40%, or US$[*] million for research and development;
•	approximately 25%, or US$[*] million for new product production;
•	approximately 20%, or US$[*] million for marketing and sales activities; and
•	approximately 15%, or the remaining amount for general corporate purposes, which may include working capital needs and other corporate uses.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. See “Risk Factors — Risks Related to this Offering and the Ordinary Shares — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares” To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in bank deposits and low-risk bank financial products.

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DIVIDEND POLICY

We have not previously declared or paid cash dividends. We do not have any plan to declare or pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

Our Board of Directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Even if our Board of Directors decides to pay dividends, the timing, amount and the form of future dividends, if any, will depend upon, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

We are an exempted company with limited liability incorporated in the Cayman Islands. We rely principally on dividends distributed by WFOE and payments from the VIE for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our China subsidiary are subject to PRC taxes.

In addition, PRC regulations may restrict the ability of WFOE to pay dividends to us and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. See “Risk Factors —  Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of WFOE to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.” and “Regulation — Regulations Relating to Dividend Distribution.”

To the extent we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of our Ordinary Shares to the depositary, as the registered holder of such Ordinary Shares, and the depositary then will pay such amounts to the holders of our Ordinary Shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of Share Capital.” Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

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CAPITALIZATION

The following table sets forth our capitalization as of and for the fiscal years ended September 30, 2024 and 2023 presented on:

•	an actual basis; and

•	an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[ ] per Ordinary Share, after deducting the estimated discounts and non-accountable expense allowance to the Underwriter and the estimated offering expenses payable by us and assuming no exercise of the Underwriter exercise over-allotment option.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	As of September 30, 2024
	Actual	As Adjusted(1)
	$	$
Cash and cash equivalents	105,706
Debt:
Short-term bank borrowing	712,494
Current portion of long-term bank borrowing	–
Loan due to a related party – non-current	–
Long-term bank borrowing	–
Total Debt	712,494
Shareholders’ (deficit)/equity
Ordinary Shares (($0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares issued and outstanding as of March 31, 2024 and 2023)(1))	5,000
Subscription receivable	(5,000)
Additional paid-in capital(2)	2,953,991
Statutory reserves	938,310
Accumulated other comprehensive income (loss)	6,343,228
Accumulated (deficit)/equity	(155,671)
Total shareholders’ (deficit)/equity	10,079,858
Total capitalization	10,792,352

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	As of September 30, 2023
	Actual	As Adjusted(1)
	$	$
Cash and cash equivalents	1,641,922
Debt:
Short-term bank borrowing	411,184
Current portion of long-term bank borrowing	–
Loan due to a related party – non-current	–
Long-term bank borrowing	–
Total Debt	411,184
Shareholders’ (deficit)/equity
Ordinary Shares (($0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares issued and outstanding as of September 30, 2023 and 2022)(1))	5,000
Subscription receivable	(5,000)
Additional paid-in capital(2)	2,953,991
Statutory reserves	667,183
Accumulated other comprehensive income (loss)	(506,226)
Accumulated (deficit)/equity	3,903,080
Total shareholders’ (deficit)/equity	7,018,028
Total capitalization	7,429,212

(1)	The number of Ordinary Shares with par value of $0.0001 each reflects a 10,000-for-1 split of our Ordinary Shares approved by our shareholders and Board of Directors on February 19, 2024.

(2)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[•].

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[•] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us.

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of September 30, 2024 was a negative $[•], or a negative $[•] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated discounts and non-accountable expenses to the Underwriter and the estimated offering expenses payable by us.

After giving effect to our sale of [  ] Ordinary Shares offered in this offering, based on the initial public offering price of $[  ] per Ordinary Share and after the deduction of the estimated discounts and non-accountable expense allowance to the Underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2023, would have been $[•], or $[•] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[•] per Ordinary Share, and an immediate dilution of $[•] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering(1)		Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$	[ ]	$	[ ]
Net tangible book value per Ordinary Share as of September 30, 2023	$	[ ]	$	[ ]
Increase in net tangible book value per Ordinary Share	$	[ ]	$	[ ]
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	[ ]	$	[ ]
Amount of dilution per Ordinary Share to new investors in the offering	$	[ ]	$	[ ]

If the Underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[•], the increase in net tangible book value per Ordinary Share would be $[•], and the immediate dilution per Ordinary Share to new investors in this offering would be $[•].

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share and per Ordinary Share paid before deducting underwriting discounts and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	[ ]	%	US$	%	US$
New investors	[ ]	%	US$	%	US$
Total	[ ]	%	US$	%	US$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Ordinary Shares and other terms of this offering determined at pricing.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;
•	an effective judicial system;
•	a favorable tax system;
•	the absence of exchange control or currency restrictions; and
•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less exhaustive body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. All of our directors and officers are nationals of China and all of them are currently located in China. Additionally, substantially all of their assets are located in China. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors. Since the majority of our officers’ and directors’ residences are in China, it may make it difficult to enforce any judgments obtained from foreign courts against such persons.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Central District of California under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of California in the County of San Francisco under the securities laws of the State of California.

Ogier, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts in the Cayman Islands and the PRC, respectively, would (i) recognize or enforce judgments of courts of the United States based on certain civil liability provisions of the securities laws of the United States and (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which judgment has been given;

(c)	is final;

(d)	is not in respect taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Global Law Office has further advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish a sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

In addition, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Ordinary Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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CORPORATE HISTORY AND STRUCTURE

Corporate History

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, the majority of our operations are conducted through the VIE in China pursuant to contractual arrangements. Accordingly, when we refer to our business and operations, we are referring to the business of the VIE.

We are a pioneer technology company holding competitive advantages in the PRC in the development of secure, decentralized, distributed network solutions, employing both software and hardware to provide complete solutions for various industries and applications. We develop a variety of solutions relating to the need for secure, decentralized, distributed networks. A key function of our proprietary decentralized network technology is that it can be used to create and maintain unique networks, applicable in a variety of contexts to meet a multitude of business and market needs.

We commenced our commercial operations in 2017 in China. In the early stages of our establishment, we focused on building the overall technological framework to expedite the development process of the distributed network. From 2018 to 2019, we made breakthroughs in the technological framework, including the development of mobile deployment, peer-to-peer networking, and distributed storage. We also launched successive versions of our distributed network configuration tool software, including a demo version, internal test version, and public test version. In September 2021, we officially launched the Cloud Base Station Node Software, which marked a milestone in our business operations. Since 2021, we have begun generating revenue from software products developed based on distributed networks. In 2022, we obtained the national high-tech enterprise certification in China. In April 2023, we achieved the recognition as a specialized and sophisticated SME.

Our holding company Zerolimit Technology Holding Co. Ltd, or Zerolimit Cayman, was incorporated under the laws of the Cayman Islands on February 2, 2023 to facilitate off-shore financing activities, and our daily operations are conducted primarily through the VIE in China. On August 28, 2017, Zhenglian Technology (Shenzhen) Co., Ltd., or Zhenglian Shenzhen, the VIE, was incorporated pursuant to PRC laws. Zerolimit Technology Holding Co., Limited, or HK Zerolimit, our wholly-owned Hong Kong subsidiary, was established on March 13, 2023. Finally, on May 22, 2023, Zerolimit Holdings (Shenzhen) Co., Ltd was incorporated pursuant to PRC laws as a wholly foreign-owned enterprise, WFOE, and a wholly owned subsidiary of HK Zerolimit. WFOE has entered into a series of contractual arrangements with the VIE and its shareholders. As a result of our direct ownership in WFOE and the contractual arrangements with the VIE, we are considered the primary beneficiary of the VIE. The VIE Agreements by and between WFOE, the VIE and the VIE Shareholders are described in more detail below.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, and the VIE, as of the date of this prospectus:

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The shareholders of Zerolimit Technology Holding Co. Ltd. are as follows:

Shareholders	Number of Shares Held	Percentage Interest (%)
Zerolimit Digital Technology Limited (a)	36,505,000	73.01%
Zerolimit Excellence Limited (b)	5,500,000	11%
Zerolimit Power Limited (c)	5,500,000	11%
Zerolimit Virtue Limited (d)	2,495,000	4.99%
Total	50,000,000	100%

Beneficial owners of the above are as follows: (a) Guangqing Hu beneficially owns 100% of these shares on behalf of Zerolimit Digital Technology Limited; (b) Kai Hu beneficially owns 100% of these shares on behalf of Zerolimit Excellence Limited; (c) Jian Gang beneficially owns 100% of these shares on behalf of Zerolimit Power Limited; and (d) Baifen Le, beneficially owns 100% of these shares on behalf of Zerolimit Virtue Limited.

The VIE equity interest holders include ZeroLimit Digital Technology Co., Ltd, Kai Hu, Jian Gang and Baifen Le, which hold 73%, 11%, 11% and 5% of the equity interests in the VIE, respectively; ZeroLimit Digital Technology Co., Ltd equity interest holders include Guangqing Hu and Zerolimit Origin Technology (Shenzhen) Co., Ltd, which hold 10% and 90% of the equity interests in ZeroLimit Digital Technology Co., Ltd, respectively; Zerolimit Origin Technology (Shenzhen) Co., Ltd equity interest holders include Guangqing Hu and Kai Hu, who hold 90% and 10% of the equity interests in the Zerolimit Origin Technology (Shenzhen) Co., Ltd, respectively.

Arrangements between Onshore and Offshore Entities

Contracts or arrangements between the offshore and onshore companies are discussed below, including the manner in which the Company’s operates and the impact on its economic rights and ability to control its subsidiaries.

On May 24, 2023, the Company consummated a reorganization pursuant to which, WFOE, Zhenglian Shenzhen and Zhenglian Shenzhen’s shareholders entered into a series of contractual arrangements. Such agreements are described under “Corporate History and Structure — The VIE Agreements” as follows: (1) Zerolimit Cayman is a holding company with no business operations other than holding the shares in Zerolimit HK (2) Zerolimit HK is a pass-through entity with no business operations other than holding equity interest in WFOE and (3) WFOE is exclusively engaged in the business of managing the operations of Zhenglian Shenzhen. The Company controls Zhenglian Shenzhen through contractual agreements, which are described under “Corporate History and Structure — The VIE Agreements.”

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope registered at the Administration for Market Regulation or its local counterpart. As such, WFOE’s business scope is to primarily engage in business development, technology service, technology consulting, intellectual property service and business management consulting. Since the sole business of WFOE is to provide Zhenglian Shenzhen with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a consulting fee solely at WFOE’s discretion and can be the net income of Zhenglian Shenzhen, such business scope is necessary and appropriate under the PRC laws. Zhenglian Shenzhen, on the other hand, has been granted a business scope different from WFOE to enable it to provide distributed network technology solutions.

The VIE Agreements

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, the majority of our operations are conducted through the VIE in the PRC pursuant to the VIE Agreements. The VIE Agreements were entered into by and among WFOE, the VIE, and the VIE’s shareholders and include the following agreements: Powers of Attorney, Equity Interest Pledge Agreement, Exclusive Consulting and Services Agreement, Exclusive Option Agreement, and a Spousal Consent Letter. Due to the PRC legal restrictions on foreign ownership in certain internet-related businesses we may explore and operate in the future. We control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, and we consolidate the VIE for accounting purposes only because we met the conditions under U.S. GAAP to consolidate the VIE. Pursuant to the VIE Agreements, the VIE shall pay service fees in an amount equivalent to all of its net income to WFOE, while WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance, has the obligation to absorb the expected losses of the VIE, and has the right to receive substantially all of the economic benefits of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes and must consolidate the VIE.

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However, the VIE Agreements may not be as effective in providing operational control. For example, the VIE and the VIE Shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the VIE and the VIE Shareholders to perform their obligations under such contractual arrangements so that we can exercise operational control for accounting purposes. The VIE Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this prospectus. Such risks exist throughout the period in which we intend to operate certain portions of our business through contractual arrangements with the VIE in accordance with the VIE Agreements.

The following is a summary of the VIE Agreements.

Agreements that provide us and the PRC Subsidiaries with effective control over the VIE

Powers of Attorney. Under the Powers of Attorney, dated May 24, 2023, executed by each VIE Shareholder, accepted by WFOE and acknowledged by the VIE, each of the VIE Shareholder irrevocably authorized the WFOE’s designee, to (i) attend the shareholders’ meeting of the VIE and execute relevant shareholders’ resolutions on behalf of the VIE Shareholder, (ii) exercise all the VIE Shareholder’s right that the VIE Shareholder is entitled to under the PRC laws promulgated from time to time and the articles of association of the VIE amended from time to time, including but not limited to, shareholders’ rights to vote, sell, transfer, pledge or dispose of all or a portion of the equity interests in the VIE, (iii) appoint and elect, as the VIE Shareholder’s authorized representative, the legal representative, chairman of the board of directors, directors, supervisors, general managers and other senior managements, (iv) execute documents, meeting minutes and relevant filling documents in relation to the registration of the VIE kept by competent administrations of industry and commerce, and (v) exercise all voting rights on behalf of the VIE Shareholder when it is bankrupted. The powers of attorney will remain effective until the shareholders are no longer registered VIE Shareholders.

Equity Interest Pledge Agreement. On May 24, 2023, the VIE Shareholders and WFOE entered into an Equity Interest Pledge Agreement. Under this agreement, the VIE Shareholders pledged their equity interests in the VIE to WFOE to secure the performance of their obligations under the exclusive option agreement and the power of attorney, and the VIE’s payment obligations under the Exclusive Consulting and Services Agreement as described below. Without WFOE’s prior written consent, the VIE Shareholders shall not transfer the equity interests pledged thereunder or create any other pledge or encumbrance on such equity interests during the term of the equity interest pledge agreement. The equity interest pledge agreements remain effective unless otherwise terminated by WFOE in the event of material breach by the VIE, or terminated pursuant to other agreements entered into among all parties to the Equity Interest Pledge Agreement.

Agreement that allows us and the PRC Subsidiaries to receive economic benefits from the VIE

Exclusive Consulting and Services Agreement. On May 24, 2023, the VIE and WFOE entered into an exclusive service agreement (the “Exclusive Consulting and Services Agreement”), pursuant to which agreement WFOE will be the exclusive provider of services and support reasonably requested by the VIE, including enterprise management and training, the research and development of computer software, information system software and related products and the sale and marketing of computer software, information system software and related products. Without WFOE’s written consent, the VIE shall not accept any technology consulting and services covered by the Exclusive Consulting and Services Agreement from any third party. The VIE agrees to pay service fees to WFOE on annual basis. In the event that the VIE fails to pay the service fee and other expenses in accordance with this agreement, the VIE shall additionally pay liquidated damage in an amount representing 0.05% late payment per day to WFOE. The service fees include the compensation that WFOE shall be paid for the provision of consultancy and services. The VIE shall additionally pay liquidated damage in an amount representing 0.05% late payment per day to WFOE. The VIE’s relevant shareholders will pledge their equity interests in the VIE to WFOE to secure all service Fee, liquidated damages, actual expenses and indemnifications payable by the VIE under this agreement. The Exclusive Consulting and Services Agreement will remain effective indefinitely unless otherwise terminated by WFOE on such expiration date upon prior written notice or earlier terminated pursuant to other agreements entered into among all parties to the Exclusive Consulting and Services Agreement.

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Agreements that provide us and the PRC Subsidiaries with the option to purchase the equity interest in the VIE

Exclusive Option Agreement. On May 24, 2023, the VIE Shareholders, the VIE and WFOE entered into an exclusive option agreement (the “Exclusive Option Agreement), pursuant to which the VIE Shareholders and the VIE granted WFOE or its designees an irrevocable and exclusive right to purchase (i) all the equity held by the VIE Shareholders in the VIE for the amount in proportion to their respective contributions to the registered capital of the VIE, and (ii) all assets of the VIE for the net book value of the relevant assets. If the lowest price permitted under PRC law is higher than the corresponding capital contribution of the transfer equity and/or the net book value of the purchased assets, the VIE Shareholders and/or the VIE shall pay all the remaining of the excess amount to WFOE after deducting all the taxes and fees required by the applicable PRC Law. The Exclusive Option Agreement further provides that the VIE Shareholders shall not dispose of or encumber any of their equity interests in the VIE without the prior written consent of WFOE, and the VIE shall not dispose of or transfer any of its assets or income or distribute any dividends to the VIE Shareholders in any manner. The Exclusive Option Agreement remains effective unless otherwise terminated by WFOE or terminated pursuant to other agreements entered into among all parties to the Exclusive Option Agreement.

Spousal Consent. Pursuant to the Spousal Consent Letters dated May 24, 2023, the spouse of each applicable shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in the VIE held by them and registered in their names will be disposed of pursuant to the Exclusive Consulting and Services Agreement, the Exclusive Option Agreement, the Equity Interest Pledge Agreement and the Powers of Attorney described above and below. Each of the signing spouse agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that any spouse obtains any equity interest in such VIE held by such shareholder for any reason, he or she agreed to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of Global Law Office, our PRC legal counsel, the VIE Agreements are not in violation of any prohibitive provisions of the current applicable PRC Laws, however, the relevant PRC regulatory authorities have broad discretion in determining whether the VIE structure violates PRC laws. Accordingly, the PRC regulatory authorities may take a view that is contrary to, or otherwise different from, the above opinion of our PRC legal counsel.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a forward split of our Ordinary Shares at a ratio of 10,000:1 share and additional share issuances to our existing shareholders approved by our shareholders and Board of Directors on February 19, 2024.

Overview

Our mission is driving continuous advancement in internet technology. We dedicated to providing a comprehensive solution for global users in the transition to the new generation of the internet. Our distributed network infrastructure software products enable users to efficiently set up distributed networks or migrate existing centralized applications to distributed networks. We not only offer efficient network infrastructure tools but also provides complementary software development kits for decentralized applications. The development tools facilitate the entire process of decentralized application development, including coding, debugging, testing, and deployment, within an integrated environment.

Our revenue comes from Zhenglian Shenzhen’s (the VIE’s) software licensing and related services. For the fiscal years ended September 30, 2024 and 2023, our net revenue, mainly generated from software sales and related service, was $5,906,162 and $5,680,667 respectively, and net income was $2,711,275 and $2,522,852 respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

•	Our expertise in the development of distributed network infrastructure software products, combined with independent research and development capabilities;

•	Ownership of most of the intellectual property and accumulation of valuable know-how through our investment in research of such technologies;

Key Factors Affecting Our Operating Results

Our results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

•

Competitiveness and Continued Expansion of Products –Our competitive position may be influenced by factors such as the scope of our software products, the quality of our solutions, and our ability to meet customers' business needs. We would evaluate the launch of new software products and the related revenue generated from the new launch of software products since the launch of new products would be an important way for us to maintain and boost business with customers. We believe that our proprietary technologies and research and development capabilities would enable us to develop products tailored to our customers, help us to retain and grow business with existing customers and attract new ones.

In March 2023, we successfully developed four decentralized application software products: Distributed Domain Name Software, Distributed Cloud Disk Software, Huashengren (E-commerce) Software, and Rushu Jiazhen (Digital Collection) Software. During the same month, we launched Smart Metaverse Box, an embedded integrated hardware and software device designed for ordinary household users. Since 2024, we have also been delivering Enterprise Data Base Station Node Software and Hardware, a device capable of running multiple nodes and designed for enterprise users. These new products have expanded customer usage scenarios and broadened our revenue sources.

For the fiscal years ended September 30, 2024 and 2023, we generated $122,853 and $778,164 in revenue from the new products, accounting for 2.1% and 13.7% of total revenue during the year. Moving forward, we plan to roll out an expanded product portfolio, including but not limited to upgraded Enterprise Data Base Station and other decentralized application software, to meet diverse customer demands and preferences. However, if we are unable to keep up with product development or innovation, we may struggle to attract new customers or effectively expand our business.

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•

Investment in Research and Development – We consistently invest in research and development (R&D), recognizing its crucial role in driving our business growth and maintaining our competitive edge. The VIE’s ability to design and develop new or enhanced technologies significantly impacts our business, operational results, financial condition, and profitability.

As we expand our industry and service area expertise, we plan to leverage the knowledge accumulated from years of operation and substantial R&D investment to address business-specific needs more effectively. Since the R&D efficiency would be an important factor that would impact our business operation and expansion, we closely monitor our R&D activities by evaluating the outcome of R&D through indicators such as the capitalization of R&D for each period and our R&D input by R&D expense for each period. Another indicator also include the number of intellectual property (IP) portfolio, such as the patent right and software copyright granted by authorization.

For the fiscal years ended September 30, 2024 and 2023, we capitalized $12,210 and $593,670 of R&D expenditure, respectively, and incurred R&D expenses of $47,909 and $124,100, respectively.

Our resource allocation towards innovation has bolstered our intellectual property (IP) portfolio. In the fiscal year ended September 30, 2024, we were granted 2 new patents and 4 software copyrights, as compared to 4 new patents and 6 software copyrights for the fiscal year ended September 30, 2023. Owning a comprehensive set of IP rights is crucial for maintaining our technological competitiveness in the industry.

•

New Customer Acquisition – Our operating results and growth prospects depend significantly on our ability to attract new customers. We are highly focused on expanding our customer base and are continuously enhancing our sales and marketing efforts to educate potential customers about our technologies and encourage them to try our products. The key indicator for our new customer acquisition ability generally includes the actual number of new customers acquired and the related customer acquisition cost. The more numbers of new customers acquired with a relatively lower customer acquisition cost, the higher efficiency of our new customer acquisition ability.

To strengthen the network effects of our services and boost our brand awareness, we aim to acquire new customers rapidly and at a low acquisition cost. In the fiscal years ended September 30, 2024 and 2023, we acquired 19 and 17 new customers, respectively. The Customer Acquisition Cost (CAC), calculated as total sales and marketing expenses divided by the number of new customers acquired during the period, stood at $30,232 and $34,194 for the fiscal years ended September 30, 2024 and 2023, respectively.

Additionally, we aim to continually improve the breadth and quality of our platform and products while enhancing our brand recognition. This strategy will enable us to capture additional market share, optimize the pricing of our products and services, and reach customers across a wider range of verticals and use cases.

•	Strategic Investment and Acquisitions –We plan to pursue strategic acquisitions and investments in selected technologies and businesses within the distributed technology industry to enhance our technological capabilities. We believe that a robust acquisition and investment strategy is crucial for accelerating our growth and strengthening our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments is likely to impact our operating results over time.

•	Regulatory Environment – All of our customers are based in the PRC. As such, we need to make efforts and incur costs to ensure the compliance with the existing laws and regulations that are material to our business and operations, and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations. See “Risk Factors—Risks Relating to Our Business and Industry—We are subject to risks associated with legal, political or other conditions or developments regarding decentralized distributed technology, which could negatively affect our business, results of operation and financial position.”

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Results of Operations

For the Fiscal Years Ended September 30, 2024 and 2023

The following table summarizes the results of our operations for the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended
	September 30		Variance
	2024	2023	Amount	Percentage
Revenue
Software - Perpetual License	5,471,793	3,572,917	1,898,876	53%
Software - Perpetual License with related parties	–	1,472,704	(1,472,704)	(100%	)
Sub-total Software - Perpetual License	5,471,793	5,045,621	426,172	8%
Software- Term License	–	40,124	(40,124)	(100%	)
Software- Term License with related parties	434,369	594,922	(160,553)	(27%	)
Sub-total Software- Term License	434,369	635,046	(200,677)	(32%	)
Total Revenue	5,906,162	5,680,667	225,495	4%
Cost of revenues	1,525,402	1,493,303	32,099	2%
Gross profit	4,380,760	4,187,364	193,396	5%

Operating expenses:
Selling and marketing expenses	574,417	581,299	(6,882)	(1%	)
General and administrative expenses	1,260,104	1,282,391	(22,287)	(2%	)
Research and development expenses	47,909	124,100	(76,191)	(61%	)
Total Operating expenses	1,882,430	1,987,790	(105,360)	(5%	)

Operating income	2,498,330	2,199,574	298,756	14%

Other income (expense)
Government subsidies	450,450	534,410	(83,960)	(16%	)
Other income (expense)	–	17,042	(17,042)	(100%	)
Interest income (expense), net	(10,151)	29,694	(39,845)	(134%	)
Total Other income, net	440,299	581,146	(140,847)	(24%	)

Income before income taxes	2,938,629	2,780,720	157,909	6%
Income tax expenses (benefit)	227,354	257,868	(30,514)	(12%	)

Net income	2,711,275	2,522,852	188,423	7%

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Revenues

The following table presents revenue disaggregation by software products for the fiscal years ended September 30, 2024 and 2023, respectively.

	For the Fiscal years ended September 30,
Revenue disaggregation by software products	2024		2023
Cloud Data Base Station Node Software	$5,311,916	89.90%	$4,902,503	86.30%
Enterprise Data Base Station Node Software and Hardware	122,853	2.10%	–	–
Smart Metaverse Box	37,024	0.60%	143,118	2.52%
Decentralization Application Software	434,369	7.40%	635,046	11.18%
Total	$5,906,162	100.00%	$5,680,667	100.00%

Revenue increased by $225,495 or 4%, to $5,906,162 for the fiscal year ended September 30, 2024 from $5,680,667 for the fiscal year ended September 30, 2023. Despite the decrease of sales for Smart Metaverse Box and Decentralization Application Software, the increase in revenues in 2024 was primarily due to the increase of sales in Cloud Data Base Station Node Software and the launch of the new product of Enterprise Data Base Station Node Software and Hardware.

Cost of revenues

The following table presents cost of revenues by cost categories for the fiscal years ended September 30, 2024 and 2023, respectively.

	For the Fiscal Years Ended September 30,		Variance
Cost Category	2024	2023	Amount	Percent
Software operation and maintenance costs	$1,092,686	$1,070,843	$21,843	2.04%
Enterprise Data Base Station Node Software and Hardware	26,292	–	26,292	–
Hardware costs	4,291	66,656	(62,365)	(93.56%	)
IDC service fee	59,713	103,658	(43,945)	(42.39%	)
Equipment Depreciation	131,021	131,457	(436)	(0.33%	)
Intangible Assets Amortization	174,693	79,283	95,410	120.34%
Sales taxes and surcharges	36,706	41,406	(4,700)	(11.35%	)
Total Cost of Sales	$1,525,402	$1,493,303	$32,099	2.15%
Gross Profit	$4,380,760	$4,187,364	$193,396	4.62%
Gross Margin %	74%	74%

Cost of revenues increased by $32,099 or 2.15%, to $1,525,402 for the fiscal year ended September 30, 2024 from $1,493,303 for the fiscal year ended September 30, 2023. The increase in cost of revenues was partly due to increase of intangible assets amortization.

Our gross profit increased by $193,396, or 4.62%, to $4,380,760 for the fiscal year ended September 30, 2024 from $4,187,364 for the fiscal year ended September 30, 2023. Overall gross profit margin kept stable at 74% for the fiscal year ended September 30, 2024 as compared to 74% for the fiscal year ended September 30, 2023.

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Operating expenses

	For the Fiscal Years Ended
	September 30,		Variance
	2024	2023	Amount	Percentage
Operating expenses:
Selling and marketing expenses	$574,417	$581,299	$(6,882)	(1%	)
General and administrative expenses	1,260,104	1,282,391	(22,287)	(2%	)
Research and development expenses	47,909	124,100	(76,191)	(61%	)
Total operating expenses	$1,882,430	$1,987,790	$(105,360)	(5%	)

Selling and marketing expenses

The following table presents selling and marketing expenses for the fiscal years ended September 30, 2024 and 2023, respectively.

	For the Fiscal Years Ended September 30,		Variance
	2024	2023	Amount	Percent
Salary Costs	$329,371	$426,138	$(96,767)	(23%	)
Office expenses	278	7,803	(7,525)	(96%	)
Entertainment expense	5,658	11,291	(5,633)	(50%	)
Travel Expense	2,538	3,564	(1,026)	(29%	)
Business publicity expense	236,572	132,503	104,069	79%
Total Selling and marketing expense	$574,417	$581,299	$(6,882)	(1%	)

Selling and marketing expenses decreased by $6,882, or 1%, to $574,417 for the fiscal year ended September 30, 2024 as compared to $581,299 for the fiscal year ended September 30, 2023. On the one hand, we have made appropriate optimizations and reductions in personnel and office expenses; on the other hand, we have increased our expense in business publicity to generate more revenue through promotion.

General and administrative expenses

The following table presents general and administrative expenses for the fiscal years ended September 30, 2024 and 2023, respectively.

	For the Fiscal Years Ended September 30,		Variance
	2024	2023	Amount	Percent
Salary Costs	$460,275	$361,726	$98,549	27%
Entertainment expense	36,843	20,747	16,096	78%
Office expenses	33,339	62,249	(28,910)	(46%	)
Provision for credit loss	62,686	157,657	(94,971)	(60%	)
Travel Expense	8,266	6,879	1,387	20%
Depreciation of fixed assets	71,067	16,042	55,025	343%
Professional services	54,984	118,958	(63,974)	(54%	)
Rental Cost	482,554	492,886	(10,332)	(2%	)
Property management fee	47,706	42,742	4,964	12%
Communication expense	2,384	2,505	(121)	(5%	)
Total General and administrative expenses	$1,260,104	$1,282,391	$(22,287)	(2%	)

General and administrative (“G&A”) expenses decreased by $22,287 or 2%, to $1,260,104 for the fiscal year ended September 30, 2024 as compared to $1,282,391 for the fiscal year ended September 30, 2023. The decrease was primarily due to the decrease of provision for credit loss, and professional services.

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Research and development expenses

Our research and development (R&D) expenses were $47,909 and $124,100 for the fiscal years ended September 30, 2024 and 2023, respectively. Our R&D expenses are all costs associated with the research and development of our potential new software or service offerings, as well as improvements in existing software. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred on an ongoing basis. There were no material changes in our R&D expenses on a year-over-year basis.

Other income (expenses)

Other income was $440,299 and $581,146 for the fiscal years ended September 30, 2024 and 2023, respectively, which consisted primarily of VAT refund received for sales of software.

Provision for income tax

For the fiscal years ended September 30, 2024 and 2023, we made a current income tax provision of $235,195 and $277,576, respectively. For the fiscal years ended September 30, 2024 and 2023, we recorded a deferred tax credit of $7,841 and $19,708, respectively.

Net income

As a result of the foregoing, we recorded net income of $2,711,275 and $2,522,852 in the fiscal years ended September 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances and cash flows from our operating activities, capital contribution from shareholders and loan from related parties and banks. We received proceeds from short-term bank loan of $694,028 and $425,332 for the fiscal years ended September 30, 2024 and 2023, respectively. We made a repayment of short-term bank loan of $416,417 for the fiscal year ended September 30, 2024. We received a capital contribution from our shareholders of nil and $238,113 for the fiscal years ended September 30, 2024 and 2023, respectively. We received a loan from related parties of $13,881 and $1,458,321 for the fiscal years ended September 30, 2024 and 2023, respectively. We made a prepayment of loan from related parties of $13,881 and $663,669 for the fiscal years ended September 30, 2024 and 2023, respectively.

As of September 30, 2024, we had cash and cash equivalents of $105,706.

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We believe that our current levels of cash, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources, due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

In utilizing the proceeds that we expect to receive from this offering, we may make capital contributions to our PRC subsidiaries, acquire or establish new subsidiaries, or give loans to our subsidiaries. However, use of the proceeds by our PRC subsidiaries are subject to PRC regulations.

Our operations are primarily based in China. A significant portion of our transactions are settled in Renminbi and our financial statements are presented in U.S. dollars. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. The ability of our PRC subsidiaries to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. The following table sets forth a summary of our cash flows for the periods indicated:

Cash Flow Summary

For the Fiscal Years Ended September 30, 2024 and 2023

The following summarizes the key components of our cash flows for the fiscal years ended September 30, 2024 and 2023:

	For the Fiscal Years Ended
	September 30,
	2024	2023
Net cash used in operating activities	$(1,825,252)	$(1,393,210)
Net cash used in investing activities	(12,210)	(629,922)
Net cash provided by financing activities	277,611	1,458,097
Effect of exchange rate changes on cash and cash equivalents	23,634	(42,894)
Net decrease in cash and cash equivalents	(1,536,217)	(607,929
Cash and cash equivalents, beginning of period	1,641,923	2,249,852
Cash and cash equivalents, end of period	$105,706	$1,641,923

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Net cash used in operating activities for the fiscal year ended September 30, 2024 was $1,825,252, which was primarily attributable to a net income of $2,711,275, adjusted for non-cash items for $885,823 and adjustments for changes in working capital of $5,422,350. The adjustments for changes in working capital mainly included:

(i)	increase in payments of Pre-IPO expenses of $237,797 during the fiscal year ended September 30, 2024.

(ii)	increase in prepayments of $2,182,082 to retain various marketing and promotion activities after the company began the IPO process.

(iii)	increase in accounts receivable of $3,148,563 from Zhenglian Shenzhen’s customers’ credit sales during the fiscal year ended September 30, 2024.

(iv)	decrease in operating lease liabilities of $446,396 as the company pays operating lease payments during the year.

Net cash used in operating activities for the fiscal year ended September 30, 2023 was $1,393,210, which was primarily attributable to a net income of $2,522,852, adjusted for non-cash items for $859,846 and adjustments for changes in working capital of $4,775,908. The adjustments for changes in working capital mainly included:

(i)	increase in payments of Pre-IPO expenses of $1,913,653 during the fiscal year ended September 30, 2023.

(ii)	increase in prepayments of $1,997,587 to retain various marketing and promotion activities after the company successfully launch its IPO.

(iii)	increase in accounts receivable of $305,708 from Zhenglian Shenzhen’s customers’ credit sales during the fiscal year ended September 30, 2023.

(iv)	decrease in operating lease liabilities of $422,663 as the company pays operating lease payments during the year.

Investing Activities:

Net cash used in investing activities was approximately $12,210 for the fiscal year ended September 30, 2024, attributable to the payments related to intangible assets from our ongoing research and development efforts.

Net cash used in investing activities was approximately $629,922 for the fiscal year ended September 30, 2023, primarily attributable to the payments related to intangible assets from our ongoing research and development efforts in the amount of approximately $593,670 and payments made to acquire office equipment in the amount of $36,252.

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Financing Activities:

Net cash provided by financing activities was $277,611 and $1,458,097 for the fiscal year ended September 30, 2024 and 2023, respectively, mainly attributable to the below:

(i)	Proceeds from short-term bank loan were $694,028 and 425,332 for the fiscal years ended September 30, 2024 and 2023, respectively. Repayment of short-term bank loans were $416,417 and nil for the fiscal years ended September 30, 2024 and 2023, respectively.

(ii)	Proceeds from investors were nil and $238,113 for the fiscal years ended September 30, 2024 and 2023, respectively.

(iii)	Loan received from related parties were $13,881 and $1,458,321 and loan repayment to related parties were $13,881 and $663,669 for the fiscal years ended September 30, 2024 and 2023, respectively.

Based on current operating plan, our management believes that the Company will be able to meet future liquidity and capital requirement for at least next twelve months from the date of the issuance of the audited financial statements.

Disclosure of Contractual Obligations

There are no material contractual obligations as of September 30, 2024, and 2023, except for the operating lease commitment. See “— Commitment.”

Capital Expenditures on Intangible Assets

Our capital expenditures consist primarily of expenditures in the development of software as a result of our continued technological improvement on our products. Our capital expenditures for intangible assets amounted to $12,210 and $593,670 for the fiscal year ended September 30, 2024 and 2023, respectively.

We follow Financial Accounting Standards Board (FASB) ASC 985 to account for software development costs incurred for external use software. ASC985 requires all development costs to establish the technological feasibility of external-use software to be expensed as incurred. Development costs incurred after establishing technological feasibility to produce the ‘product master’, referred to as ‘production costs’, are capitalized to the extent recoverable by the net realizable value of the software product until the product is available for general release.

Our development projects for the fiscal years ended September 30, 2024 and 2023 are listed as below.

	Name of Intangible Assets	Type	Date of Feasibility Study Report	Date reached technological feasibility	Total Cost to be capitalized as Intangible Assets
					For year ended September 30, 2024	For year ended September 30, 2023

1	Rushujiazhen	Licensed software	October 1, 2021	December 1, 2021	-	202,084
2	Distributed cloud disk	Licensed software	September 6, 2021	December 1, 2021	-	78,339
3	Metaverse Box - Streaming Media Services App	Licensed software	July 1, 2021	October 8, 2021	-	67,122
4	Metaverse Box	Licensed software	July 1, 2021	October 8, 2021	-	152,305
5	Enterprise data base station node software	Licensed software	December 1, 2022	January 3, 2023	12,210	93,820
	Total				$12,210	$593,670

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The Company had a system of capitalization of development costs. The project team conduct a set of procedures including technical feasibility analysis, demand analysis, construction period assessment and project budget to propose a project to be set as a research and development project. A project proposal, including project summary, technical background and development, market conditions, technological prospects and development plan, is reviewed and assessed by the management. Once the project is identified, Project Design Manual will be prepared. After all the above are completed, it will be regarded as the project has reached the technological feasibility and from this stage, the expenditures of the project start to be capitalized.

Off-balance Sheet Commitments and Arrangements

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal year ended September 30, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Commitments

The following table sets forth our operating lease contractual obligations as of September 30, 2024:

Year ending September 30,
2025	$533,255
2026	559,912
2027	141,664
Thereafter	–
Total minimum lease payments	$1,234,831

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Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Zhenglian Shenzhen has a contract dispute with one of its previous suppliers, Shenzhen Youwei Communication Technology Co., Ltd. (“Youwei”). Zhenglian Shenzhen sued Youwei on March 23, 2023 in connection with a cooperative purchasing agreement and a relevant supplementary agreement (the “Youwei Purchase Agreements”) between Youwei and Zhenglian Shenzhen in Shenzhen Qianhai Cooperation Zone People’s Court (“Qianhai Court”). Zhenglian Shenzhen claimed that Youwei failed to provide Zhenglian Shenzhen with the customized mobile phones that meet the Zhenglian Shenzhen’s requirements in accordance with the Youwei Purchase Agreements. Zhenglian Shenzhen has claimed total compensation of approximately $1.1 million. In June of 2023, Youwei filed a counterclaim against Zhenglian Shenzhen. As of September 30, 2024, the case was still pending for the court’s judgement. We do not believe this legal proceeding will have any material adverse effect on our operation in China. As of September 30, 2024, the Company was not aware of any other litigation or lawsuits against it.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, the allowance for credit losses of accounts receivable, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

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Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended September 30, 2024 and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from software licensing and providing related services through its distribution network. The distributors are considered as customers.

The Company typically enter into purchase agreements with its distributors, which specify the cooperation scope, payment terms, rights and obligations of both parties, restrictive covenants, delivery terms, refunds or replacements, breach and termination, and dispute resolutions. The distributors make payment to the Company in accordance with the agreed-upon terms. After the payment has been received from the distributors, software products are delivered in accordance with the contractual obligations in the purchase agreements to the distributors through an activation code. After delivery of the software product, the Company works together with distributors to provide after-sales support and maintenance services. Revenue recognition policies for each type of revenue stream are as follow:

Software Perpetual License

The Company derives its software perpetual license revenue by selling software perpetual license and providing related services based on customers’ order. There are two performance obligations. Software license and related pre-installation debugging service is considered one performance obligation. Usually the physical possession of the software is transferred to the Customers immediately upon the delivery of software and the activation code. The activation codes are matched to debugged software only, so the debugging is not separable from the fulfillment of software license. Post-contract consulting (PCS), technical support and upgrade services are collectively considered as another performance obligation as these services are provided to customers on within 1 year of the transfer of software licenses. The transaction price is predetermined according to the contract price. Generally, the credit term is within three months. There is no other obligation in our contracts, such as return, refund or warranties. Software perpetual license and pre-installation debugging service revenue is recognized when control of the software is transferred to the distributors (i.e., when our performance obligation is satisfied at a point in time), which typically occurs immediately after delivery and installation is completed. Revenue derived from PCS service, technical support service and upgrade service are recognized over the contract period as these services are provided over the contract period and the performance obligation are satisfied over the contract period. Revenue derived from PCS service, technical support service and upgrade service are not material.

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Software Term License

The Company derives its software term license revenue by authorizing software license and providing related technical support services within the contract period. For customer contracts that contain license and technical support services that are not considered distinct, both the license and technical support services are determined to be a single performance obligation and the revenue is recognized over time based upon the Company's efforts to satisfy the performance obligation.

Standalone Selling Price Estimate

The company allocated the contract price to both the software products and the service elements. The Company do not sell its installation service, post-contract consulting and training service, technical support service and upgrade service separately from its software license contract, so the price is not readily available. However there are independent 3rd party engineers who provide similar services in the open market and the service prices are readily available in the market. The company applies adjusted market assessment approach to estimate the standalone selling price for each service. The price for software product is the total selling price deducted by the allocated amount to installation service, post-contract consulting and training service, technical support service and software upgrade service. There is no variable consideration for the contract price.  Revenue derived from PCS service, technical support service and upgrade service are not material.

Principal and Agent Considerations

GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). The company controls the software and the service before it transfers to the customer. The company is a principal as it is primarily responsible for fulfilling the promise to provide the specified software and services. Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of September 30, 2024 and 2023.

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Contract balance

When a revenue contract has been performed, the Company presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Company’s performance and the customer’s payment. The contract assets consist of accounts receivable and deferred cost. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Deferred cost is deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers.

The contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Company’s revenue recognition criteria are met. For the fiscal years ended September 30, 2024 and 2023, the contract liabilities at the beginning of the reporting period, which amounted to $287,369 and $5,909,534 respectively, have been recognized as revenue during the years. The Company’s contract liability amounted to $420,756 and $363,433 as of September 30, 2024 and 2023, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

Disaggregated information of revenues

For the Fiscal Years Ended September 30, 2024 and 2023

The following table presents revenue disaggregation by revenue stream for the fiscal years ended September 30, 2024 and 2023:

	Fiscal Years Ended September 30,
Revenue disaggregation	2024	2023
Software Perpetual License and related services	$5,471,793	$5,045,621
Software Term License and related services	434,369	635,046
Total revenues	$5,906,162	$5,680,667

The following table presents revenue disaggregation by software products for the fiscal years ended September 30, 2024 and 2023, respectively.

	Fiscal years ended September 30,
Revenue disaggregation by software products	2024	2023
Cloud Data Base Station Node Software	$5,311,916	$4,902,503
Enterprise Data Base Station Node Software and Hardware	122,853	–
Smart Metaverse Box	37,024	143,118
Decentralization Application Software	434,369	635,046
Total	$5,906,162	$5,680,667

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands.

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The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019, and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have an assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008, and was last amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to the PRC EIT at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries to be a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the applicable overseas subsidiaries, as the case may be, would be subject to the PRC EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are nonresident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed to be a PRC resident enterprise, dividends paid on our Ordinary Shares, and any gain realized from the transfer of our Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation.

Furthermore, if we are deemed to be a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered to be a PRC resident enterprise, it is unclear whether holders of the Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

In April 2018, the Ministry of Finance, or MOF, and State Administration of Taxation, or SAT, jointly promulgated the Circular of the MOF and the SAT on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales or imports of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively; and (ii) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate was adjusted to 16%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019, where (i) for VAT taxable sales or imports of goods originally subject to VAT rates of 16%, such tax rates shall be adjusted to 13%; (ii) for exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

We are also subject to VAT at a rate of approximately 13% on the software Zhenglian Shenzhen sell to its customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Any significant revaluation of the Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable, in U.S. dollars.

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RMB is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the short-term and long-term borrowings we have entered with a bank. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we have now or in the future.

Inflation Risk

Our costs and expenses may also be affected by China’s inflation level. Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9% 2.0% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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BUSINESS

We conduct our business and operations in China through the VIE. The following description of our business is a description of the business of the VIE. For avoidance of doubt, all references in this section to the terms “our,” “us,” “we,” or “Company” refer to the VIE. See “Corporate History and Structure — The VIE Agreements” for a summary of the contractual arrangements and “Risk Factors — Risks Related to Our Corporate Structure” for certain risks related to the contractual arrangements.

Background

As the internet continues to develop, we believe certain problems with the traditional and current networks (which can informally be referred to as Web 2.0) will become more and more pronounced. Among them are: (1) security concerns; (2) centralization concerns, for example, certain companies have full control over personal data stored on their centralized servers; and (3) resource limitation concerns, for instance, as virtual or augmented reality and AI (and other technologies loosely considered to be a part of Web3) become more ubiquitous, the processing power, bandwidth, and storage resources required for such data increases, and consequently, companies and individuals find themselves requiring newer and more advanced equipment to keep up with the increasing resource demands. We believe that we offer solutions to the limitations of traditional networks. Secure, decentralized distributed networks can be created at relatively little cost, whereby a company or individual can have at their disposal sufficient processing power, bandwidth, and storage necessary to meet the increased demands of the next generation of the internet which some have coined “Web3” through the secure sharing of resources across the decentralized network. Web3 is built on the concepts of decentralization, openness, and user-control of data, shifting away from centralization in the current Web 2.0 landscape by leveraging technologies such as distributed networks, encryption algorithms, and blockchain.

Our Mission

Driving continuous advancement in internet technology.

Overview

We are a company incorporated in China, dedicated to providing a comprehensive solution for global users in the transition to the new generation of the internet. Our distributed network infrastructure software products enable users to efficiently set up distributed networks or migrate existing centralized applications to distributed networks.

As the internet continues to develop, we believe certain problems with the traditional and current networks (which can informally be referred to as Web 2.0) will become more and more pronounced. Among them are: (1) security concerns; (2) centralization concerns, for example, certain companies have full control over personal data stored on their centralized servers; and (3) resource limitation concerns, for example, as virtual or augmented reality and AI become more ubiquitous, the processing power, bandwidth, and storage resources required for such data increases, and consequently, there is an increase in the demand for processing power, bandwidth, and storage resources for the data associated with these technologies.

Therefore, companies and individuals find the need to upgrade to more advanced equipment to meet the continually increasing demands for resources. We believe that distributed networks can address the limitations of traditional networks. Leveraging secure and decentralized distributed technologies, with relatively modest infrastructure investment, companies or individuals can obtain sufficient processing power, bandwidth, and storage resources at a comparatively lower cost. This allows them to meet the growing demands of the next generation internet.

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Our network infrastructure software products can build a unique proprietary distributed network that can be easily deployed across a multitude of devices, from servers to personal computers, tablets, and mobile phones (meeting the minimum hardware requirements). These devices can simultaneously serve as nodes on the distributed network. Deployment is typically achieved by simply running a software installation package on hardware that meets the specified configuration. Security is ensured through innovative authentication methods, utilizing public and private key pairs, along with other relevant security measures.

In order to propel the development of distributed networks and encourage more developers or network platform operators to engage in the utilization of decentralized applications, we not only offer efficient network infrastructure tools but also provides complementary software development kits for decentralized applications. The development tools facilitate the entire process of decentralized application development, including coding, debugging, testing, and deployment, within an integrated environment.

Our goal is to become a leading provider of distributed network solutions. We hope to continue to increase our investment in the research and development of distributed networks and to continuously educate and spread awareness of the solutions we can provide to the issues encountered by both traditional and current networks. Additionally, we will enhance the commercial value delivered to our end-users through our dealer channel network. We believe that by leveraging our proprietary technology, research and development capabilities, and accumulating valuable expertise through investments in relevant technological research, we can maintain a competitive advantage in the industry.

We aim to stay up-to-date on technical innovations by maintaining a large talent pool and will continue to invest in research and development to upgrade our software solutions. In 2022, we obtained the national high-tech enterprise certification in China. As of September 30, 2024 and 2023, our research and development team consisted of 23 and 31 researchers, programmers, and engineers, accounting for approximately 55% and 57% of the total number of employees, respectively.

We historically derived our revenue mainly from software product sales through distributors and related post-contract services. As of September 30, 2024 and 2023, we had 35 and 28 distributors in China, respectively. We consider these distributors to be our customers. Through our distribution network channel penetration, sales have extended to cover 9 provinces and 11 municipalities in China as of September 30, 2024 and 2023, respectively.

We capitalized $0.012 million and $0.59 million of research and development expenditure for the fiscal years ended September 30, 2024 and 2023, respectively. We also incurred research and development expenses of $0.047 million and $0.12 million for the fiscal years ended September 30, 2024 and 2023, respectively. Our allocation of resources towards innovation has fostered our growth, as a combined company including the VIE and our subsidiaries. For the fiscal years ended September 30, 2024 and 2023, total revenue reached approximately $5.91 million and $5.68 million, respectively, and net income was approximately $2.71 million and $2.52 million, respectively.

Our Technology Advantages

We place a significant emphasis on the innovation and research and development of the underlying infrastructure of the next generation of the internet. Through continuous investment, we have achieved outstanding results, including obtaining the national high-tech enterprise certification and the specialized and sophisticated small and medium sized enterprise (“SME”) recognition, and securing and Medium-sized Enterprises Service Bureau, and securing 2 registered trademarks, 38 registered computer software copyrights, 11 registered patents and 1 license in China as of September 30, 2024.

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Based on our software component tools, the distributed network we construct can achieve functionalities such as distributed storage, peer-to-peer transmission, consensus mechanisms, and cryptographic algorithms. The independently developed Zerolimit Virtual Routing Protocol (‘ZVR Protocol’) enables distributed networking from a small-scale to an extremely large-scale node count, facilitating rapid node allocation and resource location in distributed computing and storage. By incorporating digital signature algorithms resistant to quantum computing attacks, our distributed network achieves scalability, reliability, efficiency and security:

Scalability: The distributed network can accommodate more users and data by increasing the number of nodes. This means that as demand grows, more nodes can be added to expand the network’s capacity and processing power. This ability for horizontal scalability ensures that the network can handle high traffic, adapt to a growing user base, while maintaining stability and performance.

Reliability: The distributed network can improve reliability by distributing data and tasks across multiple nodes. Even if one node fails or becomes unavailable, other nodes can continue to operate, ensuring uninterrupted service. This backup mechanism reduces the risk of a single point of failure and provides a relatively reliable network service.

Efficiency: In the distributed network, the processing of data transitions from centralized to distributed, with multiple nodes across the network handling the storage and computational requirements of a single node. All nodes can both generate and process data simultaneously. Data generation and processing occur concurrently, and this concurrency scales with the number of nodes. As the number of nodes increases, and the network expands, the overall processing capacity of the entire network continually strengthens.

Security: Our patented technologies ensure that data managed by the distributed network is secure and tamper-proof. Using a large integer hash and an improved one-time signature scheme of multiple trapdoor permutations with permanent and dynamic private keys that are secure against key leaks, the innovative digital signature algorithm is designed to withstand attacks from quantum computers. Each piece of data is sliced into multiple parts and distributed for storage across various nodes, and it can be encrypted to allow access only with authorization. Due to the redundant backup nature of nodes, the abnormality or attack on some nodes will not impact the system’s operation.

Our Products

Our primary products encompass Cloud Data Base Station Node Software and other software products and complementary solutions designed for constructing distributed networks. We believe that with our products, end-users from diverse industries can efficiently establish the distributed networks they require and develop the decentralized applications they need based on these distributed networks.

We offer four different software products and related complementary solutions to assist end-users in the commercial deployment of distributed networks during the fiscal years ended September 30, 2024 and 2023:

1. Cloud Data Base Station Node Software

Cloud Data Base Station Node Software is a basic component tool for building distributed application networks. It is a software package that effectively allows devices to become nodes on the distributed network. It is considered as a prime building block that can be used in multiple programs to perform a specific task or function and can also be integrated with other software products we have developed or will develop. Each cloud data station node is equivalent to an underlying server that provides general-purpose storage and computing capabilities, enabling users to engage in the development of related distributed networks.

During the fiscal years ended September 30, 2024 and 2023, we derived approximately 89.90% and 86.27% of our revenue from this product, respectively.

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2. Smart Metaverse Box

Smart Metaverse Box went on sale in April 2023. It is an embedded integrated hardware and software device designed for ordinary household users, serving as a distributed lightweight node within the home. As a crucial node in the distributed application network, it contributes computing power, storage, and bandwidth to the entire distributed network.

During the fiscal year ended September 30, 2024 and 2023, we derived approximately 0.60% and 2.52% of our revenue from this product, respectively.

3. Decentralization Application Software

Several Decentralization Application Software tools were developed based on our Company’s independent networking software and development software tools. After the customer purchases the right to use the tools, they can be deployed on to the customer's distributed network to meet the various needs of end users. Decentralization Application Software includes distributed domain name software, distributed cloud disk software, Huashengren (e-commerce) software, and Rushu Jiazhen (digital collection) software.

During the fiscal year ended September 30, 2024 and 2023, we derived approximately 7.40% and 11.18% of our revenue from this product line, respectively.

4. Enterprise Data Base Station Node Software and Hardware

Enterprise Data Base Station Node Software and Hardware is a device capable of running multiple nodes and designed for enterprise users, combining the functionality of server. It is a critical facility for distributing and miniaturizing traditional large data centers, as it can be flexibly deployed in general office environments without requiring significant upfront infrastructure investment. It serves as the initial networking tool for carrying local distributed digital applications.

During the fiscal years ended September 30, 2024 and 2023, we derived approximately 2.10% and nil of the revenue from this product, respectively.

The following table sets forth our revenue breakdown by type of products for the related periods indicated:

	For the fiscal years ended September, 30
Net Revenue	2024		2023
Cloud Data Base Station Node Software	$5,311,916	89.90%	$4,902,503	86.30%
Enterprise Data Base Station Node Software and Hardware	122,853	2.10%	–	–
Smart Metaverse Box	37,024	0.60%	143,118	2.52%
Decentralization Application Software	434,369	7.40%	635,046	11.18%
Total	$5,906,162	100.00%	$5,680,667	100.00%

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Our Business Model

We currently generate our revenue primarily from software sales and related post-contract services, along with a portion from sales of complementary embedded hardware-software integrated products.

As of the date of this prospectus, we rely completely on our distribution network to promote and sell, and its distribution footprint is concentrated only in China. We sold 100% of our software products through distributors during fiscal years 2024 and 2023.

Distributors and End-Users

Our distributors refer to those individuals or entities who purchase our products at the specified price stipulated in their purchase agreements with us and distribute the products in the designated region where they are located or through their offline and online channels to resell the products to end-users.

While we do not possess all of the details regarding the end-users or the particular projects utilizing our software products, we generally categorize our end-users as individuals or enterprises who seek access to the distributed network and leverage our software products to create decentralized applications, or DApps, for their specific needs. DApps are applications that operate on a decentralized network, often utilizing blockchain or other decentralized technologies. DApps differ from traditional centralized applications in key ways, including decentralization, open source code, decentralized storage, autonomy and governance.

Adopting a distribution model is advantageous for rapidly reaching end-users through the sales network of distributors, creating sales scale, and concurrently establishing firewall between the Company and end-user data through the distributor channel.

We typically enter into purchase agreements with our distributors, which specify the cooperation scope, payment terms, rights and obligations of both parties, restrictive covenants, delivery terms, refunds or replacements, breach and termination, and dispute resolutions. The distributors make payment to us in accordance with the agreed-upon terms and then leverage their sales networks to sell our software products to end-users. After the payment has been received from the distributors, our software products are delivered in accordance with the contractual obligations in the purchase agreements to the distributors through an activation code. The distributors subsequently deliver the software products to end-users by sharing this activation code. We do not deliver software products directly to any end-user.

Our distributors are considered our customers. As of September 30, 2024 and September 30, 2023, we had 35 and 28 distributors in China, respectively. These distributors cover 9 provinces and 11 municipalities in China, including Guangdong, Chongqing, Zhejiang, Hainan, Hubei, Liaoning, Shandong, Sichuan, and Hebei.

Our distributors normally do not disclose to us the detailed information of the end-users or any specific project the software products are being used in. We only collect basic registration information of the end-users for after-sales service purposes. Additionally, we work together with distributors to provide after-sales support and maintenance services.

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Suppliers

When developing software component tools, we require support for the development and testing networks for distributed development. This involves the procurement of hardware devices and the purchase of data center services for online operations. Additionally, for the nodes we develop (such as the Smart Metaverse Box), we rely on hardware suppliers for components like mainboards, storage devices, computing equipment, and software components.

As of September 30, 2024 and September 30, 2023, we had 1 and 14 suppliers in China, respectively, and we have maintained good relationships and contact with most of these suppliers to ensure adequate and timely supply of its software products. We typically purchase these devices and services on a purchase-order basis.

Software Support and Maintenance

We work with our distributors to offer software support and maintenance services.

Currently, we do not have any customer service representatives to provide support directly to end-users. Instead, we rely on our network of distributors’ customer service representatives to carry out the after-sales service, which typically starts with the end-users submitting their issues to the distributors’ customer service representatives. Once distributors collect the issues, they forward them to us for review and processing. We handle the issues and provide online technical support or necessary software upgrades. The revenue from software support and maintenance is immaterial.

Corporate Development

We commenced our commercial operations in 2017 in China. In the early stages of our establishment, we focused on building the overall technological framework to expedite the development process of the distributed network. From 2018 to 2019, we made breakthroughs in the technological framework, including the development of mobile deployment, peer-to-peer networking, and distributed storage. We also launched successive versions of our distributed network infrastructure software, including a demo version, internal test version, and public test version. In September of 2021, we officially launched the Cloud Base Station Node Software, which marked a milestone in our business operations. Since 2021, we have begun generating revenue from software products developed based on distributed networks. In 2022, we obtained the national high-tech enterprise certification in China. In April of 2023, we achieved the recognition as a specialized and sophisticated SME.

We are constantly investing in research and development to improve the existing software products and create new ones. We maintain a talent pool and will continue to invest to enhance our technology. As of September 30, 2024 and September 30, 2023, our research and development team consisted of 23 and 31 researchers, programmers, and engineers, accounting for approximately 55% and 57% of the total number of employees, respectively.

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Industry

All the information and data presented in this section have been derived from the industry report of Qingzhi commissioned by us in June 2023 entitled “Distributed Technology Industry Analysis Report,” unless otherwise noted. Qingzhi has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Introduction of Decentralized Distributed Technology

Overview

Decentralized distributed technology refers to a method of processing that distributes computing tasks or data across multiple computers or nodes. Compared with a traditional centralized system, this method of processing decentralizes data across relatively independent nodes. Performance and capacity are horizontally expanded by increasing nodes, while data reliability is ensured through multi-node data redundancy. Simultaneously, this architecture maximizes the resource utilization of computer clusters. The origin of distributed technology can be traced back to the 1970s when the first prototype of a distributed database was developed in the United States. Over the next few decades, technologies like remote procedure call, distributed objects, distributed file systems, and blockchain have appeared, propelling rapid development in this field.

Decentralized distributed technology involves multiple fields within information science, including distributed computing, distributed storage, distributed databases, and distributed message queues. In decentralized distributed systems, there is no single central node. All nodes are equal and use protocols and algorithms for communication and coordination. Since they are not dependent on a single central node, decentralized distributed systems typically demonstrate enhanced reliability and security. However, they also face challenges such as performance bottlenecks and data consistency.

Description of the Industry Chain

Decentralized Distributed Technology Industry Mapping

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1.	Upstream: underlying technology and infrastructure providers

The upstream of the industrial chain primarily includes the underlying technology and infrastructure providers of decentralized distributed technology. The fundamental technology of decentralized distributed technology comprises distributed databases, consensus mechanisms, cryptographic technology, and smart contracts.

A distributed database is a technology in which databases are shared, replicated, and synchronized among network members. This technology records all transactions and data changes between network participants, ensuring data security and reliability.

A consensus mechanism is an algorithm ensuring all nodes agree on transactions and data changes via a voting mechanism. This mechanism aims guarantee the results obtained are consistent and valid. Common consensus mechanisms include Proof of Work (PoW), Proof of Stake (PoS), and Proof of History (PoH).

Cryptographic technology is a critical foundation for ensuring data security, and decentralized distributed technology employs various encryption algorithms, with the most common being the hash algorithm.

Smart contracts are computer protocols aimed at disseminating, verifying, or executing contracts digitally, allowing for trustworthy transactions without a third party. These transactions are trackable and irreversible.

The underlying technology providers of decentralized distributed technology primarily include international providers such as Near Protocol, Dfinity, and Chainlink, as well as domestic providers like Qulian Technology, Tencent Blockchain, AntChain, and Zhenglian, our Company.

The basic equipment of decentralized distributed technology primarily refers to various nodes and the networks they constitute. Nodes are computers or servers operating within the distributed network, used to store and process data and transactions on the distributed network. International suppliers, including Hyperledger, Corda, and Ripple, still dominate the distributed base equipment market. However, Chinese suppliers, represented by Changan Chain and Huawei, also demonstrate potential in this field.

2.	Midstream: generic applications and technological extensions

The midstream of the industrial chain primarily comprises the generic applications and technological extensions of decentralized distributed technology, including Blockchain as a Service (BaaS), solutions and application development components, digital identity, and data services. These mainly involve building decentralized distributed foundational technology, which, when combined with traditional information technology (like cloud computing), creates an intermediate platform layer. This platform plays a bridging role by providing universal application services for distributed technology or supports vertical industry applications downstream at the platform level.

In terms of solutions and application development components, mature service providers exist abroad, such as IBM, Oracle, and Microsoft Azure. Domestic companies such as AntChain, Qulian Technology, Tencent Cloud are also dedicated to creating universal solutions based on decentralized distributed technology. They also focus on the environment for distributed development and integration tools, offering broad application scenarios.

Digital identity is a way of authenticating and managing the identity of individuals or entities. It can be used in various scenarios, such as identity verification, authorization, initiation of digital services, and digital wallets, serving as an essential infrastructure in the digital age. Decentralized distributed technology is one of the core technologies digital identities rely on. It can effectively avoid single-point failures and data tampering, thus ensuring safer and more independent identity verification and management. Key participants in this field include Civic, Digital Bazaar, Evernym, WeBank, and ArcBlock.

Regarding data services, enterprises such as Yunxiang Network, Zhongan Technology, Shuju Technology, JD Intelligent Chain and AntChain provide data based on decentralized distributed technology. This includes data acquisition, analysis, processing, and management. As decentralized distributed technology continues to evolve and application scenarios broaden, the demand for such services is also growing.

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3.	Downstream: application development

The downstream of the industrial chain primarily comprises various application extensions of decentralized distributed technology, which can be divided into three main categories: public services, industry applications, and frontier applications. These primarily provide either generic service products or customized project implementations according to customer needs, serving as the primary service providers that are closest to end users and offering actual application scenarios.

Decentralized distributed technology has been widely applied to public service areas such as education, judiciary, healthcare, and public welfare. Companies like Educoin, Zhilian, and Tencent Weixiao have applied this technology in education. Organizations and businesses such as NCSC, Congfa Technology, XUPER Baidu Superchain, and Beijing Internet Court have utilized this technology in the judicial sector. In healthcare, companies like Philips, Neusoft, Patientory, and Xinyi are starting to leverage decentralized distributed technology to improve the quality and efficiency of healthcare services. Moreover, organizations like JD Public Welfare, China Red Cross Society, and BitGive are capitalizing on the benefits of this technology in the public welfare field.

Current Stage of Development

In summary, the decentralized distributed technology industry is still in its early stage of development, but the basic technological framework and development direction have begun to take shape. According to a technology maturity curve analysis report released by Gartner, Inc. (“Gartner”) in July 2022, decentralized distributed technology has now experienced its first peak of innovation, gradually moving from the innovation trigger phase to the peak of inflated expectation phase.

Technology Maturity Curve of Decentralized Distributed Technology

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Market Scale

From the global perspective, the market size of decentralized distributed technology is expected to maintain rapid growth. According to the data and forecasts released by the market research firm International Data Corporation, the global market size of decentralized distributed technology reached $1.4 billion in 2020. It is projected that the global market for decentralized distributed technology will reach $18.95 billion by 2024, achieving a compound annual growth rate of approximately 48% during the forecast period and maintaining a fast-growing trend.

Market Size of Decentralized Distributed Technology ($billion)

Although starting a bit later, the domestic market size of decentralized distributed technology in China is also expected to experience rapid growth. According to the data and forecasts released by International Data Corporation, the market size of decentralized distributed technology in China reached $600 million in 2021. It is projected that the Chinese market for decentralized distributed technology will reach 4.28 billion dollars by 2026, achieving a compound annual growth rate of approximately 32% during the forecast period, demonstrating rapid growth.

The Chinese Market Size for Decentralized Distributed Technology ($billion)

Global Market Players

Our business is characterized by rapid changes as well as new and disruptive technologies. We face competition in every major aspect of our business. In particular, there are three companies that might be considered as our competitors in this market: Dfinity, Near, and Conflux.

We believe our business is set apart from our competition by our underlying technology and infrastructure which the we have been aiming to perfect since 2017. In addition, our software solutions and products can be used for different kinks of service sectors. Our software solutions and products are well-suited for cloud computing for mobile devices, at-home use or for business use. We believe our proprietary network and accompanying software solutions and products offer faster innovation, flexible resources and economies of scale.

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Market Opportunities and Growth

The traditional internet ecosystem is a typical centralized model, relying on the computing, storage, and communication capabilities of large data centers. The distributed network as compared to the traditional centralized internet model, offers significant benefits, including decentralized file storage and sharing, decentralized communication and decentralized computing.

China’s decentralized distributed technology market is still at an early stage with great growth potential due to the increasing demand for decentralized and secure data storage, computing as well as communication solutions. There is currently no widely recognized leading developer or company, although there are other players we have identified in the preceding section. Different companies and organizations are striving to promote the development of distributed application networks and explore new technologies and application scenarios. We expect China’s distributed technology market to grow over the next few years, with a particular focus on sections such as intellectual property, healthcare, e-commerce, education and financial services, which require secure and decentralized systems that can handle sensitive data, transactions, and supply chain logistics.

Our competitors may possess more resources than us, and we cannot guarantee that we will have the necessary financial and operational resources required to expand our business or carry out our business plan.

Competition

Our business operates in a dynamic environment that is constantly evolving with the introduction of new technologies, both domestically and internationally. The competition in this market is driven by factors such as technological innovation, customer service, and the ability to offer comprehensive solutions that meet the evolving needs of end-users. Companies that can effectively balance these factors and provide high-quality decentralized technology-based software solutions that are reliable, secure, and scalable will be well-positioned to succeed in the market. We have identified some competitors in the section entitled “Industry.”

Our competitors may have more capital, more resources, longer operating histories, broader brand recognition and larger customer bases. We cannot guarantee that we will have the necessary financial and operational resources required to expand our business plan.

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Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

▪	We were an early entrant into the decentralized distributed technology industry;

Our founder, Chief Technology Officer and Chairman of our Board of Directors, Mr. Guangqing Hu, has been developing our proprietary technology to address the need for secure, decentralized, distributed networks since 2017 and has taken steps to safeguard such technology. Since inception, our research and development team has continued to innovate its proprietary technology to be competitive in the industry.

▪	Intellectual property protection of our critical technologies;

As of the date of this prospectus, we have 2 registered trademarks, 38 registered computer software copyrights, 11 registered patents and 1 license in China.

▪	Our accumulation of valuable know-how through our investment in research and development;

Our research and development team consisted of 23 and 31 talented researchers, programmers, and engineers, representing approximately 54.76% and 57% of its total workforce as of September 30, 2024 and September 30, 2023, respectively. Our team of experts includes individuals with a range of backgrounds and expertise.

▪	Positive Reputational Inertia;

We have some inertia and goodwill generated by virtue of our having been in and being known in the industry and a technological leader pertaining to decentralized network technologies. For example, we have been asked to speak at various seminars and have been asked to provide our expertise in a variety of contexts which has increased our recognition over the years in the industry. This provides us with a competitive advantage over other newer entrants or other competitors that are perhaps not as established or known in the industry. In addition, we believe that, over time, our proprietary technology will perpetuate our growth within the industry as we continue to rapidly develop products tailored to user needs.

▪	Good relationships with distributors, suppliers, and local government agencies; and

The Company has established good relationships with its distributors through various means, such as understanding their needs to improve products, establishing effective communication channels, providing training and support, adjusting marketing strategies in a timely manner, and signing strategic agreements.

The Company also maintains long-term and positive cooperation with its suppliers through means such as making timely payments and signing strategic agreements.

The Company has fostered good relationships with various levels of government through measures which include developing technology in line with policy advocacy, actively applying for corporate qualifications and research projects, proactively engaging in discussions with government-enterprises, and conducting legal and compliant tax operations.

▪	Research and development capabilities.

Our research and development team consisted of 23 and 31 talented researchers, programmers, and engineers, representing approximately 55% and 57% of its total workforce as of September 30, 2024 and September 30, 2023, respectively. Our team of experts includes individuals with a range of backgrounds and expertise, many of whom have graduated from the top universities in the country.

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Our Strategies

We intend to further achieve growth by pursuing the following strategies:

Continue to invest in research and development.

As we grow our industry and service area expertise, we intend to leverage the knowledge accumulated over the years of our operation and the result of significant investment in research and development to more effectively address business-specific needs. In addition, we plan to continue investing in research and development.

Expand our sales and distribution network.

We intend to expand our distribution network to penetrate new geographic markets in the PRC, further gaining market share in existing markets and accessing a broader range of end-users.

Enhance our ability to attract, incentivize and retain talented professionals.

We believe our success greatly depends on our ability to attract, incentivize, and retain talented professionals. With a view to improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism.

Research and Development

We allocate a portion of our operating expenses to research and development, the maintenance of existing products. We capitalized $0.012 million and $0.59 million of research and development expenditure for the fiscal years ended September 30, 2024 and 2023, respectively. We also incurred research and development expenses of $0.047 million and $0.12 million for the fiscal years ended September 30, 2024 and 2023, respectively. Our allocation of resources towards innovation has fostered our growth, as a combined company including the VIE and our subsidiaries. For the fiscal year ended September 30, 2024 and 2023, total revenue reached approximately $5.91 million and $5.68 million, respectively, and net income was approximately $2.71 million and $2.52 million, respectively.

We have a team of approximately 23 and 31 researchers, programmers, and engineers as of September 30, 2024 and September 30, 2023, respectively. We encourage different points of view to lead the team to find inspiration and improve the products and solutions.

We hold regular meetings to discuss product performance and progress. We design and implement a set of rules to manage research and development projects. To initiate a project, the inventor must submit an application specifying certain information, including the content to be developed, development progress, delivery date, required resources, and estimated profitability. The heads of relevant departments will evaluate the project. Upon approval, a project manager will be appointed. The project manager oversees the project’s progress and report to the management regularly. At the project’s conclusion, the heads of relevant departments review and inspect the final product.

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Quality Control

We believe that quality assurance is critical to the success of our business. We prioritize accuracy, timeliness, and stability.

After the initiation of each product, we systematically evaluate and review project requirements, establishing comprehensive work plans for various tasks. These tasks include requirement design, research and development, testing, acceptance, and delivery. We assess work plans and conduct stage reviews to facilitate effective project management, maintaining all documents as a crucial compliance checklist for the product’s final completion and delivery. Before releasing a software product, we perform functional inspections, performance evaluations, and configuration assessments to confirm that all outlined requirements have been met.

As of September 30, 2024 and September 30, 2023, we had three and five employees, respectively dedicated to quality control, responsible for testing software products and tracking defects. They have an average of ten years of relevant work experience in such field.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks and software copyrights.

We have entered into confidentiality agreements with most of our employees and consultants, and we control access to and distribution of documentation and other licensed information.

As of the date of this prospectus, we have 2 registered trademarks, 38 registered computer software copyrights, 11 registered patents and 1 license in China.

Trademark

As of the date of this prospectus, we have registered the following trademarks:

No.	Registration Date	Registration No.	Trademark	Country of Registration	Class
1	8/7/2019	35170872		PRC	Class 41
2	8/7/2019	35165216		PRC	Class 38

In addition, as of the date of this prospectus, we have been granted the following trademarks from Zerolimit Digital Technology Co., Ltd., for free:

No.	Grant Date	Registration No.	Trademark	Country of Registration	Class
1	1/1/2021 to 12/31/2025	41786339		PRC	Class 42
2	1/1/2021 to 12/31/2025	41792948		PRC	Class 9
3	1/1/2021 to 12/31/2025	50016488		PRC	Class 42
4	1/1/2021 to 12/31/2025	50038109		PRC	Class 42
5	1/1/2021 to 12/31/2025	50023269		PRC	Class 42
6	1/1/2021 to 12/31/2025	57327737		PRC	Class 42
7	1/1/2021 to 12/31/2025	57319298		PRC	Class 42
8	1/1/2021 to 12/31/2025	57348832		PRC	Class 42
9	1/1/2021 to 12/31/2025	58210371		PRC	Class 42

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Copyright

As of the date of this prospectus, the VIE has registered the following copyrights:

No.	Registration Date	Registration No.	Software Name	Country of Registration
1	9/18/2020	2020SR1121926	Zerolimit Blockchain E-Commerce Service App Software V1.0 零极区块链电商服务APP软件	PRC
2	6/10/2021	2021SR0868074	Zhenglian Computer Software Development BUG Integrated Informatization System V1.0 正链计算机软件开发BUG集成信息化系统V1.0	PRC
3	6/10/2021	2021SR0868072	Zhenglian Computer Software Development Code System Synchronization Processing System V1.0 正链计算机软件开发代码同步处理系统V1.0	PRC
4	6/10/2021	2021SR0868071	Zhenglian Computer Software Development Testing Intelligent Control System V1.0 正链计算机软件开发测试智能控制系统V1.0	PRC
5	6/18/2021	2021SR0915033	Zhenglian Database Construction Comprehensive Maintenance System V1.0 正链数据库建设综合维护系统V1.0	PRC
6	6/18/2021	2021SR0915133	Zhenglian Information System Software Development Process Optimization Design System V1.0 正链信息系统软件开发流程优化设计系统V1.0	PRC
7	6/18/2021	2021SR0915098	Zhenglian Cultural Activity Planning Intelligent Solution Design System V1.0 正链文化活动策划智能方案设计系统V1.0	PRC
8	6/18/2021	2021SR0915048	Zhenglian Information Technology Consulting Intelligent Interaction Service System V1.0 正链信息技术咨询智能交互服务系统V1.0	PRC
9	7/28/2021	2021SR1113840	Cloud Data Base Station Node Software V1.0 云数据基站节点软件V1.0	PRC
10	9/2/2021	2021SR1309419	Zerolimit Distributed E-commerce System V1.0 零极分布式电商系统V1.0	PRC
11	9/2/2021	2021SR1309417	Zerolimit Distributed Conference System V1.0 零极分布式会议系统V1.0	PRC
12	9/2/2021	2021SR130864	Zerolimit Distributed Smart Education System V1.0 零极分布式智慧教育系统V1.0	PRC
13	9/2/2021	2021SR1309803	Zerolimit Distributed Recruitment System V1.0 零极分布式招聘系统V1.0	PRC
14	9/2/2021	2021SR1309302	Zerolimit Distributed Domain Name Registration Management System V1.0 零极分布式域名注册管理系统V1.0	PRC

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15	9/2/2021	2021SR1311282	Zerolimit Distributed File Management System V1.0 零极分布式文件管理系统V1.0	PRC
16	9/2/2021	2021SR1309418	Zerolimit Distributed Storage Management System V1.0 零极分布式存储管理系统V1.0	PRC
17	9/2/2021	2021SR1310834	Zerolimit Cloud Home Data Base Station Intelligent Refrigerator System V1.0 零极云家庭数据基站智能冰箱系统V1.0	PRC
18	9/2/2021	2021SR1310842	Zerolimit Cloud Home Data Base Station Intelligent Optical Modem System V1.0 零极云家庭数据基站智能光猫系统V1.0	PRC
19	9/2/2021	2021SR1309285	Zerolimit Distributed Email Management System V1.0 零极分布式邮件管理系统V1.0	PRC
20	12/13/2021	2021SR2048953	Mobile Data Base Station Node Software V1.0 移动数据基站节点软件V1.0	PRC
21	12/22/2021	2021SR2101162	Distributed Business Service Software V1.0 分布式商务服务软件 V1.0	PRC
22	12/22/2021	2021SR2100871	Zerolimit Distributed Intelligent Engine System V1.0 零极分布式智能引擎系统 V1.0	PRC
23	12/24/2021	2021SR2123276	Zerolimit Developer Tools Software V1.0 零极开发者工具软件 V1.0	PRC
24	12/24/2021	2021SR2123145	Software Development Integration System Software V1.0 软件开发集成系统软件 V1.0	PRC
25	12/26/2021	2021SR2160909	Zerolimit Transaction Verification System V1.0 零极交易验证系统 V1.0	PRC
26	12/27/2021	2021SR2169454	Distributed Government Service Software V1.0 分布式政务服务软件 V1.0	PRC
27	12/27/2021	2021SR2169453	Zerolimit Distributed Integrated Operations and Maintenance System V1.0 零极分布式集成化运维系统 V1.0	PRC
28	12/27/2021	2021SR2176685	Cloud Home Data Base Station Software V1.0 云家庭数据基站软件 V1.0	PRC
29	6/16/2023	2023SR0686443	Cloud Service Node 1.0 云服务节点1.0	PRC
30	8/16/2023	2023SR0944469	Huashengren Application Software 1.0 花升仁应用软件1.0	PRC
31	9/1/2023	2023SR0997374	Cloud Service Node 3.0 云服务节点3.0	PRC
32	9/8/2023	2023SR1030694	Enterprise Data Base Station Software V1.0 企业数据基站节点软件V1.0	PRC
33	9/8/2023	2023SR1030695	Home Base Station Yuanbao Node Software V1.0 家庭基站元宝节点软件V1.0	PRC
34	9/8/2023	2023SR1030696	Rushujiazheng Software V1.0 如数家珍软件V1.0	PRC
35	12/26/2023	2023SR1758201	零极分布式云盘DMAPP软件V1.0.0 Zerolimit Distributed Cloud Drive DMAPP Software V1.0.0	PRC
36	01/02/2024	2024SR0213751	Zerolimit Management Dmapp Software V1.2.0 零极管理Dmapp软件 V1.2.0	PRC
37	29/03/2024	2024SR0448683	Distributed Cloud Gem Application Software 分布式云宝应用软件 1.0	PRC
38	21/08/2024	2024SR1222300	Zerolimit Distributed Application Assistant Software零极分布式应用助手软件	PRC

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Patent

As of the date of this prospectus, we have registered the following patents:

No.	Registration Date	Patent No.	Patent Name	Country of Registration
1	4/26/2022	2020115276255	An improved method for constructing k-bucket of kademlia protocol 一种kademlia协议的k-桶构造改进方法	PRC
2	2/1/2022	2021111470922	A distributed network and its construction method 一种分布式网络及其构建方法	PRC
3	9/7/2021	2021107336530	A distributed peer-to-peer network system for billion level large-scale clusters 面向亿量级大规模集群的分布式对等网络系统	PRC
4	9/3/2019	2016106625903	A relay cooperation-based energy efficiency optimization method for cellular networks 一种基于中继协作的蜂窝网络能量效率优化方法	PRC
5	9/6/2019	2016106626959	A performance analysis method for D2D cellular heterogeneous networks based on queuing theory 基于排队理论的D2D蜂窝异构网络的性能分析方法	PRC
6	11/29/2022	2022109295629	A method and system for extremely fast data transmission in a distributed network 一种分布式网络中数据极速传输的方法及系统	PRC
7	8/22/2023	2019100466324	A method for dynamic digital signature and verification with three private keys in a mobile blockchain system一种移动区块链系统三私钥动态数字签名与验证方法	PRC
8	8/22/2023	2019100465266	A method for blockchain quantum-resistant signature in mobile applications 一种移动区块链抗量子计算机攻击签名方法	PRC
9	6/16/2023	2022308190669	Home Network Server (Appearance) 家庭网络服务器（外观）	PRC
10	4/26/2024	2020116158006	A Method for Consistent Transaction Data Storage in Distributed Applications一种分布式应用程序的事务数据一致性存储方法	PRC
11	6/21/2024	2021102772016	A Method for Implementing Distributed Domain Names一种分布式域名的实现方法	PRC

License

As of the date of this prospectus, we have obtained the following license:

No.	Certificate Name	Certificate Number	Scope of Authorization	Grant Date	Expiration Date	Awarding Authority
1	Radio Transmission Equipment Type Approval Certificate	CMIIT ID: 2023AP0530	5.8GHz / 5.1GHz / 2.4GHz Wireless Local Area Network Device (Model: HS20220701001)	1/13/2023	12/31/2025	Ministry of Industry and Information Technology of PRC

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Seasonality

Our software business normally is not affected by seasonal factors. We believe our business is closely related to technological advancements and market trends rather than seasonal changes in demand.

Employees

We believe resource management and planning is critically important to supporting our growth, and we are committed to effectively recruiting, training, developing, and retaining our human capital.

We are not currently working with any outsourcing company. We prefer to handle all aspects of thee software development process in-house. We desire to maintain complete control over the project and we believe our internal team is best suited to handle the work. We believe this will benefit in terms of quality control and security.

We had 42 and 54 full-time employees as of September 30, 2024 and 2023, respectively. The following table provides a breakdown of our employees by function as of September 30, 2024 and September 30, 2023:

As of September 30, 2024

Function	Number	% of Total

Management	5	12%
Finance and Accounting	3	7%
Administration and Human Resources	3	7%
IPO office	1	2%
Operating center	7	17%
Research and Development	23	55%
Total	42	100%

As of September 30, 2023

Function	Number	% of Total

Management	3	6%
Finance and Accounting	3	6%
Administration and Human Resources	3	6%
IPO office	1	2%
Operating center	13	24%
Research and Development	31	57%
Total	54	100%

As of the date of this prospectus, all of our employees are located in China. We entered into standard employment contracts with its full-time employees in accordance with rules and regulations in the PRC.

Management believes that it maintains a good working relationship with employees, and has not experienced one material labor disputes in the past. None of our employees are represented by labor unions.

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Properties

Our principal executive office is located at 20F, Haowei Technology Building, No.8 Keji South Road, High-tech Industrial Park South District, Nanshan District, Shenzhen, China. The premises are leased from a third-party and the lease term expires in December 2026.

We believe our facilities are adequate for its current needs until December 2026. As our business expands, it will be necessary to secure additional office space.

Primary Use	Address	Space	Lease Term	Rent	Location
Office	20F, Haowei Technology Building, No.8 Keji South Road, High-tech Industrial Park South District, Nanshan District, Shenzhen	24,326.44 ft²	January 1, 2022 to December 31, 2026

Based on the lease agreement, the various monthly rental amounts are the following:

2022-2023: 300,580 RMB; 42,832 USD

2024: 315,609 RMB;

44,974 USD

2025: 331,383.8 RMB;

47,222 USD

2026: 347,949.6 RMB;

49,582 USD

Shenzhen, China

Insurance

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for PRC-based full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

From time to time, the VIE is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The inherent uncertainty of litigation exists and could produce adverse results in these and other matters. Except as described below, there are no other pending legal proceedings in which the VIE is currently involved.

The VIE has a contract dispute with one of its previous suppliers, Youwei. The VIE sued Youwei on March 23, 2023 in connection with a cooperative purchasing agreement and a relevant supplementary agreement (the “Youwei Purchase Agreements”) between Youwei and the VIE in Shenzhen Qianhai Cooperation Zone People’s Court (“Qianhai Court”). The VIE claimed that Youwei failed to provide the VIE with the customized mobile phones that meet the VIE’s specified requirements in accordance with the Youwei Purchase Agreements. The VIE has claimed a total refund of approximately $0.162 million and all compensation of approximately $0.927 million. In June of 2023, Youwei filed a counterclaim against the VIE. As of September 30, 2024, the case was still pending the court’s judgement. We do not believe this legal proceeding will have any material adverse effect on the VIE’s operation in China. As of September 30, 2024 and 2023, the Company was not aware of any other litigation or lawsuits against it.

We conduct our business in China through the VIE. The former description of our business is a description of the business of the VIE. For avoidance of doubt, all references in the prior section to the terms “our,” “us,” “we,” or “Company” refer to the VIE. See “Corporate History and Structure — The VIE Agreements” for a summary of the contractual arrangements and “Risk Factors — Risks Related to Our Corporate Structure” for certain risks related to the contractual arrangements.

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REGULATION

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business in China. This summary does not purport to be a complete description of all laws and regulations that apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Our PRC counsel has further advised us that a translated version of this prospectus will be submitted to the CSRC within three (3) business days after it is submitted to the SEC. As such, this prospectus is subject to review by, and comments from, the CSRC.

Regulations Relating to Foreign Investment

Investment activities in the People’s Republic of China, or the PRC, by foreign investors are principally governed by the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition), which was promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on October 26, 2022 and took effect on January 1, 2023, and the Special Administrative Measures for Access of Foreign Investment (The Negative List) (2024 Edition), which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and took effect on November 1, 2024, and together with the Foreign Investment Law, or the FIL and their respective implementation rules and ancillary regulations. The Negative List sets out several restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments in the industries listed in the Negative List and the industries that are prohibited from foreign investment. Any industries not falling in the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or FIL, which has come into effect from January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, or the Old FIE Laws. The FIL and its related implementation rules including the Implementation Rules to the Foreign Investment Law promulgated by the State Council on December 26, 2019 and became effective on January 1, 2020 further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and State Administration for Market Regulation, or SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the market regulatory authorities shall forward the investment information submitted by the foreign investor or the foreign-invested enterprise to the competent commerce administrative authorities.

With respect to foreign investments that affect or may affect the national security, a security review shall be carried out in accordance with the Measures for the Security Review of Foreign Investments promulgated by the NDRC and the MOFCOM on December 19, 2020, and implemented as of January 18, 2021. According to the Measures, an office of the working mechanism for the security review of foreign investments, or working mechanism office shall be established to undertake the routine work of the security review of foreign investments. In addition, foreign investment in military industry and related fields of national defense and security, or foreign investment in areas around military facilities and military industry facilities, may lead to foreign investment in obtaining actual control of enterprises in several important fields, such as important agricultural products, important energy and resources, major equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technology and Internet products and services, important financial services and key technology fields. Foreign investors or domestic parties involved in the aforesaid foreign investment shall voluntarily report to the working mechanism office before implementing the investment, and shall not implement the investment until the working mechanism office decides whether a safety review is necessary. Violators of the provisions may be ordered to make declaration within a specified time limit, dispose equities or assets and take other necessary measures to restore the equities or assets to the status before the implementation of the investment and eliminate the impact on national security.

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Regulations in Relating to M&A and Overseas Listing

MOFCOM, China Securities Regulatory Commission, or CSRC, SAFE and three other PRC governmental and regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require that if a domestic company, domestic enterprise, or a domestic individual, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the MOFCOM is required. The M&A Rules further requires that an offshore special purpose vehicle, or the SPV, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisition PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the relevant rules of the overseas listing filing management system, including Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines, which became effective on March 31, 2023. The Trial Measures regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. If an issuer makes an initial overseas listing or offering, it shall file a record with CSRC within 3 working days after the issuance and listing application documents are submitted overseas. If the issuer issues securities in the same overseas market after the issuance and listing overseas, it shall file a record with CSRC within 3 working days after the completion of the issue.

The Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staffs in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. The determination of indirect overseas issuance and listing by domestic enterprises shall be made on a substance over form basis. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as changes of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 17, 2023, the CSRC issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies. The CSRC clarified that on the effective date of the Trial Measures, the domestic enterprises that have mentioned a valid overseas listing application and have not received the consent of the overseas regulator or overseas stock exchange may reasonably arrange the timing of filing the application and should complete the filing before the overseas offering and listing.

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Based on the foregoing, our PRC Legal Advisers are of the view that we are required to complete the filing procedures with the CSRC in connection with the overseas listing.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 and sets forth the requirements for the confidentiality and archives administration of direct or indirect overseas listings of domestic enterprises.

Regulations Relating to the VIE’s Business

Regulations on Computer Software

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on June 4, 1991 and latest amended on January 30, 2013, with the latest revision effective on March 1, 2013, Chinese citizen, legal person or other organization is entitled under the copyright of the software he/it has developed, including the right of publication, right of acknowledgement, right of alteration, right of reproduction, right of distribution, right of leasing, right of dissemination, right of translation and other rights that software copyright owners shall have, regardless of whether such software has been published.

In accordance with the Measures for Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and latest amended on June 18, 2004, with the latest revision effective on July 1, 2004, software copyrights, exclusive software copyright licensing contracts and transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and has certified the China Copyright Protection Centre as the institution responsible for software registration. Applications that comply with the rules shall be granted registration, and a corresponding registration certificate shall be issued by the China Copyright Protection Centre.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties.

According to the Civil Code of PRC, which took effect from January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the premises without the prior consent of the lessor. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third party concerning the use of the VIE leased properties without obtaining proper ownership proof.

Pursuant to the Administrative Measures for Commodity Housing Tenancy issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and in effect as of February 1, 2011, the parties concerned to a housing tenancy shall go through the housing tenancy registration formalities with the competent construction (real estate) departments of the municipalities directly under the central government, cities and counties where the housing is located within 30 days after the housing tenancy contract is signed. The VIE leases real properties from third parties primarily for their production facilities and offices in China, and such lease agreements for these properties were not registered with the PRC governmental authorities in time as required by PRC law. Although the failure to do so does not in itself invalidate the leases, the VIE may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, the VIE may be subject to fines imposed by PRC government authorities ranging from RMB1,000 (approximately USD144.20) and RMB10,000 (approximately USD1,442) for each lease agreement that has not been registered with the relevant PRC governmental authorities. As of the date of this prospectus, the VIE has completed the registration of the lease agreements for their leased properties with the competent PRC governmental authorities.

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Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization (WTO) in December of 2001. In terms of international conventions, China has entered into (including but not limited to) the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12,1984 with the current effective version in effect as of June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June of 2001 and last amended in December of 2023, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent, which terms commence from their respective application dates. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria demonstrating: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights. Any individual or entity that utilizes a patent or conducts any other activities that infringe upon a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration, or the NIPA, for confidentiality examination.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, promulgated in September of 1990, implemented in June of 1991, amended in October of 2001, February of 2010 and November of 2020, and effective on June 1, 2021, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August of 1982, and last amended in April of 2019, the period of validity for a registered trademark is ten years, commencing on the date of registration. The registrant anticipates going through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

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Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology in August of 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which were promulgated by China Internet Network Information Center and came into effect in June of 2019. The Ministry of Industry and Information Technology, or the MIIT, is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress (“NPC”) in September of 1993 and last amended in April of 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a legal holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of such holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Regulations Relating to Data Security

According to the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and came into effect on June 1, 2017, a network refers to a system that is composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. Network security refers to the ability to prevent attacks, intrusions, interference, damage and illegal use of the network and accidents by taking the necessary measures to keep the network in a stable and reliable state of operation, and to safeguard the integrity, confidentiality and availability of network data. Network operators refer to owners and administrators of networks and network service providers. Network data refers to all kinds of electronic data collected, stored, transmitted, processed and generated through the network. Personal information refers to all kinds of information recorded electronically or by other means which can identify a natural person individually or in combination with other information, including but not limited to the name, date of birth, identity document number, personal biometric information, residential address, telephone number and other information of a natural person. Network operators shall maintain strict confidentiality of user information collected by them and establish a sound system for the protection of user information. In order to regulate data processing activities, safeguard data security, promote data development and utilization, protect the legitimate rights and interests of individuals and organizations, and safeguard the state’s sovereignty, security and development interests, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the People’s Republic of China (the “Data Security Law”) on June 10, 2021, which came into effect on September 1, 2021. The Data Security Law requires that data processing activities shall be carried out in accordance with the law and shall not endanger national security or public interests, nor harm the legitimate rights and interests of individuals or organizations. The State has established a data classification and classification protection system, a data security assessment system, a data security emergency disposal mechanism and a data security audit system.

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The Cyberspace Administration of China, or the CAC, together with 12 other relevant regulators, jointly revised and promulgated on December 28, 2021 the Measures for Cybersecurity Review, which took effect on February 15, 2022, replacing the old Measures for Cybersecurity Review which took effect on June 1, 2020. The Measures for Cybersecurity Review requires network platform operators with personal information of more than one million users to report to the Cyberspace Administration for cybersecurity review when they seek overseas listing. For operators of critical information infrastructures purchasing network products and services which affect or may affect national security, they should report to the Cyberspace Administration for cybersecurity review.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. The Measures aims to regulate the cross-border transfer of data, providing that, among other things, data processors that provide data overseas must apply for security assessment if: (i) the data processors provide important data overseas; (ii) the critical information infrastructure operators and the data processors that process personal information of more than 1 million people provide personal information overseas; (iii) the data processors, which have provided personal information of 100,000 people or sensitive personal information of 10,000 people overseas since January 1st of the previous year, provide personal information overseas; and (iv) other situations required to apply for security assessment as stipulated by the CAC and related authorities. Besides, the Measures also requires data processors to carry out self-assessment of the risk of providing data overseas before applying for the security assessment.

According to the Security Protection Measures on Critical Information Infrastructure promulgated by the State Council on July 30, 2021 and came into effect on September 1, 2021, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense technology, etc., as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The protection departments shall organize the identification of critical information infrastructures in their respective industries in accordance with certain identification rules and shall promptly notify the identified operators and the public security department of the State Council of the identification results.

Regulations Relating to Labor and Social Insurance

The Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and paying the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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Regulations in Relation to Foreign Exchange

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (“Circular 59”), as amended in May 2015. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.

SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018 and December 2019. The Circular specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015 and was amended in December 2019. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 18, 2017, SAFE issued the Notice on Improving the Examination of Authenticity and Compliance to Further Promote Foreign Exchange Control (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including:

•	under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and
•	domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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Regulation of Dividend Distributions

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Investment Law of the PRC, and the Implementing Rules. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations.

In addition, enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”), in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, names and operation terms), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles (“SAFE Circular 75”), issued by SAFE in October 2005. SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations Relating to Tax in the PRC

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the National People’s Congress in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to the PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of senior management to carry out daily operations or perform their duties is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in China; and (iv) at least 50% of the voting board members or senior executives habitually reside in China.

The SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, in February 2015. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company.

The SAT also issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, in October 2017, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the SAT in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the SAT in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value-added Tax

According to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and was amended in 2008, 2016 and 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended by the Ministry of Finance and the State Administration of Taxation on December 15, 2008 and October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, Ministry of Finance and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (the “Circular 32”), according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

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Since January 1, 2012, the Ministry of Finance and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (1) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (2) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (3) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (4) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (5) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law, which will come into effect and supersede the Provisional Regulations on Value-added Tax on January 1, 2026. The Value-added Tax Law maintains the VAT rates set by the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, therefore no adjustments will be made to the current VAT rates.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the SAT issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties, or the Circular 9, effective on April 1, 2018, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties, effective from October 2009, and the Announcement of State Administration of Taxation on Recognition of “Beneficial Owner” in Tax Treaties, effective on June 29, 2012. Circular 9 provides more flexible guidance to determine whether the applicant engages in substantive business activities. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties (the “SAT Circular 60”), which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (the “SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. In addition, according to a tax circular issued by SAT in February 2009, if the main purpose of an offshore arrangement is to obtain preferential tax treatments, the PRC tax authorities will have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity.

We conduct our business in China through the VIE. The former description of our business is a description of the business of the VIE. For avoidance of doubt, all references in the former section to the terms “our,” “us,” or “we” refer to the VIE. See “Corporate History and Structure — The VIE Agreements” for a summary of the contractual arrangements and “Risk Factors — Risks Related to Our Corporate Structure” for certain risks related to the contractual arrangements.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding directors and executive officers of the Company as of the date of this prospectus.

Name	Age	Position/Title
Zhiwei Zheng	54	Chief Executive Officer and Director
Jiawen Lai	38	Chief Financial Officer
Guangqing Hu	58	Director, Chairman of the Board of Directors and Chief Technology Officer
Oliver Yucheng Chen	44	Independent Director Nominee*
Xiaosha Hu	43	Independent Director Nominee*
Shaomei Zhang	41	Independent Director Nominee*

* These individuals will become directors of the Company upon the effectiveness of the registration statement of which this prospectus forms a part.

The following is a brief biography of each of our executive officers and directors:

Mr. Zhiwei Zheng, 54, has served as a director and our Chief Executive Officer since February 2024. Mr. Zheng has nearly 30 years of experience in the communications industry and has held management positions in various communications, technology, and other companies. Most recently prior to joining the Company, from December 2020 to July 2023, Mr. Zheng served as general manager of Shenzhen Mohan Communication Co., LTD. Prior to this, Mr. Zheng served as the deputy general manager of Broadway (Xiamen) Technology Co., Ltd. from May 2017 to November 2020. Before that, he served as the director and deputy general manager of Bangxun Technology Co., Ltd. from March 2011 to May 2017. Mr. Zheng also served as the general manager of Shenzhen Jiashitong Technology Co., Ltd. from June 2006 to May 2015. Mr. Zheng obtained his MBA in 2000 from the School of Management, Sun Yat-sen University in Guangzhou in China and his Master’s degree in electronic science and technology in 1994 from Chengdu University of Electronic Science and Technology in China.

Ms. Jiawen Lai, 38, is our Chief Financial Officer and has served in that role since February 2024. Ms. Lai holds a Certified Public Accountant Certificate in Australia and an American Certified Internal Auditor Certificate, and has over 15 years of experience in accounting and finance. From August 2022 to February 2023, Ms. Lai served as Chief Financial Officer of Guangzhou Yinggelun Trading Co., Ltd., a fashion e-commerce service company in China. From May 2021 to August 2021, Ms. Lai served as Chief Financial Officer of Hangzhou Yiqiqingchen Info&Tech Co., Ltd., an internet service platform for the service industry. From May 2019 to October 2020, Ms. Lai served as the General Manager of the Audit Center for Beihai Hexin Technology Group Co., Ltd., a large data risk control company using advanced Internet technology. In addition, from October 2014 to April 2019, Ms. Lai served as the IPO Listing Coordinator for Fanhua Financial Services Group of CNFinance Holdings Limited, a real estate company listed on the NYSE. Prior to this position, from May 2012 to May 2013, Ms. Lai served as the internal auditor for Delta Faucet Co., Ltd, a manufacturing company owned by Masco Corp. listed on NYSE. Ms. Lai obtained her Bachelor’s degree in accounting from Zhaoqing University in China in 2007. Upon graduating with her Bachelor’s degree in 2007, Ms. Lai began her career at KPMG as an auditor in Guangzhou. Ms. Lai received a Master’s degree from Nankai University in China in 2022.

Mr. Guangqing Hu, 58, has been our director since the incorporation of the Company. He was appointed as Chairman of the Board of Directors and Chief Technology Officer in February 2024. He has served as the director of the VIE since April 2018. Prior to his position with the VIE, Mr. Hu served as a director and chairman of Shenzhen Blockchain Information Co., Ltd. (“Blockchain Information”) from June 2015 to April 2018. Mr. Hu worked with Blockchain Information from June 2015 to March 2018. Mr. Hu also served as the director and chairman of Blockchain Technology (Shenzhen) Co., Ltd. from June 2015 to August 2017. Prior to this position, Mr. Hu served as general manager of Shenzhen Sixth Space Cloud Technology Co., LTD. from January 2013 to May 2015. In addition, from January 2008 to December 2009, Mr. Hu served as the director and chairman of Shenzhen Haisong Microelectronics Co., Ltd. (“Shezhen Haisong”). Prior to his position with Shenzhen Haisong, from October 2006 to December 2007, Mr. Hu served as the director and chairman of Shenzhen Pengxin Technology Co., Ltd. Mr. Hu also held the following positions outside of the Company: the Executive Vice President of Shenzhen Civil-Military Integration Development Association, Expert Consultant at the Business Model Research Institute of China Academy of Management Sciences, Vice President of Guangdong High-Tech Industry Association, and Executive Vice President of Shenzhen Information Service Industry Blockchain Association. Mr. Hu obtained his Bachelor’s degree in applied physics from the National University of Defense Technology in China in 1988.

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Mr. Oliver Yucheng Chen, 44, will be appointed as our independent director upon the effectiveness of the registration statement of which this prospectus forms a part and will be a member of the audit committee, the compensation committee, and the nominating and corporate governance committee. Mr. Chen has more than a decade of experience as a senior finance executive. From April 2020 to present, Mr. Chen serves as the chief financial officer of Digifinex Limited. From February 2020 to February 2022, Mr. Chen served as the chief financial officer of Asset Pro. Prior to his position with Asset Pro, Mr. Chen served as the chief strategy officer for Qutoutiao Inc., a company in the mobile Internet industry, from August 2018 to February 2020. From April 2014 to February 2020, Mr. Chen was a co-founding partner of Innotech Capitals where he led and executed large transactions. In addition, from June 2012 to April 2014, Mr. Chen served as chief financial officer of Shanda Interactive Entertainment Ltd. Previously, Mr. Chen worked as an Asia audit director of PepsiCo from 2009 to 2011, at KPMG in the U.S. from 2004 to 2009, and at Deloitte in the U.S. from 2001 to 2004. Mr. Chen obtained his Bachelor’s degree in economics from the University of Michigan in 2000. Mr. Chen obtained his Master’s degree in accounting/finance from the University of Michigan in 2001.

Mr. Xiaosha Hu, 42, will be appointed as our independent director upon the effectiveness of the registration statement of which this prospectus forms a part and will be a member of the audit committee, the compensation committee, and the nominating and corporate governance committee. From November 2021 to current, Mr. Xiaosha Hu serves as the Head of Investment Research for Bi'An Investment (Shenzhen) Co., Ltd. From August 2017 to November 2021, Mr. Xiaosha Hu served as the Deputy General Manager of Shenzhen Morui Technology Co., Ltd., a start-up innovative technology company. In addition, from December 2011 to August 2017, Mr. Xiaosha Hu served as the Head of the China Department for the Shenzhen Romashi Technology Co., Ltd., a power supply company. Mr. Xiaosha Hu graduated from Northwest University of Technology in China in 2017 with a major in business administration.

Ms. Shaomei Zhang, 41, will be appointed as our independent director upon the effectiveness of the registration statement of which this prospectus forms a part and will be a member of the audit committee, the compensation committee, and the nominating and corporate governance committee. Ms. Zhang is an International Certified public Accountant and has held leadership positions since graduating with her Master’s degree in 2018. From December 2021 to present, Ms. Zhang served as the person in charge of the International Exchange Center in Nanshan District, Shenzhen, Guangdong Province, China. From May 2018 to December 2021, Ms. Zhang served as the deputy director of the Center for the Shekou Street Overseas Personnel Management Service Center. In addition, from February 2015 to May 2018, Ms. Zhang served on the staff of the Shekoou Street Shenzhen Bay Community Party and Mass Service Center. Prior to this position, Ms. Zhang served as a staff member to the Party-mass Service Center of Haichang Community, Shekou Street from January 2013 to February 2015. Ms. Zhang obtained her Bachelor’s degree in English from Jiangxi Qinglin College in China in 2006. In 2018, Ms. Zhang graduated from Tianjin University in China with a major in financial management.

Employment Agreements and Indemnification Agreements

At or near the time of the initial public offering, we intend to enter into employment agreements with our executive officers. Each of our executive officers shall be employed for a continuous term unless terminated in accordance with the provisions of such employment agreement.

At or near the time of the initial public offering, we intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we anticipate that we will agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company to the fullest extent permitted by law, with certain limited exceptions.

Board of Directors

Our Board of Directors will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed, no share qualification shall be required. Our directors do not have a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the Board of Directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

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Audit Committee

Our audit committee will consist of Mr. Chen, Mr. Xiaosha Hu, and Ms. Zhang. Mr. Chen will be the chairman of our audit committee. We have determined that Mr. Chen, Mr. Xiaosha Hu, and Ms. Zhang satisfy the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of this offering. Our Board of Directors has also determined that Mr. Chen qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq listing rules.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full Board of Directors; and

•	performing such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Compensation Committee

Our compensation committee will consist of Mr. Chen, Mr. Xiaosha Hu, and Ms. Zhang. Ms. Zhang will be the chairman of our compensation committee. We have determined that Mr. Chen, Mr. Xiaosha Hu, and Ms. Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq listing rules.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Guangqing Hu, Our Director and Chief Technology Officer, may not be present at any committee meeting during which his compensation is deliberated

The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	reviewing and recommending to the Board of Directors for determination with respect to the compensation of our non-employee directors;

•	reviewing and making recommendations to the Board of Directors with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. Chen, Mr. Xiaosha Hu, and Ms. Zhang. Mr. Xiaosha Hu will be the chairman of our nominating and corporate governance committee. We have determined that Mr. Chen, Mr. Xiaosha Hu, and Ms. Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq listing rules.

The nominating and corporate governance committee will assist the Board of Directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our Board of Directors, or for appointment to fill any vacancy;

•	reviewing annually with our Board of Directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our Board the Directors to serve as members of committees;

•	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•	making recommendations to our Board of Directors on corporate governance matters and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith with what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law.

In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our Board of Directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers; and

•	exercising the borrowing powers of our Company and mortgaging the property of our Company.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board of Directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our Board of Directors, is absent from meetings of our Board of Directors for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles of Association.

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Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the Memorandum and Articles of Association, as amended from time to time, or the Nasdaq listing rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at, or prior to, its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect.

Under our Amended and Restated Memorandum and Articles of Association to be adopted upon the closing of this offering, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against:

(a)	all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty; and
(b)	Without limited to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or office in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Compensation of Directors and Executive Officers

For the years ended September 30, 2023 and 2024, respectively, we paid an aggregate of approximately RMB[ ] (approximately US$[ ]) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

The VIE is required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

Family Relationships

None of our other Directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

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Controlled Company

Following the completion of this offering, our founder, Chief Technology Officer, Director, and Chairman of the Board of Directors, Mr. Guangqing Hu will beneficially own 3,285,450 Ordinary Shares, representing 73.01% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the Underwriter does not exercise its over-allotment option, or [•]% of our total voting power. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our director nominees be selected or recommended solely by independent directors; and

•	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we may elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Our controlling shareholder will have substantial control over corporate matters after this offering.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our Board of Directors, which is currently comprised of four directors, has been making all determinations regarding executive officer compensation from the inception of the Company. When our Compensation Committee has been established, it will be making all determinations regarding executive officer compensation (please see below).

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

•	each of our directors and executive officers who beneficially own our Ordinary Shares;

•	our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 50,000,000 Ordinary Shares outstanding as of the date of this prospectus (reflecting a 10,000-for-1 forward split of our Ordinary Shares approved by our shareholders and board of directors on February 19, 2024). Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering, assuming no exercise of the Underwriter’s over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have four shareholders of record, none of whom are located in the United States. We will be required to have at least 300 “round lot shareholders” at closing in order to satisfy the Nasdaq listing standards. For purposes of determining the number of “round lot shareholders,” the number of beneficial holders will be considered in addition to holders of record.

	Ordinary Shares		Ordinary Shares
	Beneficially Owned		Beneficially Owned
	Prior to this Offering		After this Offering

	Number	Percent	Number	Percent
Directors and Executive Officers (1):
Guangqing Hu (2)	36,505,000	73.01%		[ ]%
Chief Technology Officer and Chairman of the Board of Directors
Zhiwei Zheng	0	0%		0%
Chief Executive Officer
Jiawen Lai	0	0%		0%
Chief Financial Officer
Oliver Yucheng Chen	0	0%		0%
Independent Director
Xiaosha Hu	0	0%		0%
Independent Director
Shaomei Zhang	0	0%		0%
Independent Director
All directors and executive officers as a group (6 individuals):	36,505,000	73.01%%		[ ]%
5%+ Shareholders:
Zerolimit Digital Technology Limited (3)	36,505,000	73.01%		[ ]%
Zerolimit Excellence Limited (4)	5,500,000	11%		[ ]%
Zerolimit Power Limited (5)	5,500,000	11%		[ ]%

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(1)	Unless otherwise indicated, the business address of the individuals is 20F, Haowei Technology Building, No.8 Keji South Road, High-tech Industrial Park South District, Nanshan District, Shenzhen, China.
(2)	73.01% represents 36,505,000 Ordinary Shares held by Zerolimit Digital Technology Limited, a British Virgin Islands limited company 100% owned by Guangqing Hu; the registered address of Zerolimit Digital Technology Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
(3)	Represents 36,505,000 Ordinary Shares held by Zerolimit Digital Technology Limited, a British Virgin Islands limited company 100% owned by Guangqing Hu; the registered address of Zerolimit Digital Technology Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
(4)	Represents 5,500,000 Ordinary Shares held by Zerolimit Excellence Limited, a British Virgin Islands limited company 100% owned by Kai Hu, our former director and nephew of Mr. Guangqing Hu, former director of our Company and an employee of the VIE; the registered address of Zerolimit Excellence Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
(5)	Represents 5,500,000 Ordinary Shares held by Zerolimit Power Limited, a British Virgin Islands limited company 100% owned by Jian Gang, our former director; the registered address of Zerolimit Power Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

As of the date of this prospectus, none of our Ordinary Shares are held by record holders in the United States. None of our shareholders have informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. See “Description of Share Capital — History of Share Capital” for a description of issuances of our Ordinary Shares that have resulted in significant changes in ownership held by our major shareholders.

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RELATED PARTY TRANSACTIONS

Except as set forth below, during our preceding three financial years up to the date of this prospectus, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We have not established a related party management system.

Contractual Arrangements with the VIE and the VIE Shareholders

The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE. For a description of these contractual arrangements, see “Corporate History and Structure — the VIE Agreements.”

Relationship with Liaoning Pulian

Liaoning Pulian Suyuan Health Technology Information Consulting Co., Ltd. (“Liaoning Pulian”) is a related party of the Company. Gang Jian serves as a senior executive of Liaoning Pulian, and these related relationships have been confirmed by the accountant hired by the Company.

Related Party Lending

We previously had a lending arrangement with Zerolimit Digital. However, as of the date of this prospectus, all such credit arrangements have been retired and there are no related party amounts currently due, payable or outstanding.

Employment Agreements

See “Management— Employment Agreements and Indemnification Agreements.”

Equity Incentive Plans

The Company currently has no equity incentive plan in place.

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Material Transactions with Related Parties

The VIE has a series of licensing agreements and a trademark authorization agreement (described below) with ZeroLimit Digital Technology Co., Ltd..

A Software Licensing Agreement by and between the VIE (Zhenglian Technology (Shenzhen) Co, Ltd.) and ZeroLimit Digital Technology Co., Ltd. (“Zerolimit Digital”) for Zerolimit Digital’s use of distributed cloud disk software held by the VIE from March 1, 2024 to February 28, 2025 for an authorization fee of 1,000,000.00 RMB and a monthly fee of 80,000.00 RMB.

A Software Licensing Agreement by and between the VIE (Zhenglian Technology (Shenzhen) Co, Ltd.) and Zerolimit Digital for Zerolimit Digital’s use of distributed domain name software held by the VIE from March 1, 2024 to February 28, 2025 for an authorization fee of 35,000.00 RMB and a monthly fee of 2,500.00 RMB.

A Software Licensing Agreement by and between the VIE (Zhenglian Technology (Shenzhen) Co, Ltd.) and Zerolimit Digital for Zerolimit Digital’s use of the Rushujiazhen software held by the VIE from March 1, 2024 to February 28, 2025 for an authorization fee of 1,540,000.00 RMB and a monthly fee of 180,000.00 RMB.

A Software Licensing Agreement by and between the VIE (Zhenglian Technology (Shenzhen) Co, Ltd.) and Zerolimit Digital for Zerolimit Digital’s use of the Hua Shengren software held by the VIE from March 1, 2024 to February 28, 2025 for an authorization fee of 1,000,000.00 RMB and a monthly fee of 75,000.00 RMB.

A Trademark Authorization Agreement by and between the VIE (Zhenglian Technology (Shenzhen) Co, Ltd.) and Zerolimit Digital for the VIE’s use of trademarks held by Zerolimit Digital from January 1, 2021 to December 31, 2025 for free.

In addition, we have an accounts receivable from Liaoning Pulian, a PRC limited company whereby Mr. Jian Gang, a former director of our Company and an indirect shareholder with a 11% ownership interest through his wholly owned company, Zerolimit Power Limited, a British Virgin Islands limited company. Mr. Gang is also an 11% owner of the VIE. The accounts receivable from Liaoning Pulian had an outstanding balance of US$1,297,265 as of the year ended September 30, 2023. This amount has been fully settled subsequently in December 2023.

The Company had a goods purchasing arrangement with Zerolimit Cloud Business (Shenzhen) Co., Ltd. during 2022, previously known by the former name Zerolimit Liquor (Shenzhen) Co., Ltd.

According to the “Software Authorization Agreement” provided by the Company, Zhenglian Shenzhen authorizes Zerolimit Digital to use its software. There are four software products Zerolimit Digital is authorized to use pursuant to such agreement, among which include the Huashengren application software and Rushu Jiazhen software, distributed mobile applications. In addition, according to Guangqing Hu, Zhenglian Shenzhen does not operate the above-mentioned software on its own and will not develop its own software in the future.

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According to the “Software Authorization Agreement” provided by the Company, Zhenglian Shenzhen has authorized Zerolimit Digital to use its software. The four software products released by the company are as follows:

No.	Licensor	Licensee	Software Name	Contract Period	Pricing Method
1	Zhenglian Technology (Shenzhen) Co, Ltd.	ZeroLimit Digital Technology Co., Ltd.	Distributed domain name software 分布式域名	March 1, 2024 to February 28, 2025	an authorization fee of 240,000.00 RMB

2	Zhenglian Technology (Shenzhen) Co, Ltd.	ZeroLimit Digital Technology Co., Ltd.	Distributed cloud disk software 分布式云盘	March 1, 2024 to February 28, 2025

3	Zhenglian Technology (Shenzhen) Co, Ltd.	ZeroLimit Digital Technology Co., Ltd.	Huashengren application software 花生仁DMAPP软件	March 1, 2024 to February 28, 2025

4	Zhenglian Technology (Shenzhen) Co, Ltd.	ZeroLimit Digital Technology Co., Ltd.	Rushu Jiazhen software 如数家珍DMAPP 软件	March 1, 2024 to February 28, 2025

The top 3 customers for the fiscal year ended September 30, 2023 are the following (1) Liaoning Pulian Suyuan Health Technology Information Consulting Co., Ltd. (Liaoning Pulian) (2) Shenzhen Jisu Distributed Network Technology Co., Ltd. (Shenzhen Jisu) (3) Zerolimit Digital Technology Co., Ltd. (Zerolimit Digital).

Zerolimit Digital is the VIE’s domestic parent company which has signed software authorization agreements for the use of four software products developed by the VIE.

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Amended and Restated Memorandum and Articles of Association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our Amended and Restated Memorandum and Articles of Association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on February 2, 2023. A Cayman Islands exempted company:

•	is a company that conducts its business mainly outside the Cayman Islands;
•	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);
•	does not have to hold an annual general meeting;
•	does not have to make its register of members open to inspection by shareholders of that company;
•	may obtain an undertaking against the imposition of any future taxation;
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value $0.0001 each. As of the date of this prospectus, there are 50,000,000 Ordinary Shares issued and outstanding. Subject to the provisions of the Cayman Companies Act and our Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [•] Ordinary Shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in [•], on or about [•].

Listing

We have applied to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “ZDAN.”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [•], at [•].

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Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

•	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and
•	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote, for the avoidance of doubt, an individual who represents two or more shareholders, including a shareholder in that individual’s own right, that individual shall be entitled to a separate vote for each shareholder. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

•	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
•	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;
•	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
•	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

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Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

•	either alone or jointly with any other person, whether or not that other person is a shareholder; and
•	whether or not those monies are presently payable.

At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the Articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

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Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;
•	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and
•	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

•	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and
•	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq, our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our Board of Directors may also decline to register any transfer of such Ordinary Share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;
•	the instrument of transfer is in respect of only one class of Ordinary Shares;
•	the instrument of transfer is properly stamped, if required;
•	the Ordinary Share transferred is fully paid and free of any lien in favor of us;
•	any fee related to the transfer has been paid to us; and
•	the transfer is not more than four joint holders.

If our directors refuse to register a transfer of any Ordinary Shares of any class not listed on Nasdaq, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 clear days in any year.

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Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting, shall be reimbursed by us.

At least 5 clear days’ notice of any general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting, whether the meeting will be held virtually, at a physical place or both, if the meeting is to be held in any part at a physical place, the address of such place, if the meeting is to be held in two or more places, or in any part virtually, the Electronic Communication Facilities (as defined in the Articles) that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilize such Electronic Communication Facilities for the purposes of attending and participating in such meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors (if appointed).

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present at the meeting, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

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Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Articles, the office of a director may be terminated forthwith if:

•	he is prohibited by the law of the Cayman Islands from acting as a director;
•	he is made bankrupt or makes an arrangement or composition with his creditors generally;
•	he resigns his office by notice to us;
•	he only held office as a director for a fixed term and such term expires;
•	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;
•	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);
•	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or
•	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our Memorandum and Articles of Association, as amended from time to time, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our Memorandum or Articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

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The Board of Directors may establish any local or divisional board of directors or agency and delegate to ©t its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine, appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine, appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the Articles.

The Board of Directors may remove “any ’person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:
(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or
(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;
(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;
(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or
(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

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Capitalization of Profits

The directors may resolve to capitalize:

•	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or
•	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and
•	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

•	the names and addresses of our shareholders, and, a statement of the shares held by each member, which:
o	distinguishes each share by its number (so long as the share has a number);
o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;
o	confirms the number and category of shares held by each member; and
o	confirms whether each relevant category of shares held by a member carries voting rights under the Articles of the company, and if so, whether such voting rights are conditional;
•	the date on which the name of any person was entered on the register as a shareholder; and
•	the date on which any person ceased to be a shareholder.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s Articles.

The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a special resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are also statutory provisions that facilitate the reconstruction and amalgamation of companies provided that the arrangement is approved by (i) seventy-five percent (75%) in value of the shareholders or class of shareholders or (ii) a majority in number representing seventy-five percent (75%) in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

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While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice in the prescribed manner to any dissenting shareholders to require them to transfer such shares to the offeror on the terms of the offer, unless an application is made by the dissenting shareholder to the Court for an order otherwise within one month from the date on which the notice was given. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a take-over offer is made and accepted by holders of not less than 90% of the shares affected within four months, the offer may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder.

However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

•	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and Articles may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime or against the indemnified ’error’s own fraud, dishonesty, willful default or willful neglect.

Under our Amended and Restated Memorandum and Articles of Association, which will be adopted and become effective immediately prior to completion of this offering, provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former directors, including alternate director, secretary or officer, however, shall be indemnified in respect of any matter arising out of their own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as is permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association, to be adopted and become effective immediately prior to completion of this offering,

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty.

The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its Certificate of Incorporation (“Certificate of Incorporation”). The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the Memorandum and Articles of Association).

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in a company’s Articles.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s Certificate of Incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the Companies Act but our Amended and Restated Articles of Association do not provide for cumulative voting.

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Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the Certificate of Incorporation provides otherwise.

Removal of directors are governed by the terms of our Amended and Restated Articles of Association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its Certificate of Incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, interested director transactions are governed by the terms of a memorandum and articles of association, the directors of the company are also required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, such transactions must be entered into in the bona fide  best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its Certificate of Incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act and our Amended and Restated Memorandum and Articles of Association to be adopted and to become effective immediately prior to completion of this offering, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our Company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the Certificate of Incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association to be adopted and become effective immediately prior to completion of this offering, if our share capital is divided into more than one class of shares, the rights attaching to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate meeting of the holders of the shares of that class.

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Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s Certificate of Incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the Certificate of Incorporation, also be amended by the board of directors.

As permitted under the Companies Act and our Amended and Restated Memorandum and Articles of Association to be adopted and become effective immediately prior to completion of this offering, our Amended and Restated Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

Our Amended and Restated Memorandum and Articles of Association which will be adopted and become effective immediately prior to completion of this offering, do not limit the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our Ordinary Shares have been paid. In addition, our Amended and Restated Memorandum and Articles of Association do not stipulate the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our Memorandum and Articles of Association, the register of mortgages or charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual reports containing audited financial statements. See “Where You Can Find Additional Information.”

Anti-Money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

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For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) a police constable or a nominated officer (pursuant to Terrorism Act (Revised) of the Cayman Islands), or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands - Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

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We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”, which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

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History of Share Capital

Share Transfer and Allotment in February 2023

(i) Zerolimit Cayman was incorporated on February 2, 2023, and Ogier Global Subscriber (Cayman) Limited received 1 Ordinary Share as the subscriber.

(ii) On February 2, 2023, Ogier Global Subscriber (Cayman) Limited transferred 1 Ordinary Share to Zerolimit Digital Technology Limited.

Transferor	Transferee	Number of Ordinary Shares
Ogier Global Subscriber (Cayman) Limited	Zerolimit Digital Technology Limited	1.00

(iii) On February 2, 2023, we issued 4,999 Ordinary Shares to our founding shareholders as below:

Allottee	Number of Ordinary Shares*	Consideration
Zerolimit Digital Technology Limited	3,649.50	$3,649.50
Zerolimit Excellence Limited	550	$550.00
Zerolimit Power Limited	550	$550.00
Zerolimit Virtue Limited	249.50	$249.50
Total	4,999	$4,999.00

Ordinary Share Split on February 19, 2024

On February 19, 2024, our shareholders and Board of Directors approved a forward split of our outstanding Ordinary Shares at a ratio of 10,000-for-1 share. Following the forward split, our Company’s authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, there were 50,000,000 Ordinary Shares issued and outstanding, as set forth below:

Allottee	Number of Ordinary Shares*	Consideration
Zerolimit Digital Technology Limited	36,505,000	$3,650.50
Zerolimit Excellence Limited	5,500,000	$550.00
Zerolimit Power Limited	5,500,000	$550.00
Zerolimit Virtue Limited	2,495,000	$249.50
Total	50,000,000	$5,000.00

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SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we have applied to list our Ordinary Shares on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares held by public shareholders representing approximately [•]% of our Ordinary Shares in issue if the Underwriter does not exercise their over-allotment option, and approximately [•]% of our Ordinary Shares in issue if the Underwriter exercises their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

See “Underwriting—Lock-Up Agreements” for more information.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of Ordinary Shares then outstanding, which will equal approximately [•] Ordinary Shares immediately after this offering (or [•] Ordinary Shares if the Underwriter exercises its option to purchase additional Ordinary Shares in full); or

•	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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TAXATION

The following summary of Cayman Islands, PRC, Hong Kong and United States federal income tax considerations of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under U.S. state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Global Law Office, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

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According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

In addition, the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, which became effective in September 2011, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that our Cayman Islands holding company, Zerolimit Cayman, is not a PRC resident enterprise for PRC tax purposes. Zerolimit Cayman is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes, even if the conditions for “de facto management body” prescribed in the Circular 82 are applicable. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our Company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

If the PRC tax authorities determine that Zerolimit Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Ordinary Shares. In addition, non-resident enterprise shareholders (including the holders of Ordinary Shares) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including the holders of Ordinary Shares) may be subject to 20% PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise (which in the case of dividends may be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets, may report to the relevant tax authority such indirect transfer, and PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such indirect transfer, may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

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Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

•	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

•	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenues is directly or indirectly derived from PRC territories;

•	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

•	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016, became effective on May 1, 2016 and as amended on July 1, 2017, January 1, 2018 and April 1, 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our mainland China subsidiary, the VIE and its subsidiary are subject to VAT, at a rate of 6% to 17% on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, promulgated on April 4, 2018 and effective since May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, promulgated on March 20, 2019 and effective since April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

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Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by HK Zerolimit to the Company.

Capital gains and profit tax

The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate of 8.25% on assessable profits up to $2,000,000 and 16.5% on any part of assessable profits over $2,000,000 for corporate taxpayers, as at the date of this prospectus. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% (commencing from August 1, 2021) on the higher of the consideration for, or the market value of, the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

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Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a market-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities (including private foundations);

•	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•	investors that have a functional currency other than the U.S. dollar; and

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

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The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

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Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE for accounting purposes because we have met the conditions under U.S. GAAP to consolidate the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

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A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

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Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

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UNDERWRITING

We expect to enter into an underwriting agreement with Prime Number Capital LLC, which will be acting as the Underwriter and the sole book-running manager of this public offering. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to issue and sell to the Underwriter the number of Ordinary Shares as indicated below:

Underwriter	Number of Ordinary Shares
Prime Number Capital LLC	[•]
Total

The underwriting agreement will provide that the obligations of the Underwriter are subject to certain conditions precedent such as the receipt by the Underwriter of officers’ certificates and legal opinions and approval of certain legal matters by its counsel. Pursuant to the terms of the underwriting agreement, we expect to indemnify the Underwriter and certain of its controlling persons against certain liabilities including liabilities under the Securities Act.

The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The Underwriter is obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the Underwriter is not required to take or pay for the Ordinary Shares covered by the Underwriter’s over-allotment option to purchase additional Ordinary Shares described below.

The Underwriter is expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. The Underwriter may pay broker-dealers a solicitation fee with respect to any securities placed by it.

Over-Allotment Option

We have granted to the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 15% of the total number of Ordinary Shares from us at the initial public offering price, less underwriting discounts. To the extent that option is exercised, the Underwriter will be obligated, subject to certain conditions, to purchase a specific number of additional Ordinary Shares.

Discounts and Expenses

The underwriting discounts are equal to seven percent (7.00%) of the initial public offering price for the Ordinary Shares sold.

The Underwriter has advised us that it proposes to offer the Ordinary Shares to the public at the public offering price and to certain dealers. After the initial public offering, the Underwriter may change the initial public offering price and other selling terms.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds, before expenses, to us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s over-allotment option to purchase additional Ordinary Shares.

	Per Ordinary Share			Total
	Without Exercise of Over- Allotment Option		With Full Exercise of Over- Allotment Option	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Initial public offering price	$	$		$	$
Underwriting discounts to be paid by us	$	$		$	$
Proceeds to our Company before expenses	$	$		$	$

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We estimate expenses payable to us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[•]. We have agreed to pay to the Underwriter a non-accountable fee of 1% of the aggregate offering amount upon closing of this offering. We have also agreed to reimburse the Underwriter for all of its reasonable out-of-pocket expenses, including but not limited to reasonable fees and expenses of its legal counsel, roadshow expenses, background check fee, offering materials, and necessary travel expenses in an aggregate amount not to exceed $200,000 in connection with the offering. We have advanced $50,000 to the Underwriter (the “Advance”). The Advance will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Listing

We plan to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ZDAN.” At this time, we have not yet applied to Nasdaq to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Underwriter’s Warrants

In addition, we have agreed to issue warrants to the Underwriter to purchase a number of Ordinary Shares equal to five percent (5%) of the total number of Ordinary Shares sold in this offering, including shares issued pursuant to the exercise of the over-allotment option (the “Underwriter’s Warrants”). Such warrants shall have an exercise price equal to 125% of the offering price of the Ordinary Shares sold in this offering. The Underwriter’s Warrants will be exercisable, commencing six months from the effective date of offering, and will expire on the fifth anniversary of the commencement of sales under this offering. The Underwriter’s Warrants and the underlying Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter’s Warrants nor any of our Ordinary Shares issued upon exercise of the Underwriter’s Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of six (6) months beginning on the date of commencement of sales under this offering. In addition, although the Underwriter’s Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter’s Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Underwriter’s Warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D). The sole demand registration right provided will not be greater than five years from the commencement of sales of the public offering in compliance with FI© Rule 5110(g)(8)(C). The warrants will have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F). The Company will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders.

The exercise price and number of Ordinary Shares issuable upon exercise of the Underwriter’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation.

Right of First Refusal

We have granted the Underwriter a right of first refusal (“ROFR”) to act as lead or joint investment banker, lead or joint bookrunner and/or lead or joint placement agent, for each and every future public and private equity and debt offering which we undertake (each, a “Subject Transaction”). The ROFR expires 24 months after the closing of this offering or the termination of the engagement letter entered into by and between the Company and the Underwriter on February 20, 2023. The ROFR shall be contingent upon the written agreement by the Underwriter to participate in any Subject Transaction upon the terms and conditions which should contain reasonable and customary fees for transactions of similar size and nature; provided, however, that in no event shall the Underwriter’s fees be less than the amount in this offering.

Lock-Up Agreements

We have agreed, subject to certain exceptions, not to, without the prior written consent of the Underwriter, directly or indirectly, for a period of 180 days after the date of the underwriting agreement: sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares, without the prior written consent of the Underwriter.

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Furthermore, each of our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares will enter into a similar lock-up agreement for a period of 180 days from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the Underwriter. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, is our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the Underwriter may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the Underwriter under option to purchase additional Ordinary Shares. The Underwriter can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The Underwriter may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The Underwriter must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

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Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Underwriter has represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

169

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The Ordinary Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

170

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

171

Taiwan. The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom. An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the Underwriter in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel. This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

172

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance payable to the Underwriter, expected to be incurred in connection with this offering. Except for the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	$	[•]
Nasdaq Capital Market listing fee	$	[•]
Financial Industry Regulatory Authority Inc. Filing Fee	$	[•]
Legal fees and expenses	$	[•]
Accounting fees and expenses	$	[•]
Transfer agent expenses	$	[•]
Miscellaneous expenses	$	[•]
Total Expenses	$	[•]

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Prudentia Law Corporation with respect to certain legal matters as to United States federal securities law. The Underwriter is being represented by Kaufman & Canoles, P.C., Richmond, Virginia, with respect to certain legal matters as to United States federal securities laws. Kaufman & Canoles may rely upon Leaqual (Shanghai) Law Firm with respect to matters governed by PRC law. The validity of our Ordinary Shares offered in this offering will be passed upon for us by Ogier, our Cayman Islands counsel. Certain legal matters as to PRC law will be passed upon for us by Global Law Office. Certain legal matters as to Hong Kong law will be passed upon for us by China Legal Service (Hong Kong) Limited. Prudentia Law Corporation may rely upon Ogier with respect to matters governed by Cayman Islands law, China Legal Service (Hong Kong) Limited with respect to matters governed by Hong Kong law, and Global Law Office with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Zerolimit Technology Holding Co. Ltd. as of and for the fiscal years ended September 30, 2024 and 2023 have been included in this prospectus in reliance upon the report of TPS Thayer, LLC, an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting. The office of TPS Thayer LLC is located at 1600 Hwy. 6, Suite 100, Sugar Land, TX 77478.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read the registration statement and the exhibits and schedules thereto for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic issuers in the United States whose securities are registered under the Exchange Act.

However, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by domestic issuers in the United States.

173

ZEROLIMIT TECHNOLOGY HOLDING CO. LTD. AND SUBSIDIARIES

TABLE OF CONTENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Zerolimit Technology Holding Co. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zerolimit Technology Holding Co. Ltd. (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the’ Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, TX

January 10, 2025

F-2

ZEROLIMIT TECHNOLOGY HOLDING CO., LTD

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

	September 30, 2024	September 30, 2023
Assets
Current assets:
Cash and cash equivalents	$105,706	$1,641,922
Accounts receivable, net	3,316,811	143,126
Accounts receivable - related parties	2,781	152,196
Inventories	114,992	140,244
Deferred IPO costs	2,167,517	1,850,000
Prepayments and other current assets	4,398,363	2,075,869
Total current assets	10,106,170	6,003,357

Property and equipment, net	541,304	739,855
Intangible assets, net	1,557,446	1,658,460
Lease right-of-use (ROU) assets	1,065,514	1,453,644
Deferred tax assets	91,073	79,855
Other assets	97,709	93,981
Total assets	$13,459,216	$10,029,152
Liabilities and shareholders’ equity
Current liabilities:
Short term bank loan	$712,494	$411,184
Accounts payable	41,296	10,950
Contract liabilities	420,756	363,433
Accrued expenses and other current liabilities	213,576	236,902
Taxes payable	805,283	403,291
Due to the related parties	244	4,112
Operating lease liabilities - current	500,124	440,787
Total current liabilities	2,693,773	1,870,659
Commitments and contingencies
Operating lease liabilities - noncurrent	685,585	1,140,465
Shareholders’ equity:
Ordinary Share*, ($0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares issued and outstanding as of September 30, 2024 and 2023)	5,000	5,000
Share Subscription Receivables	(5,000)	(5,000)
Additional paid-in capital	2,953,991	2,953,991
Statutory surplus reserves	938,310	667,183
Retained earnings	6,343,228	3,903,080
Accumulated other comprehensive income	(155,671)	(506,226)
Total shareholders’ equity	10,079,858	7,018,028
Total liabilities and shareholders’ equity	$13,459,216	$10,029,152

*The shares and per share data are presented on a retroactive basis to reflect the stock split

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ZEROLIMIT TECHNOLOGY HOLDING CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

	2024	2023
Revenues
Software - Perpetual License	$5,270,682	$3,572,917
Software - Perpetual License with related parties	201,111	1,472,704
Sub-total Software - Perpetual License	5,471,793	5,045,621
Software- Term License	–	40,124
Software- Term License with related parties	434,369	594,922
Sub-total Software -Term License	434,369	635,046
Total revenues	5,906,162	5,680,667
Cost of revenues	1,525,402	1,493,303
Gross profit	4,380,760	4,187,364

Operating expenses:
Selling and marketing	574,417	581,299
General and administrative	1,260,104	1,282,391
Research and development expenses	47,909	124,100

Total operating expenses	1,882,430	1,987,790

Income from operations	2,498,330	2,199,574

Other income (expense)
Government subsidies	450,450	534,410
Other income	–	17,042
Interest income(expense),net	(10,151)	29,694
Total Other income	440,299	581,146

Income before income tax	2,938,629	2,780,720

Income tax expense	227,354	257,868

Net income	$2,711,275	$2,522,852

Comprehensive income:
Net income	2,711,275	2,522,852
Foreign currency translation adjustments	350,555	(208,960)
Comprehensive income	$3,061,830	$2,313,892

Weighted average number of ordinary shares outstanding – basic and diluted	$50,000,000	$50,000,000
Earnings per ordinary share – basic and diluted	$0.054	$0.050

The accompanying notes are an integral part of these consolidated financial statements.

F-4

ZEROLIMIT TECHNOLOGY HOLDING CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted

	Shares	Amount	Share Subscription Receivables	Additional Paid-in Capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance at September 30, 2022	50,000,000	$5,000	(5,000)	$2,715,878	$414,898	$1,632,513	$(297,267)	$4,466,022

Shareholder's contribution	–	–	–	238,113	–	–	–	238,113
Statutory Reserve	–	–	–	–	252,285	(252,285)	–	–
Foreign currency translation loss	–	–	–	–	–	–	(208,959)	(208,959)
Net income	–	–	–	–	–	2,522,852	–	2,522,852
Balance at September 30, 2023	50,000,000	$5,000	(5,000)	$2,953,991	$667,183	$3,903,080	$(506,226)	$7,018,028

Statutory Reserve	–	–	–	–	271,127	(271,127)	–	–
Foreign currency translation gain	–	–	–	–	–	–	350,555	350,555
Net income	–	–	–	–	–	2,711,275	–	2,711,275
Balance at September 30, 2024	50,000,000	$5,000	(5,000)	$2,953,991	$938,310	$6,343,228	$(155,671)	$10,079,858

The accompanying notes are an integral part of these consolidated financial statements.

F-5

ZEROLIMIT TECHNOLOGY HOLDING CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

	September 30, 2024	September 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,711,275	$2,522,852
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	396,689	293,382
Amortization of operation lease right-of-use assets	434,244	428,515
Provision for credit loss	62,731	157,656
Deferred tax benefits	(7,841)	(19,707)
Change in operating assets and liabilities:
Accounts receivable	(3,148,630)	(305,708)
Accounts receivable - related parties	151,423	(157,432)
Prepayment and other current assets	(2,182,082)	(1,997,587)
Deferred IPO costs	(237,797)	(1,913,653)
Inventories	30,017	(145,070)
Accounts payable	29,137	(31,395)
Contract Liabilities	41,793	(46,154)
Operating lease liabilities	(446,396)	(422,663)
Other payable and accrued liabilities	(35,803)	(35,443)
Taxes payable	375,988	279,197
Net cash used in operating activities	(1,825,252)	(1,393,210)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, and equipment	–	(36,252)
Capitalized Software Development Costs	(12,210)	(593,670)
Net cash used in investing activities	(12,210)	(629,922)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term bank loan	694,028	425,332
Proceeds from shareholders	–	238,113
Loan from related parties	13,881	1,458,321
Repayment of short term bank loan	(416,417)	–
Repayment to related parties loan	(13,881)	(663,669)
Net cash provided by financing activities	277,611	1,458,097

Effect of exchange rate changes on cash and cash equivalents	23,634	(42,894)
Net decrease in cash, cash equivalents	$(1,536,217)	$(607,929)

Cash, cash equivalents at beginning of year	1,641,923	2,249,852
Cash, cash equivalents at end of year	105,706	1,641,923

Supplemental disclosure of cashflow information
Cash paid for income tax	$–	$–
Cash paid for interest expense	$23,932	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-6

ZEROLIMIT TECHNOLOGY HOLDING CO., LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Zerolimit Technology Holding Co. Ltd. (“Zerolimit” or the “Company”), is a holding company incorporated under the laws of the Cayman Islands on February 2, 2023, as an exempted company with limited liability. The Company has no substantive operations other than holding all of the outstanding share capital of Zerolimit Technology Holding Co., Limited (“Zerolimit HK”) established under the laws of Hong Kong on March 13, 2023.

Zerolimit Technology Holding Co. Limited is also a holding company holding all of the outstanding equity of Zerolimit Holdings (Shenzhen) Co., Ltd. (“Shenzhen WFOE” or “WFOE”), which was established on May 22, 2023 under the laws of the People’s Republic of China (“PRC” or “China”).

Zhenglian Technology (Shenzhen) Co., Ltd. (“Shenzhen VIE” or “VIE”) is a limited liability company established under the laws of the People’s Republic of China (“PRC”) on August 28, 2017. Paid-in capital of Shenzhen VIE was approximately $2,953,991 (approximately RMB 20 million) as of September 30, 2024.

The Company, through its variable interest entity (“VIE”), and its subsidiaries, provides of distributed network infrastructure software products and solutions. The distributed network infrastructure software product of Shenzhen VIE enables users to efficiently establish distributed networks or migrate existing centralized applications to distributed networks.

On May 24, 2023, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of the Company prior to the reorganization. The Company, and Zerolimit HK were established as the holding companies of Shenzhen WFOE. Shenzhen WFOE is the primary beneficiary of Shenzhen VIE, and all of these entities included in the Company are under common control which results in the consolidation of Shenzhen VIE which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

a.      Subsidiaries

As of September 30, 2024, the detailed information of the Company and its consolidated subsidiaries and VIE are summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities

Zerolimit Technology Holding Co. Ltd. (“Zerolimit”)	February 2, 2023	100%	Cayman Islands	Investment holding
Zerolimit Technology Holding Co. Limited (“Zerolimit HK”)	March 13, 2023	100%	Hong Kong	Investment holding and sales and marketing
Zerolimit Holdings (Shenzhen) Co., Ltd. (“Shenzhen WFOE”)	May 22, 2023	100%	China	Technical consulting and support service
Zhenglian Technology (Shenzhen) Co., Ltd.(“Shenzhen VIE”)	August 28, 2017	0%	China	Software license and related services

F-7

b.      VIE agreements

The following is a summary of the VIE Agreements.

Powers of Attorney

Under the Powers of Attorney, dated May 24, 2023, executed by each VIE Shareholder, accepted by WFOE and acknowledged by the VIE, each of the VIE Shareholder irrevocably authorized ‘the WFO’'s designee, to (i) attend the shareholders’ meeting of the VIE and execute relevant shareholders’ resolutions on behalf of the VIE Shareholder, (ii) exercise all the VIE Shareholder’s right that the VIE Shareholder is entitled to under the PRC laws promulgated from time to time and the articles of association of the VIE amended from time to time, including but not limited to, shareholders’ rights to vote, sell, transfer, pledge or dispose of all or a portion of the equity interests in the VIE, (iii) appoint and elect, as the VIE Shareholder’s authorized representative, the legal representative, chairman of the board of directors, directors, supervisors, general managers and other senior managements, (iv) execute documents, meeting minutes and relevant filling documents in relation to the registration of the VIE kept by competent administrations of industry and commerce, and (v) exercise all voting rights on behalf of the VIE Shareholder when it is bankrupted. The powers of attorney will remain effective until the shareholders are no longer registered VIE Shareholders.

Equity Interest Pledge Agreement

On May 24, 2023, the VIE Shareholders and WFOE entered into an Equity Interest Pledge Agreement. Under this agreement, the VIE Shareholders pledged their equity interests in the VIE to WFOE to secure the performance of their obligations under the exclusive option agreement and the power of attorney, and the VIE’s payment obligations under the Exclusive Consulting and Services Agreement as described below. Without WFOE’s prior written consent, the VIE Shareholders shall not transfer the equity interests pledged thereunder or create any other pledge or encumbrance on such equity interests during the term of the equity interest pledge agreement. The equity interest pledge agreements remain effective unless otherwise terminated by WFOE in the event of material breach by the VIE, or terminated pursuant to other agreements entered into among all parties to the Equity Interest Pledge Agreement.

Spousal Consent

Pursuant to the Spouse Consent Letters dated May 24, 2023, the spouse of each applicable shareholder of the VIE unconditionally and irrevocably agreed that the equity interest in the VIE held by them and registered in their names will be disposed of pursuant to the Exclusive Consulting and Services Agreement, the Exclusive Option Agreement, the Equity Interest Pledge Agreement and the Powers of Attorney described above and below. Each of the signing spouse agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that any spouse obtains any equity interest in such VIE held by such shareholder for any reason, he or she agreed to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Exclusive Consulting and Services Agreement

On May 24, 2023, the VIE and WFOE entered into an exclusive service agreement (the “Exclusive Consulting and Services Agreement”), pursuant to which agreement WFOE will be the exclusive provider of services and support reasonably requested by the VIE, including enterprise management and training, technology research and development of [computer software, information system software] and related products and the sale and marketing of [computer software, information system software] and related products. Without WFOE’s written consent, the VIE shall not accept any technology consulting and services covered by the Exclusive Consulting and Services Agreement from any third party. The VIE agrees to pay service fees to WFOE on annual basis. In the event that the VIE fails to pay the service fee and other expenses in accordance with this agreement, the VIE shall additionally pay liquidated damage in an amount representing 0.05% late payment per day to WFOE. The service fees includes the compensation that WFOE shall be paid for the provision of consultancy and services. The VIE shall additionally pay liquidated damage in an amount representing 0.05% late payment per day to WFOE. The VIE’s relevant shareholders will pledge their equity interests in the VIE to WFOE to secure all service Fee, liquidated damages, actual expenses and indemnifications payable by the VIE under this agreement. The Exclusive Consulting and Services Agreement will remain effective indefinitely unless otherwise terminated by WFOE on such expiration date upon prior written notice or earlier terminated pursuant to other agreements entered into among all parties to the Exclusive Consulting and Services Agreement.

F-8

Exclusive Option Agreement

On May 24, 2023, the VIE Shareholders, the VIE and WFOE entered into an exclusive option agreement (the “Exclusive Option Agreement), pursuant to which the VIE Shareholders and the VIE granted WFOE or its designees an irrevocable and exclusive right to purchase (i) all the equity held by the VIE Shareholders in the VIE for the amount in proportion to their respective contributions to the registered capital of the VIE, and (ii) all assets of the VIE for the net book value of the relevant assets. If the lowest price permitted under PRC law is higher than the corresponding capital contribution of the transfer equity and/or the net book value of the purchased assets, the VIE Shareholders and/or the VIE shall pay all the remaining of the excess amount to WFOE after deducting all the taxes and fees required by the applicable PRC Law. The Exclusive Option Agreement further provides that the VIE Shareholders shall not dispose of or encumber any of their equity interests in the VIE without the prior written consent of WFOE, and the VIE shall not dispose of or transfer any of its assets or income or distribute any dividends to the VIE Shareholders in any manner. The Exclusive Option Agreement remains effective unless otherwise terminated by WFOE or terminated pursuant to other agreements entered into among all parties to the Exclusive Option Agreement.

As a holding company with no material operations of our own, the majority of our operations are conducted through the VIE in China pursuant to the VIE Agreements. The VIE Agreements were entered into by and among WFOE, the VIE, and the VIE’s shareholders and include the Powers of Attorney, Equity Interest Pledge Agreement, Exclusive Consulting and Services Agreement, Exclusive Option Agreement, and a Spousal Consent Letter. Due to PRC legal restrictions on foreign ownership in certain internet-related businesses we may explore and operate in the future, we do not have any direct equity ownership of the VIE. We control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, and we consolidate the VIE for accounting purposes only because we met the conditions under U.S. GAAP to consolidate the VIE. Pursuant to the VIE Agreements, the VIE shall pay service fees in an amount equivalent to all of its net income to WFOE, while WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance, has the obligation to absorb the expected losses of the VIE, and has the right to receive substantially all of the economic benefits of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes and must consolidate the VIE.

The Company’s total assets and liabilities presented in the accompanying consolidated financial statements represent substantially all of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities. The following financial statement amounts and balances of the VIE were included in the accompanying audited consolidated financial statements for the years ended September 30, 2024 and 2023;

	As of
	September 30,
	2024	2023

Current assets	$10,106,170	$6,003,357
Non-current assets	3,353,046	4,025,795
Total assets	$13,459,216	$10,029,152

Current liabilities	$2,693,773	$1,870,659
Non-current liabilities	685,585	1,140,465
Total liabilities	$3,379,358	$3,011,124

Net assets	$10,079,858	$7,018,028

F-9

	For the Fiscal Years Ended
	September 30,
	2024	2023

Total revenues	$5,906,162	$5,680,667
Cost of revenues	$(1,525,402)	$(1,493,303)
Income from operations	$2,498,330	$2,199,574
Net income	$2,711,275	$2,522,852

c.      Stock Split

On February 19, 2024, the shareholders and Board of Directors of the Company approved a forward split of our outstanding Ordinary Shares at a ratio of 10,000-for-1 share. Following the forward split, the Company’s authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As a result, as of the date hereof, there are 50,000,000 issued and outstanding ordinary shares of the Company, as set forth below:

Allottee	Number of Ordinary Shares*	Consideration
Zerolimit Digital Technology Limited	36,505,000	$3,650.50
Zerolimit Excellence Limited	5,500,000	$550.00
Zerolimit Power Limited	5,500,000	$550.00
Zerolimit Virtue Limited	2,495,000	$249.50
Total	50,000,000	$5,000.00

*The shares and per share data are presented on a retroactive basis to reflect the stock split

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of Zerolimit, its wholly owned subsidiaries and the VIE (collectively, the “Company”). All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimate and assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, the allowance for credit losses of accounts receivable, useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, and uncertain tax position.

F-10

Actual results could differ from these estimates.

Functional currency and foreign currency translation

The reporting currency of the Company is the United States dollar (“US$”). The Company’s operations are principally conducted through its subsidiaries in PRC in the local currency, Renminbi (RMB), as its functional currency. The functional currency of the Company’s entities incorporated in Hong Kong is the Hong Kong dollars (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities are translated at the exchange rate as quoted by the Federal Reserve at the balance sheet date. The statement of income accounts is translated at the average exchange rates for the periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $350,555 and ($208,960) as of September 30, 2024 and 2023, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of September 30,
	2024	2023

Period-end RMB: US$1 exchange rate	7.0176	7.2960
Period-average RMB: US$1 exchange rate	7.2043	7.0533

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased. The Company maintains most of its bank accounts in the PRC.

Accounts Receivable, net

Accounts receivable represent the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for credit losses. The Company reviews on a periodic basis for expected losses for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific provision of credit loss when it is considered necessary, based on (i) the Company’s specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

F-11

From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. After the Company’s assessment of CECL, no material difference was found comparing to the amount recorded in accordance with the previous method.

Inventories

The nature of the inventories includes raw materials and finished goods. The finished goods mainly include Smart Metaverse Box.

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted-average method.

The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory markdown may be required.

Prepayments, deposits and other current assets

Prepayments, deposits and other current assets mainly represents advances to suppliers and other receivables.

Advances to suppliers refers to advances for purchase of materials or other service agreements, which are applied against trade accounts payable when the materials or services are received. These advances are interest free, unsecured, short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would recognize expense in the period they are considered unlikely to be collected.

Deposits and other current assets mainly represents security deposits on rental and other miscellaneous receivables from staffs and subsidies receivables from governments.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Research and development equipment	5 years
Office and electronic equipment	5 years
Leasehold improvement	5 years

F-12

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of licensed software, patent right and software in development which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Licensed Software	10 years
Patent right	10 years

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2024 and 2023.

Deferred IPO cost

Deferred IPO cost consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, the deferred cost, as well as additional expenses to be incurred, will be charged to operations.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
•	Level 3 — inputs to the valuation methodology are unobservable.

F-13

The fair value of the Company’s financial instruments, including cash, accounts receivable, other receivables – related party, accounts payable, and other current liabilities, due to the related parties, and short-term bank loans, approximate their recorded values due to their short-term maturities as of September 30, 2023 and 2022.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the consolidated financial statements for the years ended September 30, 2024 and 2023 are presented under ASC 606. No practical expedients were used when adoption ASC 606 The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from software licensing and providing related services through its distribution network. The distributors are considered as customers.

The Company typically enter into purchase agreements with its distributors, which specify the cooperation scope, payment terms, rights and obligations of both parties, restrictive covenants, delivery terms, refunds or replacements, breach and termination, and dispute resolutions. The distributors make payment to the Company in accordance with the agreed-upon terms. After the payment has been received from the distributors, software products are delivered in accordance with the contractual obligations in the purchase agreements to the distributors through an activation code.

Additionally, after delivery of the software product, the Company works together with distributors to provide after-sales support and maintenance services. Revenue recognition policies for each type of revenue stream are as follow:

Software Perpetual License

The Company derives its software perpetual license revenue by selling software perpetual license and providing related services based on customers’ order. There are two performance obligations. Software license and related pre-installation debugging service is considered one performance obligation. Usually the physical possession of the software is transferred to the Customers immediately upon the delivery of software and the activation code. The activation codes are matched to debugged software only, so the debugging is not separable from the fulfillment of software license. Post-contract consulting (PCS), technical support and upgrade services are collectively considered as another performance obligation as these services are provided to customers on within 1 year of the transfer of software licenses. The transaction price is predetermined according to the contract price. Generally, the credit term is within three months. There is no other obligation in our contracts, such as return, refund or warranties. Software perpetual license and pre-installation debugging service revenue is recognized when control of the software is transferred to the distributors (i.e., when our performance obligation is satisfied at a point in time), which typically occurs immediately after delivery and installation is completed. Revenue derived from PCS service, technical support service and upgrade service are recognized over the contract period as these services are provided over the contract period and the performance obligation are satisfied over the contract period. Revenue derived from PCS service, technical support service and upgrade service are not material.

F-14

Software Term License

The Company derives its software term license revenue by authorizing software license and providing related technical support services within the contract period. For customer contracts that contain license and technical support services that are not considered distinct, both the license and technical support services are determined to be a single performance obligation and the revenue is recognized over time based upon the Company's efforts to satisfy the performance obligation.

Standalone Selling Price Estimate

The company allocated the contract price to both the software products and the service elements. The Company do not sell its installation service, post-contract consulting and training service, technical support service and upgrade service separately from its software license contract, so the price is not readily available. However, there are independent 3rd party engineers who provide similar services in the open market and the service prices are readily available in the market. The company applies adjusted market assessment approach to estimate the standalone selling price for each service. The price for software product is the total selling price deducted by the allocated amount to installation service, post-contract consulting and training service, technical support service and software upgrade service. There is no variable consideration for the contract price. Revenue derived from PCS service, technical support service and upgrade service are not material.

Principal and Agent Considerations

GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). The company controls the software and the service before it transfers to the customer. The company is a principal as it is primarily responsible for fulfilling the promise to provide the specified software and services. Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements.

Contract costs

Contract costs include contract acquisition costs and contract fulfillment costs which are all recorded within prepayments, deposits, and other assets in the consolidated balance sheets.

Contract acquisition costs consist of incremental costs incurred by the Company to originate contracts with customers. Contract acquisition costs, which generally include costs that are only incurred as a result of obtaining a contract, are capitalized when the incremental costs are expected to be recovered over the contract period. All other costs incurred regardless of obtaining a contract are expensed as incurred. Contract acquisition costs are amortized over the period the costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs relate. Contract fulfillments costs consist of costs incurred by the Company to fulfill a contract with a customer and are capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. Capitalized contract fulfillment costs generally include contracted services, direct labor, materials, and allocable overhead directly related to resources required to fulfill the contract. Contract fulfillment costs are recognized in cost of revenue during the period that the related costs are expected to contribute directly or indirectly to future cash flows, which is generally over the contract term, on a basis consistent with the transfer of goods or services to the customer to which the costs are related. There were no contract acquisition costs and fulfillment costs as of September 30, 2024 and 2023.

Contract balance

When a revenue contract has been performed, the Company presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Company’s performance and the customer’s payment. The contract assets consist of accounts receivable and deferred cost. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Deferred cost is deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers.

F-15

The contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Company’s revenue recognition criteria are met. For the years ended September 30, 2024 and 2023, the contract liabilities at the beginning of the reporting period, which amounted to $287,369 and $5,909,534 respectively, have been recognized as revenue during the years. The Company’s contract liability amounted to $420,756 and $363,433 as of September 30, 2024 and 2023, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

Government Subsidies

Government subsidies are recognized when received and all the conditions for their receipt have been met with no restrictions.

Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the years ended September 30, 2024 and 2023, the Company received government subsidies for value-added tax (“VAT”) credit refund of $450,450 and $534,410 respectively. According to Ministry of Finance and State Administration of Taxation Notice on Value-Added Tax Policy for Software Products (Caishui [2011] No. 100), general VAT taxpayers who sell software products developed and produced by themselves are subject to VAT at the current tax rate. After the VAT is levied, the portion of the VAT actual burden that exceeds 3% is eligible for an immediate refund policy. The Company met the criteria of this VAT credit refund policy and was entitled to apply for tax refund on a monthly basis. The grants were recorded as other income in the consolidated financial statements.

Research and Development Costs

Research and development activities are directed toward the development of new software as well as improvements in existing software. These costs primarily include salaries, contract services and supplies.

We follow Financial Accounting Standards Board (FASB) ASC 985 to account for software development costs incurred for external use software. ASC985 requires all development costs to establish the technological feasibility of external-use software to be expensed as incurred. Development costs incurred after establishing technological feasibility to produce the ‘product master’, referred to as ‘production costs’, are capitalized to the extent recoverable by the net realizable value of the software product until the product is available for general release.

We follow ASC985's requirements to expense all software development costs before technological feasibility is established. Only software development costs after establishing technological feasibility, which meet the software development costs capitalization criteria, are capitalized.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

F-16

BVI

Zerolimit Digital Technology Limited, Zerolimit Excellence Limited, Zerolimit Power Limited and Zerolimit Virtue Limited are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Zerolimit Technology Holding Co., Ltd. is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Zerolimit Technology Holding Co., Ltd. is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises, while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the years ended September 30, 2023 and 2022, the company is within the tax exemption period. The Company enjoys a preferential tax rate at 12.5% for the next 3 consecutive years starting from January 1, 2023.

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is not subject to tax on income or capital gain under the current tax laws of U.S. And the Company is subject to tax on income or capital gain under the tax laws of PRC.

Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. The statutory surplus reserves that recognized for the years ended September 30, 2024 and 2023 were $271,127 and $252,285 respectively.

F-17

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has only one reportable operating segment.

Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

Related parties

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; f) other parties that has ability to significant influence the management or operating policies of the entity.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

F-18

Lease

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU require that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit losses (Topic 326), Derivative and Hedging (Topic 815), and Lease (Topic 842): Effective Date. ASU2019-10 amends the effective dates for ASU No. 2016-02. The Group fits the requirement for other entities and has adopted ASU2016-02 for fiscal year ended September 30, 2023. The Company has adopted the amendments with no material change to the balance sheet to recognize right-of-use assets and related lease liabilities for operating leases.

Recent accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates. However, this election will not apply should the Group cease to be classified as an EGC.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, or ASU 2018-19, which clarifies certain topics included within ASU 2016-13. ASU 2016-13 and ASU 2018-19 are effective for the annual reporting period beginning after December 15, 2019, including interim periods within that reporting period. On January 1, 2023, the Company started using the CECL model. The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related accounts receivable and other payables based on their credit rating. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Company’s receivables. Additionally, macroeconomic factors are also considered. The Company also performs case-by-case analysis on specific customers and makes specific allowance for credit loss accordingly. This is assessed each year based on the Company’s specific facts and circumstances. For the fiscal years ended September 30, 2024 and 2023, the Company recorded expected credit loss of $62,731 and $157,656, respectively.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company has adopted these amendments since the fiscal year ended September 30, 2022. The adoption of these amendments does not have a material impact on the Company’s consolidated financial position, results of operations and cash flow.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial position and results of operations upon adoption.

F-19

3. Cash and Cash Equivalents

Cash represents cash on hand and demand deposits placed with banks, which are unrestricted as to withdrawal or use. Cash is denominated in the following currencies:

	As of September 30, 2024	As of September 30, 2023
Cash on hand	$–	$–
Cash at bank	105,706	484,571
Cash at bank - wealth management products	–	1,157,351
Total	$105,706	$1,641,922

There is no restricted cash as of September 30, 2024 and 2023. The wealth management products represent Renminbi Call Deposits with PRC banks which are redeemable in 7 days. Call Deposits provide higher interest rates than a savings account while giving the Company flexible access to its savings.

4. Accounts Receivable, net

	As of September 30,
	2024	2023

Less than 6 months	$3,409,071	$295,538
More than 1 year	130,529	–
Accounts receivable	3,539,600	295,538
Less: Allowance for credit loss	(222,789)	(152,412)
Total	$3,316,811	$143,126

The roll forward schedule of accounts receivable allowance is as follows:

Amount
US$
Balance as of September 30, 2023	(152,412)
Addition	(89,869)
Recovery	27,206
Exchange rate effect	(7,714)
Balance as of September 30, 2024	(222,789)

As of September 30, 2024 and 2023, $62,663 and $152,412 of expected credit loss was recognized in General and Administration Expenses against its accounts receivable, respectively.

F-20

5. Prepayments and other current assets

Prepaid expenses and other current assets consisted of the following as of September 30, 2024 and 2023.

	As of September 30, 2024	As of September 30, 2023

Advance to suppliers*	$4,591,200	$2,462,502
Other current assets	312,891	99,797
Total	4,904,091	2,562,299
Allowances for advance to suppliers	(505,728)	(486,430)
Prepayments and other current assets, net	$4,398,363	$2,075,869

* Advance to suppliers included prepaid marketing and promotion expense and prepaid software development fee.

Prepaid marketing and promotion expenses for the years ended September 30, 2024 and 2023 amounted to $1,738,448 and $1,943,928 respectively and prepaid software development fee for the years ended September 30, 2024 and 2023 amounted to $2,179,856 and $0 respectively. The marketing and promotion expenses are prepaid to retain various marketing and promotional activities after the company successfully launch its IPO.

Movement of allowance for advance to suppliers

	Year Ended September 30, 2024	Year Ended September 30, 2023

Beginning balance	$(486,430)	$(498,910)
Provision for doubtful advance to suppliers	–	–
Written-off	–	–
Exchange rate effect	(19,298)	12,480
Ending balance	$(505,728)	$(486,430)

The allowance for advance to suppliers was provided in year 2022 for advance to Shenzhen Youwei Communication Technology Co., Ltd., a supplier of the Company, which had involved serious liquidating difficulties since the year 2022.

6. Deferred IPO costs

	As of September 30, 2024	As of September 30, 2023

Legal	$795,349	$765,000
Underwriting	369,083	355,000
Accounting	292,852	220,000
Auditing	710,233	510,000
Total	$2,167,517	$1,850,000

F-21

7. Property and equipment, net

Property and equipment, net consisted of the following:

	As of September 30, 2024	As of September 30, 2023

Property and equipment	$921,396	$886,237
Office improvements	233,527	224,616
Subtotal	1,154,923	1,110,853
Less: accumulated depreciation	613,619	370,998
Property and equipment, net	$541,304	$739,855

Depreciation expenses charged to General and Administrative expenses, Cost of revenue, R&D expense for the years ended September 30, 2024 and 2023 amounted to $221,996 and $195,895 respectively.

The Company has no pledged property and equipment as of September 30, 2024 and 2023 to secure general banking facilities.

The Company did not recognize any impairment loss on property and equipment for the years ended September 30, 2024 and 2023.

8. Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software. The following table summarizes the components of acquired intangible asset balances.

	As of September 30, 2024	As of September 30, 2023

Licensed software	$1,528,408	$1,367,332
Patent right	309,521	297,710
Less: accumulated amortization	(280,483)	(97,282)
Sub-total	1,557,446	1,567,760
Software under development	–	90,700
Intangible assets, net	$1,557,446	$1,658,460

Amortization expense recognized in cost of revenues for the years ended September 30, 2024 and 2023 amounted to approximately $174,693 and $79,280 respectively.

As of September 30, 2024, part of the intangible assets were pledged for obtaining bank loans (See Note 10 Short-term bank loans). The Company has no pledged intangible assets as of September 30, 2023 to secure general banking facilities.

The Company did not recognize any impairment loss on intangible asset for the years ended September 30, 2024 and 2023.

F-22

The accumulated amortization as of September 30, 2024 and September 30, 2023 represented the amortization expense of the software that have been capitalized in previous years.

The future amortization for the intangible assets is expected to be as follows:

Twelve months ending September 30,	Estimated amortization expense

2024	$183,793
2025	183,793
2026	183,793
2027	183,793
2028	183,793
Thereafter	638,481
Total	$1,557,446

9. Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of September 30, 2024 and 2023:

Name of related parties	Relationship with the Company
Guangqing Hu	Chairman, Shareholder
Baifen Le	Former Director and indirect shareholder of the Company
Jiawen Lai	CFO
Kai Hu	Former Director and indirect shareholder of the Company
Jian Gang	Former Director and shareholder with more than 10% equity
Zhiwei Zheng	CEO and director
Zerolimit Cloud Business (Shenzhen) Co., LTD	Chairman Guangqing Hu is the director of the company.
Zhonglian Technology (Liaoning) Co., LTD	Shareholder Gang Jian is the director of the company.
Liaoning Beidou Kaipu Communication Technology Co., LTD	Shareholder Gang Jian is the director of the company.
Dalian Chiming Property Management Co. LTD	Shareholder Gang Jian is the director of the company.
Beidou Kaipu Starcloud Communication Hebei Co., LTD	Shareholder Gang Jian is the director of the company.
Dalian Miaoji New Energy Technology Co. LTD	Shareholder Gang Jian is the director of the company.
Shenzhen All Things Spatial Information Co., LTD	Chairman Guangqing Hu is the legal representative of the company.
Shenzhen Zerolimit Zhiyuan Science and Technology Center (Limited Partnership)	Chairman Guangqing Hu is the shareholder of the company.
Shenzhen Guolian Technology Co., LTD	Chairman Guangqing Hu is the legal representative of the company.
Shenzhen Liudu Space Cloud Technology Co., LTD	Chairman Guangqing Hu is the legal representative of the company.
Zerolimit Origin Technology (Shenzhen) Co., LTD	Shareholder Kai Hu is the legal representative of the company.
Zerolimit Digital Technology Co., LTD	Chairman Guangqing Hu is the director of the company.
Liaoning Pulian Suyuan Health Technology Information Consulting Co., LTD	Shareholder Gang Jian is the director of the company.

F-23

i) Significant transactions with related parties were as follows:

Revenue rendered to	Year ended September 30, 2024	Year ended September 30, 2023
Liaoning Pulian Suyuan Health Technology Information Consulting Co., LTD	70,841	1,227,198
Zhonglian Technology (Liaoning) Co., LTD	130,214	245,067
Zerolimit Digital Technology Co., LTD	434,369	594,922
Baifen Le	56	439
Total Revenue rendered to related parties	635,480	2,067,626

Purchases from related parties
Zerolimit Cloud Business (Shenzhen) Co., LTD	23,645	17,944

Loan received from related parties
Zerolimit Digital Technology Co., LTD	–	1,458,321

Loan repayment to related parties
Zerolimit Digital Technology Co., LTD	–	663,669
Guangqing Hu	13,881	–

Loan from related parties
Guangqing Hu	13,881	–

ii) Significant balances with related parties were as follows:

	As of September 30, 2024	As of September 30, 2023
Accounts receivable from related parties
Zerolimit Digital Technology Co., LTD	$2,781	$87,091
Liaoning Pulian Suyuan Health Technology Information Consulting Co., LTD	–	65,105
Total	$2,781	$152,196

	As of September 30 2024	As of September 30, 2023
Due from related parties
Zerolimit Digital Technology Co., LTD	$–	$–
Total	$–	$–

	As of September 30, 2024	As of September 30, 2023
Amount due to related parties
Liaoning Pulian Suyuan Health Technology Information Consulting Co., LTD	$244	$4,112
Total	$244	$4,112

F-24

The balances with related parties are expected to be settled before the IPO.

10. Short term loan

	As of September 30, 2024	As of September 30, 2023

Bank of Communications Shenzhen Nanshan Branch	$–	$411,184
Bank of China Shenzhen Dongbin Road Branch	712,494	–
Total	$712,494	$411,184

During the year ended September 30, 2024, the Company entered into a short-term loan facility agreement with Bank of China Shenzhen Dongbin Road Branch pursuant to which a total facility of up to approximately $712,494 (RMB 5 million) was made available to the Company for the period from March 28 2024 to March 27, 2025 at a fixed interest rate of 2.90% per annum. On August 30, 2023, the Company drew down to $411,184 (RMB 3 million) of loan at a fixed interest rate of 3.55% per annum and repayment on time in year 2024.

The Company entered into a line of credit agreement with Bank of Communications Co., Ltd. Shenzhen Branch in September 2024. As of 9/30/2024, there is no balance for this agreement.

This short-term loan was guaranteed by the below intangible assets of the Company:

		Carrying Amount
Categories	Intangible Assets pledged for bank loan	As of September 30, 2024
Patent right	An improvement method of k-bucket structure of kademlia protocol	$2,209
Licensed software	Distributed peer-to-peer network for large-scale clusters with billions of scales	5,790
Patent right	A distributed network and its construction method	32,534
Total		$40,533

11. Contract liabilities

	As of September 30, 2024	As of September 30, 2023

Deferred revenue	$420,756	$363,433
Total	$420,756	$363,433

The contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Company’s revenue recognition criteria are met. For the years ended September 30, 2024 and 2023, all contract liability at the beginning of the reporting period has been recognized as revenue during the years.

F-25

Movement of deferred revenue

	Year Ended September 30, 2024	Year Ended September 30, 2023

Beginning balance	$363,433	$418,520
Contract liabilities recognized as revenue in the year	(287,369)	(5,909,534)
Contract liabilities addition in the year	328,814	5,955,688
Exchange rate effect	15,878	(101,241)
Ending balance	$420,756	$363,433

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of September 30, 2024	As of September 30, 2023

Salary payable	$172,876	$191,466
Other Miscellaneous payable	6,500	41
Other - direct deposit liabilities	34,200	45,395
Total	$213,576	$236,902

13. Leases

Operating leases as lessee

As of September 30, 2024 and 2023, the Company has operating leases recorded on its consolidated balance sheets for office space that expire through 2026. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to the expiration date. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed. The discount rate is the company’s incremental borrowing rate.

The following tables show ROU assets and lease liabilities, and the associated financial statement line items:

	As of	As of
	September 30,	September 30,
Assets	2024	2023
Operating lease right-of-use assets, net	$1,065,514	$1,453,644

Liabilities
Operating lease liabilities, current	$500,124	$440,787
Operating lease liabilities, non-current	$685,585	$1,140,465

Weighted average remaining lease term (in years)	2.25	3.25
Weighted average discount rate (%)	3.45	3.45

F-26

Rent expense charged to operations is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the years ended September 30, 2024 and 2023, the Company incurred operating lease expense amounted to $482,553 and $492,885 respectively. The operating cash flows from operating leases are cash paid for lease obligations with amounts of $494,705 and $487,033 for the years ended September 30, 2024 and 2023, respectively.

Maturities of lease liabilities were as follows:

Twelve months ending September 30,	Payment due
2025	$533,255
2026	559,912
2027	141,664
Thereafter	–
Sub-total	1,234,831
Less: imputed interest	49,122
Total	$1,185,709

14. Taxes

(a) Taxes payable

Taxes payable consisted of the following:

	As of September 30, 2024	As of September 30, 2023

Income tax payable	$520,441	$268,342
VAT payable	256,174	110,395
Other tax payable	28,668	24,554
Total	$805,283	$403,291

(b) Corporate Income Taxes (“CIT”)

i) The components of the income tax provision are as follows:

	Year ended September 30, 2024	Year ended September 30, 2023

Current income tax	$235,195	$277,576
Deferred income tax	(7,841)	(19,708)
Total	$227,354	$257,868

F-27

ii) Deferred tax assets

	Year ended September 30, 2024	Year ended September 30, 2023
Deferred tax assets:
Allowance for credit loss	$91,073	$79,855
Less: valuation allowance	–	–
Net deferred tax assets	$91,073	$79,855

Reconciliation of effective income tax rate is as follows for the year ended

	September 30, 2024	September 30, 2023

PRC statutory tax rate	25.0%	25.0%
Preferential tax rate reduction in PRC	-12.5%	-12.5%
Additional R&D deduction	-4.9%	-3.2%
Others	0.1%	–
Effective tax rate	7.7%	9.3%

Uncertain tax positions

The Company uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended September 30, 2024 and 2023, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of September 30, 2024 or 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

15. Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands. The Company’s authorized share capital is US$50,000 with a nominal or par value of US$1 each. As of September 30, 2024 and 2023, 5,000 Ordinary Shares were issued and outstanding. Each Ordinary Share has one (1) vote.

F-28

On February 19, 2024, the shareholders and Board of Directors of the Company approved a forward split of our outstanding Ordinary Shares at a ratio of 10,000-for-1 share. Following the forward split, the Company’s authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As a result, as of the date hereof, there are 50,000,000 issued and outstanding ordinary shares of the Company. as set forth below:

Allottee	Number of Ordinary Shares*	Consideration
Zerolimit Digital Technology Limited	36,505,000	$3,650.50
Zerolimit Excellence Limited	5,500,000	550.00
Zerolimit Power Limited	5,500,000	550.00
Zerolimit Virtue Limited	2,495,000	249.50
Total	50,000,000	$5,000.00

The shares are presented on a retroactive basis to reflect the stock split.

16. Statutory surplus reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory surplus reserve as determined pursuant to PRC statutory laws totaled approximately $271,127 as of September 30, 2024.

17. Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s restricted assets are US$3,892,301 and US$3,621,174 as at September 30, 2024 and 2023 respectively. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024 and 2023, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $3,892,301 and $3,621,174, respectively

F-29

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Group as of September 30, 2024, and 2023.

18. Disaggregated information of revenues

Revenue disaggregation	2024	2023

Software Perpetual License	$5,471,793	$5,045,621
Software Term License	434,369	635,046
Total revenues	$5,906,162	$5,680,667

The following table presents revenue disaggregation by software products for the fiscal years ended September 30, 2024 and 2023, respectively.

	Fiscal year ended September 30,
Revenue disaggregation by software products	2024	2023
Cloud Data Base Station Node Software	$5,311,916	$4,902,503
Enterprise Data Base Station Node Software and Hardware	122,853	–
Smart Metaverse Box	37,024	143,118
Decentralization Application Software	434,369	635,046
Total	$5,906,162	$5,680,667

19. Government subsidies

Government subsidies mainly represents VAT refund received. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Zhenglian Technology (Shenzhen) Co., Ltd. is entitled to obtain VAT refund as they meet the requirement of software companies.

	Fiscal year ended September 30, 2024	Fiscal year ended September 30, 2023

VAT refund received	$447,451	$483,001
Other government subsidies	2,999	51,409
Total	$450,450	$534,410

20. Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

F-30

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of September 30, 2024 and 2023, $105,706 and $1,641,922 were deposited with financial institutions located in the PRC, respectively. The management believes that these financial institutions are of high credit quality, and management also continually monitors the financial institutions’ credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

The Company’s functional currency is the RMB, and its consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 2.8% in the year ended December 31, 2023. The RMB depreciated by 8.57% in the year ended December 31, 2022 and appreciated by 2.29% in the year ended December 31, 2021 from December 31, 2020 to December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the years ended September 30, 2024 and 2023 or as of September 30, 2024 and 2023, respectively:

	A	B	C	D	E	F	G	H	I
Revenues, customer concentration risk
Year ended September 30, 2024	12%	11%	11%	—	—	—	—	—	—
Year ended September 30, 2023	15%	—	—	—	22%	10%	—	—	—

Accounts receivable, customer concentration risk
As of September 30, 2024	23%	13%	20%	14%	12%	12%	—	—	—
As of September 30, 2023	—	—	—	—	15%	19%	34%	16%	16%

	J	K	L	M	N
Purchase, supplier concentration risk
As of September 30, 2024	100%	—	—	—	—
As of September 30, 2023	—	—	—	—	—

	J	K	L	M	N
Accounts payable, supplier concentration risk
As of September 30, 2024	42%	10%	—	—	—
As of September 30, 2023	72%	28%	—	—	—

F-31

d)	VIE risk

Under the Contractual Agreements with the consolidated VIE, the Company has the power to direct activities of the consolidated VIE and VIE’s subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIE and VIE’s subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIE that can only be used to settle obligations of the respective consolidated VIE, except for the registered capital of the consolidated VIE amounting to $2,953,991 as of September 30, 2024. Since the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIE and VIE’s subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the Company’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIE and the Equity Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIE, which may result in deconsolidation of the VIE.

21. Commitments and contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results as of the date hereof.

Zhenglian Shenzhen has a contract dispute with one of its previous suppliers, Shenzhen Youwei Communication Technology Co., Ltd. (“Youwei”). Zhenglian Shenzhen sued Youwei on March 23, 2023 in connection with a cooperative purchasing agreement and a relevant supplementary agreement (the “Youwei Purchase Agreements”) between Youwei and Zhenglian Shenzhen in Shenzhen Qianhai Cooperation Zone People's Court (“Qianhai Court”). Zhenglian Shenzhen claimed that Youwei failed to provide Zhenglian Shenzhen with the customized mobile phones that meet Zhenglian Shenzhen’s requirements in accordance with the Youwei Purchase Agreements. Zhenglian Shenzhen has claimed total compensation of approximately $1.1 million. Since then Youwei filed a counterclaim against Zhenglian Shenzhen and, as of September 30, 2024, the case was still pending the Qianhai Court’s judgement. We do not believe this legal proceeding will have any material adverse effect on our operation in China.

22. Subsequent events

The Company evaluated all events and transactions that occurred after September 30, 2024 up through January 10, 2025, the date the Company confidentially filed these consolidated financial statements for disclosure or recognition in the consolidated financial statements of the Company, as appropriate.

On Oct 11, 2024, the Company obtained $270,748 borrowings   from Bank of Communications Co., Ltd. Shenzhen Branch with interest rate of 3%.

This short-term loan was guaranteed by the below intangible assets of the Company.

Categories	Intangible Assets pledged for bank loan	Carrying Amount
		As of September 30, 2024
Patent right	An improvement method of k-bucket structure of kademlia protocol	$2,209
Licensed software	Distributed peer-to-peer network for large-scale clusters with billions of scales	5,790
Patent right	A distributed network and its construction method	32,534
Total		$40,533

F-32

On Oct 24, 2024, the Company obtained $712,494 borrowings from Industrial and Commercial Bank of China Limited Shenzhen Hi-Tech Park South Branch with interest rate of 2.75%, the loan was guaranteed by Guangdong Financing Re Guarantee Co., Ltd.

On Nov 15, 2024, the Company obtained $646,945 borrowings from China Guangfa Bank Co., Ltd. Shenzhen Branch with interest rate of 3.6%.

The term of the borrowings shall not exceed one year.

23. Condensed financial information of the parent company

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Payment of dividends by entities organized in the PRC are subject to limitations, procedures and formalities. Regulations in the PRC currently permit payments of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenue being earned and currency received is denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires that the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries

F-33

Condensed financial information of the parent company

CONDENSED BALANCE SHEETS

	September 30,	September 30,
	2024	2023
ASSETS
Current assets	$–	$–
Investment in subsidiaries and VIEs (restricted)	10,079,858	7,018,028
Non-current assets	–	–
Total Assets	$10,079,858	$7,018,028

Liabilities and Equity	$–	$–

Current liabilities	–	–
Non-current liabilities	–	–
Total liabilities	–	–

Commitments and Contingencies	–	–

Shareholders’ Equity
*Ordinary Share, ($0.0001 par value; 500,000,000 shares authorized; 50,000,000 shares issued and outstanding as of September 30, 2023 and 2022)	5,000	5,000
Share Subscription Receivables	(5,000)	(5,000)
Additional paid-in capital	2,953,991	2,953,991
Statutory reserves	–	–
Retained earnings	7,281,538	4,570,263
Accumulated other comprehensive income (loss)	(155,671)	(506,226)
Total Shareholders’ Equity	10,079,858	7,018,028

Total Liabilities and Shareholders’ Equity	$10,079,858	$7,018,028

*        The shares and per share data are presented on a retroactive basis to reflect the stock split.

F-34

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended
	September 30,
	2024	2023

Equity in earnings of subsidiaries	$2,711,275	$2,522,852
NET INCOME	2,711,275	2,522,852

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	350,555	(208,960)
COMPREHENSIVE INCOME(LOSS)	$3,061,830	$2,313,892

CONDENSED STATEMENTS OF CASH FLOW

	Years Ended
	September 30,
	2024	2023

Cash Flows from Operating Activities
Net income	$2,711,275	$2,522,852
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries and VIEs	2,711,275	(2,522,852)
Net cash used in operating activities	–	–
Cash Flows from Investing Activities	–	–
Cash Flows from Financing Activities	–	–
Net decrease in cash and restricted cash	–	–
Cash and restricted cash, beginning of year	–	–
Cash and restricted cash, end of year	$–	$–

F-35

Until [•], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

[•] Ordinary Shares

Zerolimit Technology Holding Co. Ltd.

Prospectus dated [•], 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The laws of the Cayman Islands do not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person's own fraud, dishonesty, willful neglect or willful default or against the consequences of committing a crime. Our Amended and Restated Articles of Association, which will become effective upon or before completion of this offering, provide that, to the extent permitted under Cayman Islands law, we shall indemnify our directors and officers, and their personal representatives against and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such persons, other than by reason of such person’s own actual fraud, willful default or willful neglect in or about the conduct of our Company’s business or affairs, or in the execution or discharge of his duties, powers, authorities, or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our Company or its affairs in any court or tribunal whether in the Cayman Islands or elsewhere. To the extent permitted by the law of the Cayman Islands, we may make a payment, or agree to make a payment (whether by way of advance, loan or otherwise), for any legal costs incurred by our directors and officers in respect of any matters identified above, on the condition that our directors and officers will repay us those legal costs (to the extent that it is ultimately found that we are not liable to indemnify the director or officer).

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Ordinary Shares		Consideration

Zerolimit Digital Technology Limited	February 2, 2023	3,650.50	(1)	$3650.50
Zerolimit Excellence Limited	February 2, 2023	550.00		$550.00
Zerolimit Power Limited	February 2, 2023	550.00		$550.00
Zerolimit Virtue Limited	February 2, 2023	249.50		$249.50
Total		5,000.00		$5,000.00

(1)	On February 2, 2023, Zerolimit Cayman was incorporated, and the subscriber received 1 ordinary share as incorporation founder. On the same day, the subscriber's share was transferred to Zerolimit Digital Technology Limited, and the Company issued 3,649.50 ordinary shares to Zerolimit Digital Technology Limited.

II-1

On February 19, 2024, the Company’s authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value $0.0001 per share. As of the date of this prospectus, there are 50,000,000 Ordinary Shares issued and outstanding as below:

Securities/Purchaser	Number of Ordinary Shares

Zerolimit Digital Technology Limited	36,505,000
Zerolimit Excellence Limited	5,500,000
Zerolimit Power Limited	5,500,000
Zerolimit Virtue Limited	2,495,000
Total	50,000,000

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

The exhibit index of this draft registration statement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

II-2

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(2)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(3)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-3

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association

3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)

4.1*	Specimen Certificate for Ordinary Shares

4.2*	Form of Underwriter’s Warrants (included in Exhibit 1.1)

5.1*	Opinion of Ogier regarding the validity of the Ordinary Shares being registered

5.2*	Opinion of Prudentia Law Corporation, U.S. counsel to the Registrant

10.1*	Form of Employment Agreement by and between executive officers and the Registrant

10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3*	Form of Director Offer Letter between the Registrant and its directors

10.4*	Powers of Attorney executed by each VIE shareholder, accepted by WFOE and acknowledged by the VIE dated May 24, 2023

10.5*	Equity Interest Pledge Agreement by and among WFOE, the VIE and the VIE shareholder dated May 24, 2023

10.6*	The form of Spousal Consent granted by the spouse of each individual shareholder of the VIE, as currently in effect, and a schedule of all executed Spousal Consent adopting the same form

10.7*	Exclusive Consulting and Services Agreement by and between WFOE and the VIE dated May 24, 2023

10.8*	Exclusive Option Agreement by and among WFOE, the VIE and the VIE shareholder dated May 24, 2023

10.9*	Software Authorization Agreement by and among the VIE and Zerolimit Digital dated March 1, 2024

10.10*	Trademark Authorization Agreement by and among the VIE and ZeroLimit Digital Technology Co., Ltd. dated January 1, 2024

10.11*	Master Sales Agreement between the VIE and Liaoning Pulian Suyuan Health Technology Information Consulting Co., Ltd.

10.12*	Master Sales Agreement between the VIE and Shenzhen Jisu Distributed Network Technology Co., Ltd.

21.1*	List of Subsidiaries

23.1*	Consent of TPS Thayer, LLC, an independent registered public accounting firm

II-4

23.2*	Consent of Ogier (included in Exhibit 5.1)

23.3*	Consent of Global Law Office

24.1*	Powers of Attorney (included on signature page)

99.1	Zerolimit Technology Holding Co. Ltd.’s Representation under Item 8.A.4 of Form 20-F

99.2*	Code of Business Conduct and Ethics of the Registrant

99.3*	Consent of Prudentia Law Corporation (included in Exhibit 5.2)

99.4*	Opinion of Global Law Office regarding certain PRC law matters

99.5*	Opinion of China Legal Service (Hong Kong) Limited regarding certain Hong Kong legal matters

99.6*	Audit Committee Charter

99.7*	Compensation Committee Charter

99.8*	Nominating and Corporate Governance Charter

99.9*	Consent of Independent Director Appointee Xiaosha Hu

99.10*	Consent of Independent Director Appointee Shaomei Zhang

99.11*	Consent of Independent Director Appointee Oliver Yucheng Chen

107*	Filing Fee Table

*	To be filed by amendment.
†	Portions of these exhibits have been omitted pursuant to Rule 406 under the Securities Act.

II-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on [•], 2024.

Zerolimit Technology Holding Co. Ltd.

By:	/s/
	Name:	Zhiwei Zheng
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Zhiwei Zheng and Jiawen Lai as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer and Director	[•], 2024
Zhiwei Zheng	(Principal Executive Officer)

/s/	Chief Financial Officer	[•], 2024
Jiawen Lai	(Principal Accounting and Financial Officer)

II-6

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Burlingame, California on [•], 2024.

[ ]

By:	/s/
Name:
Title:

II-7